EXHIBIT 99.1

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2025

This annual information form ("AIF") is as of March 30, 2026

Item 1. Table of Contents

Item 2. Preliminary Notes

This AIF contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Wherever possible, words such as "plans", "expects", or "does not expect", "budget", "scheduled", "estimates", "forecasts", "anticipate" or "does not anticipate", "believe", "intend" and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, have been used to identify forward-looking information.

Forward-looking information in this AIF includes, without limitation, statements regarding:

•	our goal regarding the potential for securing the necessary permitting for the Pebble Project and our ability to establish that such a permitted mine can be economically developed;

•

the success of (i) the action that has commenced in the U.S. federal court challenging the U.S. Environmental Protection Agency ("EPA")’s actions and the record of decisions ("RODs") issued by the United States Army Corps of Engineers ("USACE") on November 20, 2020 (the "2020 ROD"), denying the permit application of the Pebble Partnership, and on April 15, 2024 (the "2024 ROD") in connection with the EPA’s Final Determination, to prevent the Company and the Pebble Partnership from building a mine at the Pebble Project, and our related litigation approach, and (ii) any summary judgement proceedings taken in connection with this action; and (iii) our action in the U.S. federal court asserting that the Final Determination constitutes an unconstitutional "taking" of property;

•

if the challenge to the EPA’s Final Determination and the USACE’s 2020 ROD and 2024 ROD are successful, our ability to obtain the issuance of a positive final ROD under Section 404 of the Clean Water Act (“CWA”) and obtain other federal and state permits required for the Pebble Project, including under the CWA, the National Environmental Policy Act ("NEPA"), and relevant legislation;

•	the timing of court hearings in our summary judgement proceedings against the EPA and any resulting decision of the Alaska federal court;

•

any actions that may be taken by the EPA further to the executive order of President Trump dated January 20, 2025, entitled “Unleashing Alaska’s Extraordinary Resource Potential” (the "2025 Executive Order");

•	the outcome of the U.S. government investigation involving the Company;

•	our plan of operations, including our plans to carry out and finance exploration and development activities;

•	our ability to raise capital for exploration and development activities and meet our working capital requirements;

•	our expected financial performance in future periods;

•	our expectations regarding the exploration and development potential of the Pebble Project;

•	the outcome of the legal proceedings in which we are engaged;

•	the contribution of the Pebble Project to the U.S. federal, state, and regional economies;

•	the uncertainties related to the conflicts in Ukraine and the Middle East; and

•	factors relating to our investment decisions.

Forward-looking information is based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable.

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Key assumptions upon which the Company’s forward-looking information are based include:

•

that we will ultimately be able to demonstrate that the Pebble Project can be economically developed and operated in an environmentally sound and socially responsible manner, meeting all relevant federal, state, and local regulatory requirements so that we will be ultimately able to obtain permits and other legislative approvals authorizing construction of the Pebble Project;

•

that we will be able to secure sufficient capital necessary for continued environmental assessment and permitting activities and engineering work which must be completed prior to any potential development of the Pebble Project which would then require engineering and financing to advance to ultimate construction;

•	that we will be successful in challenging the EPA’s Final Determination and the USACE’s 2020 ROD and 2024 ROD through the legal actions that we have commenced or that these decisions will be reversed;

•	that, after such success, we will ultimately succeed in receiving a positive ROD from the USACE and the necessary permits for the Pebble Project;

•	that the market prices of copper, gold, molybdenum, rhenium and silver will not decline significantly or stay depressed for a lengthy period;

•	that key personnel will continue their employment with us; and

•	that we will continue to be able to secure adequate financing on acceptable terms.

Such Forward Looking Statements related to the 2023 Preliminary Economic Assessment (the "2023 PEA") (discussed below in Description of Business) also include (i) the project plan for the Pebble Project, as defined by the Proposed Project and various Potential Expansion Scenarios and including the financial results of the 2023 PEA, including net present value and internal rates of return, and the ability of the Pebble Partnership to secure the financing to proceed with the development of the Pebble Project, including any stream financing and infrastructure outsourcing; (ii) the social integration of the Pebble Project into the Bristol Bay region and benefits for Alaska, (iii) the political and public support for the permitting process, (iv) the exploration potential of the Pebble Project, (v) the future demand for copper, gold and other metals; and (vi) the potential addition of partners in the Pebble Project. Additional assumptions we used to develop forward-looking statements related to the 2023 PEA include that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) any feasibility studies prepared for the development of the Pebble Project will be positive, (iii) Northern Dynasty’s estimates of mineral resources will not change, and Northern Dynasty will be successful in converting mineral resources to mineral reserves, (iv) Northern Dynasty will be able to establish the commercial feasibility of the Pebble Project and (v) third parties will be prepared to participate in the development of the Pebble Project through the undertaking of the development of infrastructure required for the mine (e.g., marine terminal, access roads, natural gas pipelines, mine site power plant). Although the Company believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project, achieve the required financing, or develop the Pebble Project. The 2023 PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no assurance that the 2023 PEA will be realized. Mineral Resources that are not mineral reserves do not have demonstrated economic viability, and there is no assurance that the Pebble Project mineral resources will ever be upgraded to reserves.

Such forward looking statements or information related to the 2023 PEA include but are not limited to statements or information with respect to the mined and processed material estimates, the internal rate of return, the annual production, the net present value, the life of mine, the capital costs, operating costs estimated for each of the Proposed Project and the expansion scenarios for the Pebble Project, other costs and payments for the proposed infrastructure for the Pebble Project (including how, when, where and by whom such infrastructure will be constructed or developed), projected metallurgical recoveries, plans for further development, and securing the required permits and licenses for further studies to consider expansion of the operation, market price of precious and base metals, or other statements that are not statement of fact.

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Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Forward-looking statements are also subject to risks and uncertainties facing our business, any of which could have a material impact on our outlook.

Some of the risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include:

•	we may be unsuccessful in the legal actions that we have commenced to challenge the EPA’s Final Determination including our motions to proceed by way of summary judgment;

•	we may be unsuccessful in seeking to challenge the USACE’s permitting decisions;

•

even if we succeed in our legal actions to reverse the Final Determination and the USACE’s permitting decisions, we may be unsuccessful in receiving a positive ROD from the USACE and the necessary permits required for the Pebble Project and, specifically, we may be unsuccessful in our efforts to present a revised CMP to the Alaska District that will address the concerns of the Alaska District as to the impacts of the Pebble Project;

•

there is no assurance that the 2025 Executive Order will result in any change to the EPA’s Final Determination or the EPA’s defence of the legal actions that we have commenced to reverse the Final Determination and the USACE’s permitting decisions;

•

if we are successful in our “takings” case against the U.S. (currently paused while the actions to reverse the Final Determination and the USACE’s permitting decisions are proceeding), there is no assurance as to any amount that we would ultimately recover;

•	our inability to ultimately obtain permitting for the Pebble Project;

•

an inability to establish that the Pebble Project may be economically developed and mined or contain commercially viable deposits of ore based on a mine plan for which government authorities are prepared to grant permits;

•

despite resolving the shareholder class-action securities litigation claims that have been filed against us in the U.S. and Canada, we may still need to litigate securities litigation claims that might be filed on an individual (non-class) basis with respect to any shareholders who "opted-out" of the U.S. class settlement;

•	the uncertainty of the outcome of current or future government investigations and inquiries, including but not limited to, matters before a federal grand jury in Alaska;

•	our ability to obtain funding for working capital and other corporate purposes associated with advancement of the Pebble Project;

•	an inability to continue to fund exploration and development activities and other operating costs;

•	our actual operating expenses may be higher than projected;

•	the highly cyclical and speculative nature of the mineral resource exploration business;

•	the technical uncertainties of the Pebble Project and the lack of established reserves on the Pebble Project;

•	an inability to recover even the financial statement carrying values of the Pebble Project if we cease to continue as a going concern;

•	the potential for loss of the services of key executive officers;

•	a history of, and expectation of further, financial losses from operations impacting our ability to continue as a going concern;

•	the volatility of gold, copper, molybdenum, silver and rhenium prices and share prices of mining companies;

•	uncertainty related to the conflicts in Ukraine and the Middle East;

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•	the impact of inflation on project costs and budgets going forward;

•	stock market volatility and the impact on our ability to complete equity financings;

•	the inherent risk involved in the exploration, development and production of minerals, and the presence of unknown geological and other physical and environmental hazards at the Pebble Project;

•

the potential for changes in, or the introduction of new, government regulations relating to mining, including laws and regulations relating to the protection of the environment and project legal titles;

•	potential claims by third parties to titles or rights involving the Pebble Project;

•	the uncertainty of the outcome of current or future litigation including, but not limited to, our challenge of the EPA’s Final Determination;

•	the inability to insure our operations against all risks;

•	the highly competitive nature of the mining business;

•	the terms of the Convertible Notes may adversely impact our ability to complete future equity financings;

•	the potential equity dilution to current shareholders due to any future equity financings or from the exercise of outstanding share purchase options to purchase the Company’s shares; and

•	that we have never paid dividends and will not do so in the foreseeable future.

The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) the finalization of the project plan for the Pebble Project, including the financial results of the 2023 PEA, (iii) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (iv) the completion of all necessary engineering for mining, processing and infrastructure facilities, (v) our ability to secure a partner for the development of the Pebble Project, and (vi) our receipt of significant additional financing to fund these objectives as well as funding mine construction.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties, and other factors, including, without limitation, the risks and uncertainties described above. See "Risk Factors" on page 59 and the risk factors and related discussions in our Management Discussion and Analysis for the year ended December 31, 2025 ("2025 Annual MD&A").

Our forward-looking statements are based on the reasonable beliefs, expectations, and opinions of management on the date of this AIF. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should appreciate the inherent uncertainty of, and not place undue reliance on, forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

Incorporation of Continuous Disclosure Documents by Reference

In this AIF, the "Company" or "Northern Dynasty" refers to Northern Dynasty Minerals Ltd. and all its subsidiaries and affiliated partnerships together unless the context states otherwise.

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Currency and Metric Equivalents

All dollar amounts are expressed in Canadian dollars unless otherwise indicated. The Company’s accounts are maintained in Canadian dollars. The daily rate of exchange as reported by the Bank of Canada for the conversion of one Canadian dollar into one United States dollar ("U.S. dollar") on December 31, 2025, being the last business day, was $1.3706.

On March 27, 2026, the rate of exchange of the Canadian Dollar, based on the daily rate in Canada as published by the Bank of Canada, was US$1.00 = $1.3875.  Exchange rates published by the Bank of Canada, available on its website www.bankofcanada.ca, are nominal quotations - not buying or selling rates - and intended for statistical or analytical purposes.

The following tables set out the exchange rates, based on the daily rates in Canada as published by the Bank of Canada for the conversion of Canadian Dollars into U.S. dollars.

	Year Ended December 31 (Canadian Dollars per U.S. Dollar)
	2025	2024	2023	2022
Rate at end of year	1.3706	1.4389	1.3226	1.3544
Average rate for year	1.3978	1.3698	1.3497	1.3013
High for year	1.4603	1.4416	1.3875	1.3856
Low for year	1.3558	1.3316	1.3128	1.2451

Monthly High and Low Daily Exchange Rate (Canadian Dollar per U.S. Dollar)
Month or Period	High	Low
March 2026 (to March 27, 2026)	1.3875	1.3567
February 2026	1.3708	1.3544
January 2026	1.3913	1.3515
December 2025	1.3986	1.3674
November 2025	1.4120	1.3979

For ease of reference, the following factors for converting metric measurements into Imperial equivalents are as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
metres	3.281	= feet
kilometres	0.621	= miles (5,280 feet)
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 pounds)
grams/tonne	0.029	= ounces (troy)/ton

Glossary

In this AIF the following terms have the meanings set forth herein:

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Regulatory Terms:

Term	Meaning
2020 Project Plan	The project plan under the updated Project Description, as described in the final environmental impact statement for the Pebble Project see Pebble EIS below
2020 ROD	The Record of Decision issued by the USACE on November 20, 2020, denying the permit application of the Pebble Partnership under Section 404 of the CWA
2023 PEA

The NI 43-101 technical report entitled, Pebble Project, NI 43-101 Technical Report Update and Preliminary Economic Assessment, Alaska, United States of America, Effective Date: August 21, 2023 Amended & Restated Report Date: September 18, 2023 by Robin Kalanchey, P.Eng., Ausenco Engineering Canada Inc., Scott Weston, P.Geo., Ausenco Sustainability Inc., Graeme Roper, P.Geo., Tetra Tech Canada Inc., Greg Z. Mosher, P.Geo., Tetra Tech Canada Inc., Hassan Ghaffari, P.Eng., Tetra Tech Canada Inc., Sabry Abdel Hafez, PhD, P.Eng., Worley Canada Services Ltd., Les Galbraith, P.Eng., P.E., Knight Piésold Ltd., Stuart J. Parks, P.E., NANA Worley, James Wescott Bott, P.E., HDR Alaska Inc., Steven R. Rowland, P.E., RECON LLC

2024 ROD

The Record of Decision issued by the USACE on April 15, 2024, denying the permit on the basis that the Pebble Project and portions of the required transportation and pipeline corridor fall within the "defined areas for prohibition" and the "defined area for restriction" in the EPA’s Final Determination, as described in detail below under Item 4. Three Year History, CWA 404 Permitting Process

2025 Executive Order	The Executive Order of President Trump dated January 20, 2025, entitled “Unleashing Alaska’ s Extraordinary Resource Potential”
Administrative Appeal Decision

The administrative appeal decision of the USACE dated April 24, 2023, issued in respect of the appeal by the Pebble Partnership of the Alaska District’s Record of Decision of the Pebble Partnership’s permit application under Section 404 of the CWA

ADEC	Alaska Department of Environmental Conservation
ADNR	Alaska Department of Natural Resources
Alaska District	The Alaska District of the USACE
CMP	Compensatory Mitigation Plan for the Pebble Project submitted by the Pebble Partnership to the USACE under the CWA permitting process
CWA	U.S. Clean Water Act
CWA 404 Permit Application	The permit application filed by the Pebble Partnership with the USACE pursuant to Section 404 of the CWA
EIS	Environmental Impact Statement
EPA	U.S. Environmental Protection Agency
Final Determination	The final determination of the EPA issued on January 30, 2023, under the CWA
June 2020 Revised Project Application	The revised permit application submitted to the USACE under NEPA in June 2020
NEPA	U.S. National Environmental Policy Act
NI 43-101	National Instrument 43-101, a national instrument in Canada for Standards of Disclosure for Mineral Projects

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Term	Meaning
Pebble Partnership	The Pebble Limited Partnership, an Alaskan registered limited partnership wholly owned by the Company
Pebble Deposit	The copper, gold, molybdenum, silver and rhenium mineral deposit located in southwest Alaska on the mining claims and leasehold interests of the Pebble Partnership
Pebble Project	The development of a mine producing copper, gold, molybdenum, silver and rhenium metals from the Pebble Deposit
Project Description

The production plan and corresponding project configuration for the development of the Pebble Project, as presented in the original December 2017 Permit Application, subsequently amended, and reflected in the final EIS

Proposed Project	The development of the Pebble Project in accordance with the Project Description, as amended in the 2023 PEA
PIR	Public Interest Review under the CWA permitting process
Remand Process

The remand process ordered by the USACE Pacific Ocean Division under its Administrative Appeal Decision on April 25, 2023, under which the Alaska District of the USACE was ordered to re-evaluate specific issues relating to the ROD

Revised Proposed Determination	The revised proposed determination issued by the Regional Administrator of the EPA under Section 404(c) of the CWA in respect of the Pebble Project published in May 2022
ROD	The Record of Decision issued by the USACE in connection with the permitting process under Section 404 of the CWA
Royalty Agreement

The royalty agreement dated July 26, 2022 between the Pebble Partnership, together with certain other wholly owned subsidiaries of the Pebble Partnership, and the Royalty Holder, as subsequently amended

Royalty Holder	The holder of a royalty granted under the Royalty Agreement
SEC	The U.S. Securities and Exchange Commission
U.S.	United States
USACE	U.S. Army Corps of Engineers
USGS	U.S. Geological Survey

Technical Terms:

Term	Meaning
Alkalic	Igneous rock containing a relatively high percentage of sodium and potassium feldspar; alteration can also introduce alkali minerals.
Argillic	Hydrothermal alteration of wall rock that forms clay minerals including kaolinite, smectite, illite and other species.
C1	Cash cost per unit of extracting and processing the principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold.
CuEq	Copper Equivalent

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Term	Meaning
Comminution	Reduction of solid materials from one average particle size to a smaller average particle size by crushing, grinding, cutting, vibrating, or other means.
Deportment	Assessment of how minerals contribute to grade, as each mineral is likely to behave differently to comminution, flotation or leaching.
Diorite	Grey to dark-grey igneous intrusive rock of intermediate composition, composed principally of plagioclase feldspar along with biotite, hornblende and/or pyroxene.
Element Abbreviations	Au - Gold; Ag - Silver; Al - Aluminum; Cu - Copper; Fe - Iron; Mo - Molybdenum; Na - Sodium; O - Oxygen; Pb - Lead; Re – Rhenium; S - Sulphur; Zn - Zinc.
Geometallurgy	Practice of combining geology and/or geostatistics with metallurgy.
Graben	Down-dropped block of land bordered by faults.
Granodiorite	Medium- to coarse-grained acid igneous rock with quartz (>20%), plagioclase and alkali feldspar, commonly with minor hornblende and/or biotite.
Hypogene	Processes below the earth's surface which, in mineral deposits, result in precipitation of primary minerals like sulphides.
Hydrothermal mineral deposit

Any concentration of metallic minerals formed by the precipitation of solids from hot waters (hydrothermal solution). The solutions may be sourced from a magma or from deeply circulating water heated by magma.

Illite Pyrite	Alteration zone with significant amounts of illite – a clay mineral and pyrite – an iron sulphide mineral.
Intrusion (batholith, dyke, pluton)	Medium to coarse grained igneous bodies that crystallized at depth within the Earth's crust. Large intrusive bodies are called batholiths; smaller bodies are plutons and linear bodies are dykes.
K Silicate	Alteration zone with significant potassium (K) bearing silicate minerals.
Kriging	A method of estimation of a variable value (such as metal grade) at an unmeasured location from measured values, weighted by distance and orientation, at nearby locations.
Leached Cap	Rock that originally contained mineralization that was subsequently removed due to weathering processes.
Locked Cycle Test	A repetitive batch flotation test used in mineral processing laboratories while developing a metallurgical flowsheet.
Monzonite	Igneous intrusive rock with approximately equal amounts of plagioclase and alkali feldspar, and less than 5% quartz by volume.
Porphyry deposit	A type of mineral deposit genetically related to igneous intrusions in which ore minerals are widely distributed, generally of low grade but commonly of large tonnage.
Potassic	Hydrothermal alteration that results in the production of potassium-bearing minerals such as biotite, muscovite or sericite, and/or orthoclase.
Preliminary Economic Assessment

A study that includes an economic analysis of the potential viability of mineral resources but that does not meet the definition of either a “pre-feasibility study” or a “feasibility study”, as such terms are defined under Canadian Institute of Mining and Metallurgy ("CIM") Definitions below. It is a term defined under NI 43-101.

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Term	Meaning
Pyrophyllite	Aluminosilicate hydroxide mineral that forms because of hydrothermal alteration or low-grade metamorphism.
QSP	Quartz Sericite Pyrite; an alteration zone.
Sericite	Alteration zone with significant sericite, a fine-grained version of the mica mineral muscovite.
Sodic Potassic	Alteration zone with significant sodium (Na) and potassium (K) bearing minerals
Sodic	In this report, refers to a type of hydrothermal alteration that contains sodium-bearing minerals, most commonly albite feldspar.
Subduction	Process by which one tectonic plate moves under another tectonic plate.
Supergene	Refers to processes that occur relatively near the surface of the earth which modify or destroy original (hypogene) minerals by oxidation and chemical weathering.
Superterrane	A group of physically connected and related geological terranes (group of related rock units).

Unit Abbreviations

Unit Description	Abbreviation
Billion	B
Feet	ft
Gram	g
Grams per tonne	g/t
Greater than	>
Hectare (10,000 m2)	ha
Kilo (thousand)	k
Kilogram	kg
Kilometre	km
Less than	<
Metres	m
Microns	µm
Mile	mi
Million	M
Million tonnes	Mt
Ounce	oz
Parts per million	ppm
Percent	%
Pounds	lb
Square kilometer	km2
Tonnes (metric - 1,000 kg)	t
Tons per day	Tpd
Tons (Imperial - 2,000 lb)	ton

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Canadian Mineral Property Disclosure Standards and Resource Estimates

The discussion of mineral deposit classifications in this AIF uses the certain technical terms presented below as they are defined in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on mineral resources and reserves (the "CIM Standards") adopted by the CIM Council, as required by NI 43-101. The following definitions are reproduced from the latest version of the CIM Standards, which were adopted by the CIM Council on May 10, 2014 (the "CIM Definitions"). Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely "resources" (potential for economic viability) and "reserves" (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. The Company does not claim to have any reserves currently. The CIM definitions are as follows:

Term	Definition
Mineral Resource

A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Measured Mineral Resource

That part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A measured mineral resource has a higher level of confidence than that applying to either an Indicated mineral resource or an inferred mineral resource. It may be converted to a proven mineral reserve or to a probable mineral reserve.

Indicated Mineral Resource

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An indicated mineral resource has a lower level of confidence than that applying to a measured mineral resource and may only be converted to a probable mineral reserve.

Inferred Mineral Resource

That part of a mineral resource for which quantity and grade or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and may not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

Mineral Reserve

The economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which mineral reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a mineral reserve must be demonstrated by a pre-feasibility study or feasibility study.

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Proven Mineral Reserve	The economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors.
Probable Mineral Reserve

The economically mineable part of an indicated, and in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

Modifying Factors

Considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Feasibility Study

A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

Pre-feasibility Study

A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be converted to a mineral reserve at the time of reporting. A pre-feasibility study is at a lower confidence level than a feasibility study.

Cautionary Notes to United States Investors Concerning Canadian Mineral Property Disclosure Standards

As a Canadian issuer, Northern Dynasty is required to comply with reporting standards in Canada that require that we make disclosure regarding our mineral properties, including any estimates of mineral reserves and resources, in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources adopted by the CIM.

The U.S. Securities and Exchange Commission (the "SEC") adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the US Securities Exchange Act of 1934 (the "U.S. Exchange Act"). The SEC Modernization Rules include the adoption of definitions of the following terms, which are substantially similar to the corresponding terms under the CIM Definition Standards that are presented above under "Canadian Mineral Property Disclosure Standards and Resource Estimates":

•	mineral resource;

•	measured mineral resource;

•	indicated mineral resource;

•	inferred mineral resource;

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•	mineral reserve;

•	proven mineral reserve;

•	probable mineral reserve;

•	modifying factors;

•	feasibility study; and

•	preliminary feasibility study (or "pre-feasibility study").

With the adoption of the SEC Modernization Rules, the SEC recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be substantially similar to the corresponding CIM Definitions.

Northern Dynasty is not required to provide disclosure on our mineral properties, including the Pebble Project, under the SEC Modernization Rules as we are presently a "foreign issuer" under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the Multi-Jurisdictional Disclosure System ("MJDS") between Canada and the U.S. Accordingly, we anticipate that we will be entitled to continue to provide disclosure on our mineral properties, including the Pebble Project, in accordance with NI 43-101 disclosure standards and CIM Definition Standards. However, if we either cease to be a "foreign issuer" or cease to be entitled to file reports under the MJDS, then we will be required to provide disclosure on our mineral properties under the SEC Modernization Rules. Accordingly, U.S. investors are cautioned that the disclosure that we provide on our mineral properties, including the Pebble Project, in the AIF and under our continuous disclosure obligations under the U.S. Exchange Act, may be different from the disclosure that we would otherwise be required to provide as a U.S. domestic issuer or a non-MJDS foreign issuer under the SEC Modernization Rules.

United States investors are cautioned that while the above terms are substantially similar to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance that any mineral resources that we may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had we prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that we report in this AIF are or will be economically or legally mineable.

Further, "inferred resources" have a great amount of uncertainty as to whether they can be mined economically. In accordance with Canadian securities laws, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

For the above reasons, information contained in this AIF and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Item 3. Corporate Structure

Northern Dynasty is a mineral exploration company incorporated on May 11, 1983, pursuant to the Company Act of the Province of British Columbia (predecessor statute to the British Columbia Corporations Act in force since 2004), under the name "Dynasty Resources Inc." On November 30, 1983, the Company changed its name to "Northern Dynasty Explorations Ltd." and subsequently, on October 11, 1997, changed its name to Northern Dynasty Minerals Ltd. Northern Dynasty became a reporting company in the Province of British Columbia on April 10, 1984 and was listed on the Vancouver Stock Exchange (now absorbed by the TSX Venture Exchange and herein generally "TSX-V") from 1984-1987, listed on the Toronto Stock Exchange ("TSX") from 1987-1993, and delisted from trading but continued to comply with its continuous disclosure obligations from 1993 to 1994, and thereafter listed on TSX-V from 1994 to October 30, 2007, when it again began trading on the TSX. In November 2004, the common shares of Northern Dynasty were also listed on the American Stock Exchange ("AMEX"). AMEX was purchased by the New York Stock Exchange ("NYSE") and the Company now trades on the NYSE American Exchange ("NYSE American"). Northern Dynasty ticker symbols are “NDM” and “NAK” on the TSX and NYSE American, respectively.

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The head office of Northern Dynasty is located at 1040 West Georgia Street, 14th floor, Vancouver, British Columbia, Canada V6E 4H1, telephone (604) 684-6365, facsimile (604) 639-9209. The Company’s legal registered office is in care of its Canadian attorneys, McMillan LLP, Barristers & Solicitors, at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7, telephone (604) 689‑9111, facsimile (604) 685‑7084.

The Company’s Alaska mineral resource exploration business is operated through a wholly-owned Alaskan registered limited partnership, the Pebble Limited Partnership (the "Pebble Partnership" or "PLP"), in which the Company owns a 100% interest through an Alaskan general partnership, the Northern Dynasty Partnership, which is a partnership formed by the Company and a wholly-owned subsidiary. An indirectly wholly-owned subsidiary of the Company, Pebble Mines Corp., is the general partner of the Pebble Partnership and responsible for its day-to-day operations. The business address of the Northern Dynasty Partnership is Suite 405, 2525 Gambell Street, Anchorage, Alaska, USA, 99503.

In this AIF, a reference to the "Company" or "Northern Dynasty" includes a reference to PLP and the Company’s wholly-owned subsidiaries and other consolidated interests and entities, unless the context clearly indicates otherwise. Certain terms used herein are defined in the text and others are included in the glossary of this AIF.

Item 4. General Development of the Business

Company Development

Northern Dynasty is a mineral exploration company focused on the exploration and advancement towards feasibility, permitting and ultimately development of the Pebble Project, a copper-gold-molybdenum-silver-rhenium mineral project located in southwest Alaska (the "Pebble Project" or the "Project"). The Pebble Project is comprised of mineral claims that are held by subsidiaries of the Pebble Partnership, which is a 100% wholly-owned subsidiary of Northern Dynasty.

Northern Dynasty acquired a 100% interest in the Pebble Project from an Alaskan subsidiary of Teck Resources Limited ("Teck") in a series of transactions from October 2001 through to June 2006. Teck has retained certain royalties in the Pebble Project, as described below under Item 5 – Description of Business.

The Pebble Partnership was established in 2007 under a limited partnership agreement as part of a joint venture for the Pebble Project between the Company and an affiliate of Anglo American plc ("Anglo American"). From July 2007 to December 2013, approximately US$573 million was provided to the Pebble Partnership by the affiliate of Anglo American, largely spent on exploration programs, resource estimates, environmental data collection and technical studies, with a significant portion spent on engineering of various possible mine development models and related infrastructure, power and transportation systems. The technical and engineering studies that were completed during the period prior to December 2013 relating to mine-site and infrastructure development provide background support for management’s current understanding of the most likely development scenarios for the Project. However, the scenarios evaluated during that period are not considered to be current. Accordingly, the Company is uncertain as to the extent to which it can realize significant value from this prior work. Environmental baseline studies and data, as well as geological information from exploration, remain important information available to the Company from this period in continuing its advancement of the Project. Anglo American withdrew from the Pebble Partnership effective December 10, 2013.

In December 2017, Northern Dynasty and First Quantum Minerals Ltd. ("First Quantum" or collectively, the "parties") entered into a framework agreement, which contemplated that the parties would execute an option agreement whereby First Quantum could earn a 50% interest in the Pebble Partnership. First Quantum also made a non-refundable early option payment of US$37.5 million to be applied solely for the purpose of progressing permitting of the Pebble Project. On May 25, 2018, the Company announced that the parties had been unable to reach agreement on the option and partnership transaction contemplated in the December 2017 framework agreement, and it was terminated in accordance with its terms.

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Northern Dynasty holds a 100% interest in the Pebble Partnership and the Pebble Project. Northern Dynasty continues its efforts to secure a partner for the project.

Northern Dynasty does not have any operating revenue, although currently and historically it has had non-material annual interest revenue as a consequence of investing its surplus funds and has received consideration for the sale of a net proceeds interest royalty held on a non-core property that was carried at nominal value. It has also from 2022 to 2025 received consideration for the sale of a portion of the payable gold and silver from the Pebble Project.

Three Year History

CWA 404 Permit Application

The Pebble Partnership submitted a CWA Section 404 Permit Application for the Pebble Project to the USACE in December 2017 and the federal permitting process was initiated in January 2018. The final EIS was issued in July 2020, following intensive review. The final EIS was viewed by the Company as positive in that it found impacts to fish and wildlife would not be expected to affect harvest levels, there would be no measurable change to the commercial fishing industry including prices and there would be positive socioeconomic impacts on local communities. Nevertheless, in November 2020, the USACE announced a negative ROD.

The Pebble EIS permitting process involved the Pebble Partnership being actively engaged with the USACE on the evaluation of the Pebble Project. There were numerous meetings between representatives of the USACE and the Pebble Partnership regarding, among other things, compensatory mitigation for the Pebble Project. For further details on the CMP see the Company’s 2022 AIF. The Pebble Partnership submitted its request for appeal of the ROD (the "RFA") to the USACE Pacific Division on January 19, 2021. The RFA reflects the Pebble Partnership’s position that the USACE's Record of Decision and permitting decision – including its “significant degradation” finding, its ‘public interest review' findings, and its perfunctory rejection of the Pebble Partnership's CMP – are contrary to law, unprecedented in Alaska, and fundamentally unsupported by the administrative record, including the Pebble EIS. The specific reasons for appeal asserted by the Pebble Partnership in the RFA include (i) the finding of “significant degradation” by the USACE is contrary to law and unsupported by the record, (ii) the USACE’s rejection of the CMP is contrary to the USACE regulations and guidance, including the failure to provide the Pebble Partnership with an opportunity to correct the alleged deficiencies, and (iii) the determination by the USACE that the Pebble Project is not in the public interest is contrary to law and unsupported by the public record.

In a letter dated February 24, 2021, the USACE confirmed the Pebble Partnership’s RFA is “complete and meets the criteria for appeal.” The USACE completed the administrative record for the appeal and provided a copy to the Pebble Partnership in June 2021, following which the Pebble Partnership and its legal counsel reviewed the voluminous record for completeness and relevance to the USACE’s permitting decision, and its sufficiency to support a fair, transparent and efficient review. In August 2021, the USACE also informed the Pebble Partnership that a new Review Officer ("RO") had been appointed to lead the Pebble Project appeal. An appeal conference was held in July 2022. The USACE Pacific Ocean Division issued its Administrative Appeal Decision on April 25, 2023. That decision did not sustain the permit denial decision on the Pebble Project that was originally made by the Alaska District and instead remanded the matter back to the Alaska District to re-evaluate specific issues. The Administrative Appeal Decision set forth the RO’s assessment of the merits of the Pebble Partnership’s reasons for appeal, as set forth in the RFA. The decision found that certain key reasons for appeal had merit, while other arguments did not have merit. As a result, the USACE ordered that the ROD be remanded to the Alaska District Engineer for reconsideration, additional evaluation, and documentation sufficient to support the decisions. Key elements of the decision included the following:

•

The RO generally concluded that the Pebble Partnership’s arguments that the finding of "significant degradation" by the Alaska District is contrary to law and unsupported by the record did not have merit but agreed with the Pebble Partnership that the Alaska District’s use of a certain watershed scale for analysis was not supported by the record and remanded this portion of the decision to the Alaska District Engineer for reconsideration, additional evaluation and documentation sufficient to support the decision.

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•

The RO concluded that the argument that the CMP was improperly rejected without providing the Pebble Partnership an opportunity to correct the alleged deficiencies did have merit. As a result, the RO remanded the decision to the Alaska District Engineer for reconsideration, additional evaluation and documentation sufficient to support the decision with the specific directions that:

•

the Alaska District should provide complete and detailed comments to the Pebble Partnership on the CMP and that the Pebble Partnership is to have sufficient time to address those comments prior to finalizing a revised CMP for review; and

•	if a CMP is determined to be acceptable and adequately offsets direct and indirect impacts, a new Public Interest Review and Section 404(b)(1) analysis may be required.

•

The RO concluded that certain elements of the Pebble Partnership’s arguments regarding the PIR decision analysis had merit and remanded those portions to the Alaska District Engineer for reconsideration, additional evaluation and documentation sufficient to support the decision.

•

The RO concluded that the Pebble Partnership’s arguments that the 2020 ROD failed to adequately consider the State of Alaska’s interest as the land ownership and its designation of the land for mineral development did not have merit.

As a result of the remand decision, and in light of the Final Determination (see EPA Proposed and Final Determinations under the CWA below), the District was instructed to review the appeal decision and to notify the parties how it plans to proceed within 45 days of the date of the administrative Appeal Decision. Extensions to the deadline were requested and approved six times, including on November 27, 2023, when the Division Commander approved the request for an extension until the Supreme Court acted on the State of Alaska’s bill of complaint challenging the EPA’s exercise of its CWA Section 404(c) authority. On January 8, 2024, the Supreme Court announced they would not hear the State’s complaint directly. Consequently, the State would have to go through the normal Federal Court process. In April 2024, the USACE determined not to engage in the Remand Process. The USACE also issued the 2024 ROD, dated April 15, 2024, to deny the permit on the basis that the Pebble Project and portions of the required transportation and pipeline corridor fall within the "defined areas for prohibition" and the "defined area for restriction" in the EPA’s Final Determination. The further denial was stated by the USACE to be without prejudice and not subject to administrative appeal on the basis that the EPA’s Final Determination is a controlling factor that cannot be changed by a USACE decision maker. The USACE’s further determination is not based on the merits of the many technical issues raised in the Company’s appeal and is viewed by the Company as prejudicial to the Company and the Pebble Partnership because the EPA’s Final Determination is based on, in part, rationale utilized by the USACE in its 2020 ROD which was not sustained by the Administrative Appeal Decision and the 2020 ROD was based on findings that were counter to the conclusions set out in the final EIS.

On June 7, 2024, Northern Dynasty and the Pebble Partnership filed a motion to add the USACE as a defendant to the action filed against the EPA (further described below), and to amend the complaint to claim that the USACE’s permit decision was arbitrary and capricious. The amended complaint claims that the USACE’s initial permit denial, which informed the EPA’s Final Determination, was flawed in ways that the USACE itself subsequently acknowledged, including (i) that the project might damage the Bristol Bay fishery when USACE's scientific review set forth in the final EIS had found just the opposite, and (ii) that there was risk of a catastrophic failure of the tailings facility when the final EIS concluded the probability was very remote. The Company and the Pebble Partnership claim that the USACE’s refusal to proceed with the Remand Process is contradictory and prejudicial to the Company and the Pebble Partnership as the EPA’s Final Determination is based on the USACE’s conclusions which are, in part, required to be reviewed under the Remand Process.

In August 2024, the U.S. Federal District Court in Alaska granted the motion to modify the existing complaint against the EPA by adding the USACE as an additional defendant. There is no assurance that this judicial process will be successful in overturning the ROD.

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EPA Proposed and Final Determinations under the CWA

In February 2014, the EPA announced a pre-emptive regulatory action under Section 404(c) of the CWA to consider restriction or a prohibition of mining activities associated with the Pebble Deposit, referred to as the Original Proposed Determination. From 2014-2017, Northern Dynasty and the Pebble Partnership focused on a multi-dimensional strategy, including legal and other initiatives to ward off the Original Proposed Determination. These efforts were successful, resulting in the joint settlement agreement announced on May 12, 2017, enabling the Pebble Project to move forward with state and federal permitting. As part of the joint settlement agreement, the EPA agreed to initiate a process that led to the withdrawal of the Original Proposed Determination in July 2019.

On September 9, 2021, the EPA announced it planned to re-initiate its Revised Proposed Determination process of making a CWA Section 404(c) determination for the waters of Bristol Bay, which would set aside the 2019 withdrawal of the Original Proposed Determination that was based on a 2017 settlement agreement between the EPA and the Pebble Partnership. The Company believes the results of the Pebble EIS support the 2019 withdrawal. As part of its review process, the EPA issued a letter dated January 27, 2022, to the Pebble Partnership advising as to the EPA’s belief that the discharge of dredged or fill associated with mining of the Pebble Project could result in unacceptable adverse effects on important fishery areas and of its intent to issue a Revised Proposed Determination. The EPA’s letter was also addressed to the USACE and the State of Alaska Department of Natural Resources. The EPA invited the Pebble Partnership, the USACE, and the State of Alaska Department of Natural Resources to submit information “to demonstrate that no unacceptable adverse effects to aquatic resources” would result from the Pebble Project. The Pebble Partnership responded to the EPA on March 28, 2022 contesting both the factual claim by the EPA as to the impact on aquatic resources and the legal basis on which the EPA has proposed to act.

On May 25, 2022, the EPA announced its intent to advance its pre-emptive veto of the Pebble Project and issued its Revised Proposed Determination. The Revised Proposed Determination would establish a "defined area for prohibition" coextensive with the current mine plan footprint in which the EPA would prohibit the disposal of dredged or fill material for the Pebble Project. The Revised Proposed Determination would also establish a 309-square-mile "defined area for restriction." Public comments on the Revised Proposed Determination were due on September 6, 2022. In September 2022, the Pebble Partnership submitted extensive comments on the Revised Proposed Determination, objecting to the EPA’s preemptive veto of the Pebble Project. The Pebble Partnership called upon the EPA to withdraw its action and refrain from further action against the project. A compelling letter and comments by the State of Alaska and a second letter signed by a total of 14 states were also submitted to the EPA, protesting against the EPA’s overreach with the Revised Proposed Determination.

On January 30, 2023, the EPA issued the Final Determination under Section 404(c) of the CWA, imposing limitations on the use of certain waters in the Bristol Bay watershed as disposal sites for certain discharges of dredged or fill material associated with development of a mine at the Pebble deposit. The Final Determination is the concluding step in the administrative process set forth in 40 C.F.R. Part 231, which governs EPA’s authority under Section 404(c) to veto permit decisions. The Administrative Procedure Act ("APA"), 5 USC §551 et seq., which governs judicial review of agency decisions, provides that individuals aggrieved by agency action may seek judicial review of any "final agency action." The EPA’s administrative determination can be challenged by filing a lawsuit in U.S. federal district court seeking reversal of that decision.

The Final Determination includes the determinations of the EPA that:

•

· the discharges of dredged or fill material for the construction and routine operation of the mine identified in the 2020 Project Plan at the Pebble deposit will have unacceptable adverse effects on anadromous fishery areas in the South Fork Koktuli River ("SFK") and North Fork Koktuli River ("NFK") watersheds;

•

· discharges of dredged or fill material associated with developing the Pebble deposit anywhere in the mine site area within the SFK and NFK watersheds that would result in the same or greater levels of loss or streamflow changes as the 2020 Project Plan also will have unacceptable adverse effects on anadromous fishery areas in these watersheds, because such discharges would involve the same aquatic resources characterized as part of the evaluation of the 2020 Project Plan; and

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•

discharges of dredged or fill material for the construction and routine operation of a mine at the Pebble deposit anywhere in the SFK, NFK, and Upper Talarik Creek ("UTC") watersheds will have unacceptable adverse effects on anadromous fishery areas if the effects of such discharges are similar or greater in nature and magnitude to the adverse effects of the 2020 Project Plan.

Based on these determinations, the Final Determination:

•

prohibits the specification of waters of the United States within the Defined Area of Prohibition, as defined in the Final Determination, as disposal sites for the discharge of dredged or fill material for the construction and routine operation of the 2020 Project Plan. This includes future proposals to construct and operate a mine to develop the Pebble deposit that result in any of the same aquatic resource loss or streamflow changes as the 2020 Project Plan. Moreover, dredged or fill material need not originate within the boundary of the Pebble deposit to be associated with the developing the Pebble deposit and, thus, subject to the prohibition. For purposes of the prohibition, the "2020 Project Plan" is (i) the mine plan described in the Pebble Partnership’s June 8, 2020 CWA Section 404 permit application and the Pebble EIS; and (ii) future proposals to construct and operate a mine to develop the Pebble deposit with discharges of dredged or fill material into waters of the United States within the Defined Area for Prohibition that would result in the same or greater levels of loss or streamflow changes as the mine plan described in the Pebble Partnership’s June 8, 2020 CWA Section 404 permit application. The Defined Area for Prohibition covers approximately 24.7 square miles (63.9 km2) and includes the area covered by the mine footprint of the 2020 Project Plan; and

•

restricts the use of waters of the United States within the Defined Area for Restriction, as defined in the Final Determination, for specification as disposal sites for the discharge of dredged or fill material associated with future proposals to construct and operate a mine to develop the Pebble deposit that would either individually or cumulatively result in adverse effects similar or greater in nature and magnitude to the adverse effects of the 2020 Project Plan. The Defined Area for Restriction encompasses certain headwaters for the SFK, NFK and UTC watersheds and covers an area of approximately 309 square miles (800 km2).

On July 26, 2023, the State of Alaska filed a Motion for Leave to File a Bill of Complaint with the United States Supreme Court challenging the Final Determination. In their complaint they asked the Supreme Court to hear their case, bypassing the typical process of going through the Federal District Court system first. On January 8, 2024, the U.S. Supreme Court announced they would not hear the State’s complaint directly and it would have to go through the normal Federal Court process, meaning that the complaint would first have to be heard by a federal district court and then by a federal circuit court of appeal before being considered by the Supreme Court.

The Company and Pebble Partnership are seeking judicial review of the Final Determination. In March 2024, the Company and Pebble Partnership filed two separate actions in the federal courts challenging the federal government’s actions to prevent the Company and the Pebble Partnership from building a mine at the Pebble Project.

One action, filed in Federal District Court in Alaska seeks to vacate the EPA’s Final Determination to veto a development at Pebble. This is the main focus of the legal actions. The complaint in this action alleges, among many other points:

•	the veto was issued in violation of various federal statutes regarding Alaska’s statehood rights and a land exchange approved by Congress;

•	it was based on an overly broad legal interpretation of the EPA’s jurisdiction which has since been over-ruled by the Supreme Court;

•	its geographic scope exceeds that allowed by the statute;

•	it was based on information previously developed by the EPA in an illegal pre-emptive veto process that was designed to reach a predetermined result;

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•	the EPA has not demonstrated that the development of the Pebble deposit will have unacceptable adverse effects under Section 404(c);

•	the EPA has not demonstrated any impacts to Bristol Bay fisheries that would justify the extreme measures in the Final Determination; and

•	the factual basis stated to support the veto is directly contradicted by the final EIS published by the USACE, which is an important part of the administrative record.

An action was also filed in the United States Court of Federal Claims in Washington, DC claiming that the actions by the EPA constitute an unconstitutional “taking” of Northern Dynasty’s and the Pebble Partnership’s property. Our permitting strategy is focused entirely on winning the EPA veto case and permitting the Pebble project. The “takings” case is a secondary strategy only, and the filing of the “takings” case at this time ensures that we would not be barred from doing so by the statute of limitations in the future. On September 17, 2024, this “takings” action was stayed pending the results of the separate action to vacate the EPA’s Final Determination.

On March 14, 2024, the State of Alaska filed a “takings” action in the United States Court of Federal Claims in Washington, DC. On April 11, 2024, the State of Alaska filed an action in Federal District Court in Alaska seeking to vacate the EPA veto of a development at Pebble. The former action has also been stayed pending the outcome of the latter.

In June 2024, Iliamna Natives Limited ("INL") and Alaska Peninsula Corporation ("APC") filed suit against the EPA for exceeding its authority with the veto action against Pebble. Both INL and APC are Alaska Native Village corporations representing two of the communities closest to the Pebble Project. The State’s action against the EPA’s veto and the INL/APC action have been consolidated by the court with the Company’s action.

As previously mentioned, Northern Dynasty and the Pebble Partnership filed a motion for leave to amend its complaint filed in the Federal District Court in Alaska to add the USACE to the proceedings against the EPA to reverse the Final Determination. The motion was granted in August 2024.

On January 20, 2025, President Trump signed an Executive Order entitled "Unleashing Alaska's Extraordinary Resource Potential".1 The Executive Order states that “[i]t is the policy of the United States to . . . efficiently and effectively maximize the development and production of the natural resources located on both Federal and State lands within Alaska.” It then directs all government agencies to “rescind, revoke, revise, amend, defer, or grant exemptions from any and all regulations, orders, guidance documents, policies, and any other similar agency actions that are inconsistent with” that policy.

An Executive Order is not a binding law that a private party can enforce. How each agency responds to a given Executive Order can vary, as can the timing of the response. A given response may also be subject to further legal challenge by parties that may oppose it, depending on the degree to which it complies with applicable law; that the action was taken in fulfillment of an Executive Order is not necessarily a defense to such a challenge. To date, the EPA does not appear to have taken any action in response to the 2025 Executive Order that would alter its position in the litigation we have undertaken to challenge the Final Determination.

_______________________

1 https://www.whitehouse.gov/presidential-actions/2025/01/unleashing-alaskas-extraordinary-resource-potential/

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In February 2025, the Company announced that it had responded to a motion from the EPA and USACE to hold the litigation in abeyance for 90 days to allow for leadership of the two agencies under the new U.S. administration to decide how to proceed. The Pebble Partnership consented to two subsequent abeyances and in July, the EPA, the USACE and the Pebble Partnership agreed to a further abeyance of 14 days with a status report to follow on July 17, 2025. The abeyance was designed to allow the EPA and the USACE to brief new agency leadership and determine if they wished to take a different position. In the intervening six months, the parties conferred but the parties were unable to reach a negotiated resolution by July 17, 2025. Neither the Company nor the EPA and the USACE requested a further abeyance regarding the Company’s challenges to the EPA’s veto. The Company filed a Summary Judgement Brief in Alaska Federal Court on October 3, 2025. A shutdown of the U.S. government, which impacted the operations of federal agencies and of the courts themselves, resulted in a temporary stay by the court, and the EPA was provided with an extended period to file a brief in opposition to our motion for summary judgment. The Department of Justice (“DOJ”) filed the response brief on February 17, 2026. In its response brief, the DOJ has argued that our motions for summary judgment should be denied and judgment entered in favour of the EPA on that basis of the position of the EPA that (i) the EPA appropriately determined that discharges to waters of the United States from developing the Pebble Project would cause unacceptable adverse effects on salmon fishery areas, (ii) the EPA properly exercised its statutory authority under Section 404(c) of the CWA in defining the prohibition and restricted areas, (iii) the EPA did not disregard PLP’s compensatory mitigation plan, (iv) the EPA appropriately conducted a “cost-benefit” analysis, (v) neither the Alaska Statehood Act or the Cook Inlet Land Exchange alters the application of Section 404(c) of the CWA444, (vi) the EPA’s Final Determination does not implicate the “major questions” doctrine, and (vii) Section 404(c) of the CWA is not an unconstitutional delegation of power. As a result of this filing, the Company also has an additional period to April 14, 2026 to file a response to the DOJ’s response brief. The Company disagrees with DOJ’s arguments. The Company’s response brief will, consistent with the Company’s original filing brief, include the Company’s rebuttals to the arguments set out in the DOJ response brief. We have asked the Court to hold a hearing once the briefing is completed. The Company is aware that the State of Alaska, and Iliamna Natives Ltd. and Alaska Peninsula Corp. have also filed briefs. Further, in December 2025, the National Mining Association, American Exploration and Mining Association and Alaska Mining Association; the Alaska Industrial Development and Export Authority; and the U.S. Chamber of Commerce filed Amicus Briefs in the Alaska Federal Court in opposition to the EPA veto. There is no assurance that the motion for Summary Judgement will be successful. There is no assurance that either of our legal actions to challenge the Final Determination will be successful in overturning the Final Determination or securing financial damages in our favour. In addition, there is no assurance that the Pebble Partnership’s appeal of the ROD will be successful. If not withdrawn or overturned, the Final Determination would prevent the Company from developing the Pebble deposit as set out in the 2020 Project Plan or in any other mine plan that the EPA would consider as resulting in "adverse effects similar or greater in nature and magnitude to the adverse effects of the 2020 Project Plan”.

Much of the work by the Company through the Pebble Partnership from 2017 to 2025 focused on facilitating and providing support to the federal USACE permitting process and subsequent appeal, and providing input, as necessary, to the Company’s challenge of the EPA’s Final Determination and the USACE’s 2020 and 2024 ROD.  The Company has also continued to actively engage and consult with project stakeholders to share information and gather feedback on the Pebble Project, its potential effects and proposed mitigation.  In 2018, 2019 and 2020, the Company also secured right-of-way agreements with Alaska Native village corporations and other landowners whose lands cover portions of several proposed transportation and infrastructure routes for the Pebble Project.  Opportunities for additional community benefits from development of the project were also explored, including the Pebble Performance Dividend revenue sharing program for full-time adult residents of Bristol Bay communities, and a Memorandum of Understanding with Alaska Peninsula Corporation announced in July 2020.  The Company’s technical team has overseen engineering studies to support the development of a Preliminary Economic Assessment of the Pebble Project as well as carrying out monitoring and maintenance programs at the Pebble site.  An active corporate presence has been maintained in Alaska and Washington, D.C., to engage and consult with government and project stakeholders.

Independent Preliminary Economic Assessment

In September 2023, the Company announced the results of an independent Preliminary Economic Assessment of the Pebble Project, effective date August 21, 2023 ("2023 PEA"). The report is an independent review of the project that provides updated cost and price estimates to reflect current economic volatility. It includes an infrastructure plan that uses the “southern route” for project access as defined in the original permitting application for the Pebble Project. The 2023 PEA also updates the status of the EPA’s Final Determination and USACE Record of Decision Appeal processes to that time.

The 2023 PEA provides production, financial and cost estimates for a proposed 20-year, 180,000 tons per day open pit operation with conventional processing producing three concentrates for the Pebble Project in Southwest Alaska (the “Proposed Project”) as described in the EIS and subsequently amended in the 2023 PEA. The study presents positive projected financial results, excellent optionality and important benefits for Alaska from the potential mine development at Pebble.

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The 2023 PEA also examines potential mine expansion scenarios2, which are presented to test the sensitivity of the project to such expansions and to demonstrate the optionality inherent in the polymetallic Pebble deposit by presenting a possible pathway for future mine development; in addition, it assesses the potential future addition of a secondary recovery gold plant. These sensitivity analyses indicate the project life could be extended for periods of up to a century to extract slightly more than 70% of the mineral resource, with commensurate increases in metal production and potentially improved financial results.

For further details on the 2023 PEA, see Description of Business.

Corporate Activities and Financing

Corporate activities have been directed toward corporate reporting, investor relations and discussions directed toward securing a partner with which to advance the overall development of the project.  Northern Dynasty has completed the following financings and/or raised funds within the past three years to fund its business operations:

•

In July 2022, the Company through the Pebble Partnership, together with certain of its wholly-owned subsidiaries, entered into an agreement (the "Royalty Agreement") with an investor (the "Royalty Holder") to receive up to US$60 million over the next two years, in return for the right to receive up to 10% and 30% of the payable gold and silver production from the Pebble Project for the life of the mine. The Company received an initial non-refundable payment of US$12 million from the Royalty Holder concurrently with execution of the Royalty Agreement, in return for the right to receive 2% and 6% of the payable gold and silver production respectively, and granted to the Royalty Holder the option to increase its investment, in US$12 million increments, in return for the right to receive additional 2% increments of gold production and 6% of silver production, to an aggregate total of US$60 million, in return for the right to receive an aggregate of 10% of the payable gold and 30% of the payable silver on the same terms as the first tranche of the investment. The Company retained the right to 100% of the copper production from the Pebble Project.

•

In November 2023, the Company and the Royalty Holder agreed to amend the terms of the Royalty Agreement (the "Amendment") to allow the Royalty Holder to fund the second US$12 million tranche in six equal installments of US$2 million each, and have the right to receive approximately 0.33% of the payable gold production and 1% of the payable silver production from the Pebble Project. The Company received the first US$2 million upon execution of the Amendment. The Amendment also extended the original expiry date by another year to July 26, 2025, in the event the Royalty Holder completed all six installments on or before July 26, 2024.

•	In December 2023, the Company completed the following financings:

o

a non-brokered private placement of 8,555,000 units at a price of $0.40 per unit for aggregate proceeds of $3.4 million. Each unit was comprised of one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to purchase one common share at a price of $0.45 per common share until December 2025. All common share purchase warrants were exercised prior to their expiry for additional proceeds to the Company of $3,85 million; and

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2 The project as originally designed in 2017 and subsequently amended during the EIS NEPA process (the "2020 Project Plan”) would extract slightly more than 10% of the currently estimated Pebble mineral resource.  This does not preclude development of additional resources in other phases of the project in the future, although any subsequent phases of development would require extensive regulatory and permitting review by federal, state and local regulatory agencies, including a further comprehensive EIS review process under NEPA.  During the NEPA process, the Pebble Partnership received a Request for Information ("RFI") from the USACE for a conceptual mine layout and written description of an expansion phase beyond the 2020 Project Plan.  The Pebble Partnership submitted a conceptual project mine plan layout and written description to the USACE, which described a case that would expand to 250,000 tons per day in Year 21.  The Pebble Partnership further explained that the “concept is merely one of several expanded development scenarios that could potentially be proposed and permitted in the future.”  The Pebble Partnership response to the RFI and this response is part of the EIS Administrative Record.  The 2023 PEA tests the sensitivity of the project to such an expansion by evaluating three potential expansions: one was that envisioned in the RFI response, the other two would see the project expand to 270,000 tons per day in Year 5 or in Year 10.

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o

issued 10-year convertible notes aggregating to US$15 million (the "Convertible Notes") pursuant to an investment agreement with Kopernik Global Investors, LLC, on behalf of its clients (collectively, the "Investor"). The Convertible Notes bear interest at 2% per annum, payable in cash semi-annually in arrears on June 30 and December 31 each year. The principal amount of the Convertible Notes is convertible at any time at the option of the Holders at a conversion price of US$0.3557, subject to an adjustment in certain circumstances. The terms of the Convertible Notes are described in the Company’s material change report filed on SEDAR+ on December 29, 2023.

•	In July 2024, the Company received the remaining US$10 million royalty payment under the second tranche of the Royalty Agreement and the Amendment. As the Royalty Holder completed all six installments of the second tranche (for a total of US$12 million) on or before July 26, 2024, the balance for the completion of the Royalty Agreement was extended until July 26, 2025, as agreed to under the Amendment (subsequently further extended, see next bullet). Completion of the second tranche of $12 million increased the Royalty Holder’s right to an aggregate of 4% of the payable gold production and 12% of the aggregate silver production.

•	In June, September and October 2025, the Company received US$12 million royalty payments each, from the Royalty Holder representing the third, fourth and fifth (and final) tranche investments under the Royalty Agreement. The five tranches aggregated to the total purchase price of US$60 million and the maximum royalty rates (10% of payable gold production and 30% of payable silver production) are now in effect. The Pebble Partnership has also granted to the Royalty Holder the right of first refusal in respect of the sale of any gold or silver production from the Pebble Project pursuant to a streaming, royalty, or other similar transactions in exchange for the full payment. The Royalty holder has granted the Pebble Partnership a right of first refusal should it propose to sell any of its rights under the Royalty Agreement.

•	In July 2025, the Investor exercised its conversion option on US$2.14 million of the principal amount of the Convertible Notes, resulting in the issuance of 6,005,060 common shares by the Company. With this conversion, the outstanding principal amount of the Convertible Notes decreased to US$12.86 million.

Item 5. Description of Business

A. The Pebble Project

The Company’s business is the exploration and advancement towards feasibility, permitting and ultimately development of the Pebble Project.

The Pebble Project Is Subject To State and Federal Laws

Once a decision is made to enter permitting of an Alaskan project, the process takes approximately 3-4 years to complete and involves 11 regulatory agencies, 60+ categories of permits and significant ongoing opportunities for public involvement. The Alaska Department of Natural Resources Large Mine Permitting Team is responsible for coordinating permitting activities for large mine projects.

The Pebble Partnership and its subsidiaries are required to comply with all Alaska statutes in connection with the Pebble Project. These statutes govern titles, environmental and generally all aspects of exploration, development and operation of a mine in Alaska.

Alaska Statute 38.05.185, among others, establishes the rights to mining claims and mineral leases on lands owned by the State of Alaska and open to mineral entry. This group of statutes also cover annual labor and rental requirements, and royalties.

Operations on claims or leases on state owned land must be permitted under a plan of operations as set out in Title 11 of the Alaska Administrative Code, Chapter 86, Section 800. This regulation generally provides that the State Division of Mining can be the lead agency in coordinating the comments of all agencies which must consent to the issuance of a plan of operations, and sets the requirements for the approval of a plan of operations.

Environmental conditions are controlled by Alaska Statute 46.08 (which prohibits release of oil and hazardous substances), Alaska Statute 46.03.060 (which sets water quality standards), and Alaska Statute 46.14 (which sets air quality standards).

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To satisfy permitting requirements under NEPA and other regulatory statutes, a project must provide a comprehensive project design and operating plan for mine-site and infrastructure facilities; documentation of development alternatives investigated; mitigation and compensation strategies, and identification of residual effects; and environmental monitoring, reclamation and closure plans. The first step is to provide the required information (including a Project Description and Environmental Baseline Document) for an EIS under NEPA, prepared by a third-party contractor under the direction of a lead federal agency. The EIS determines whether sufficient evaluation of the project's environmental effects and development alternatives have been undertaken. It also provides the basis for federal, state and local government agencies to make individual permitting decisions.

Under the CWA, Section 404(c), the Administrator of the EPA is given the right to disallow the specification (including the withdrawal of specification) of any defined area as a disposal site if he or she determines that the release of material at the disposal site will have an unacceptable adverse effect on municipal water supplies, local wildlife, spawning and breeding areas of fisheries, shellfish beds, and/or recreational areas. Such decisions made by the Administrator require notice and opportunity for public hearings, and consultation with the Secretary of the Army. The Administrator shall set forth in writing and make public his or her findings and reasons for making any determination under this subsection.

B. Technical Summary

The following disclosure is based on the document entitled, Pebble Project, NI 43-101 Technical Report Update and Preliminary Economic Assessment, Alaska, United States of America, effective date August 21, 2023 by Robin Kalanchey, P.Eng., Ausenco Engineering Canada Inc., Scott Weston, P.Geo., Ausenco Sustainability Inc., Graeme Roper, P.Geo., Tetra Tech Canada Inc., Greg Z. Mosher, P.Geo., Tetra Tech Canada Inc., Hassan Ghaffari, P.Eng., Tetra Tech Canada Inc., Sabry Abdel Hafez, PhD, P.Eng., Worley Canada Services Ltd., Les Galbraith, P.Eng., P.E., Knight Piésold Ltd., Stuart J. Parks, P.E., NANA Worley, James Wescott Bott, P.E., HDR Alaska Inc. and Steven R. Rowland, P.E., RECON LLC. All are qualified persons who are independent of Northern Dynasty.

The 2023 PEA is filed under the Company’s profile in Canada on SEDAR+ at www.sedarplus.ca and in the U.S. on EDGAR at www.sec.gov.

All currency numbers in this section are in US Dollars.

Project Description and Location

Location

The Pebble deposit is located in southwest Alaska, approximately 200 miles southwest of Anchorage, 17 miles northwest of the village of Iliamna, 100 miles northeast of Bristol Bay, and 60 mi west of Cook Inlet (Figure 1).

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Figure 1 – Location

Source: 2023 PEA

Mineral Tenure

Northern Dynasty holds indirectly through Pebble East Claims Corporation and Pebble West Claims Corporation, wholly owned subsidiaries of the wholly owned Pebble Partnership, a 100% interest in a contiguous block of 1,840 administratively active mining claims and leasehold locations covering 277 square miles (which includes the Pebble deposit).

State mineral claims in Alaska are kept in good standing by performing annual assessment work or in lieu of assessment work by paying $100 per year per 40 acre (0.06 square miles) mineral claim, and by paying annual escalating State rental fees each year. Assessment work is due annually by noon of September 1. However, credit for excess assessment work can be banked for a maximum of four years after the work is performed and can be applied as necessary to continue to hold the claims in good standing. Annual assessment work obligations for the 1,840 project claims total $443,200 and are due each year on September 1. The 2025 annual Affidavit of Labor on the claims was registered with the Alaska Department of Natural Resources (ADNR) on August 25, 2025. Annual State rentals for 2025 were $912,880 and were paid on November 24, 20253.

The details of the administratively active mining claims and leasehold locations are provided in the 2023 PEA.

The claim boundaries have not been surveyed.

Royalties and Other Agreements

Northern Dynasty does not own any surface rights associated with the Pebble property mineral claims. All mineral claims are on lands held by the State of Alaska and surface rights may be acquired from the state once areas required for mine development have been determined and permits awarded.

Both the access corridor north of Iliamna Lake as defined by the least environmentally destructive practicable alternative (“LEDPA”) in the Final Environmental Impact Statement (“FEIS”) and the originally proposed corridor crossing Iliamna Lake are owned by a number of landowners, including the State of Alaska, Alaska Native village corporations, and private individuals. Pebble Partnership has completed access agreements with two Native village corporations and a private individual. Under the terms of these agreements, the Native village corporations could receive significant sums over the life of the mine. Negotiations have advanced with other Native village corporations and individuals, but no agreements are in place. In June 2021, Pedro Bay Corporation (“PBC”) announced they had signed an agreement whereby a fund has obtained an option to buy portions of their land to create a conservation easement. PBC and the fund announced the exercise of the option in December 2022. While the Pebble Partnership has not explored the full range of options available to it with this announcement, its current assumption is the route defined in the June 2020 FEIS is no longer practicable and thus does not qualify as the LEDPA. Accordingly, the Pebble Partnership is analysing the amended version of the southern alternative originally proposed for the transportation route (Figure 3).

________________________

3 Information has been updated based on the 2025 filings completed since the 2023 PEA.

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A portion of the mineral claims (Exploration Lands shown in Figure 2) are subject to a net profits interest (NPI) royalty payable to Teck Resources Limited (“Teck”). However, the portion of the deposit to be mined by the proposed project lies outside the portion subject to the NPI and is therefore not subject to the Teck royalty. The project is subject to a State of Alaska royalty.4

Figure 2 – Property and Location of Exploration Lands, Resource Lands and Pebble Deposit

Source: 2023 PEA

In July 2022, the Pebble Partnership entered into a Royalty Agreement whereby the royalty holder has the right to receive a portion of the gold and silver production from the proposed Pebble Project for the life of the mine. The royalty holder had the option to acquire up to 10% of the payable gold production and up to 30% of the payable silver production, in five separate tranches of $12 M, each. Each tranche entitles the royalty holder to 2% of the payable gold production and 6% of the payable silver production, after accounting for a notional payment by the royalty holder of $1,500 per ounce of gold and $10 per ounce of silver, respectively, for the life of the mine. The Pebble Partnership will share in 20% of excess prices above $4,000 per ounce for gold and $50 per ounce for silver and will retain a portion of the metal produced for recovery rates in excess of 60% for gold and 65% for silver. Both the payment of the first tranche and all five tranches are shown in the report to demonstrate the impact of the royalty at the first tranche and full payment levels5.

_______________________

4 Teck holds a 4% pre-payback net profits interest (after debt service), followed by a 5% after-payback net profits interest in any mine production from the Exploration Lands shown in Figure 2.  These considerations have been included in the financial analysis of the Potential Expansion Scenarios, presented under Project Development - Sensitivity Analysis.

5 As of October 2025, all five tranches of US$12 million have been received by the Company from the Royalty Holder for aggregate gross proceeds of US$60 million. The maximum royalty rates (10% of payable gold production and 30% of payable silver production) are now in effect. For further information see Three Year History.

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The Pebble Performance Dividend LLP will distribute a 3% net profits royalty interest in the project to adult residents of Bristol Bay villages that have subscribed as participants. The Pebble Performance Dividend will distribute a guaranteed minimum annual payment of US$3 M each year the Pebble mine operates beginning at the outset of construction. Total life-of-mine payments for the Proposed Project could total $190 M and could range as high as almost $3.9 B for the life of mine estimated in selected potential expansion scenarios which include a gold plant.

The Pebble property is within the Lake and Peninsula Borough and is subject to a 1.5% severance tax.  The life-of-mine severance tax payments for the Proposed Project could total $530 M and range as high as $5.1 B for the life of mine estimated in selected potential expansion scenarios which include a gold plant.

Accordingly, the project could potentially provide more than $9.1 B to the Southwest Alaska region through the Pebble Performance Dividend and the Lake and Peninsula Borough severance tax over the life of mine that may be achieved in some of the potential expansion scenarios. This is in addition to the other significant benefits that could flow from the existing and possible future agreements with Alaska Native village corporations.

Environmental Liabilities

The Pebble Partnership currently maintains 438 monitoring wells that are periodically used to collect piezometric and water quality data across the project area. The Pebble Partnership did retain a small year-round field facility and two satellite facilities at the deposit site to store materials and equipment used to support maintenance activities. However, most of these facilities were destroyed in a regional tundra fire that swept through the deposit area during the summer of 2022. The Pebble Partnership removed most of the damaged material from the fire aftermath in September 2022 and revisited the site in 2024 to complete collection any remaining minor debris such as bolts and screws with magnetic rollers. The program also included closure of an additional 33 of the monitoring wells. The environmental liabilities associated with the Pebble Project include completion of the fire cleanup, removal of any additional remaining temporary structures and field equipment, closure of monitoring wells, and removal of piezometers. The State of Alaska holds a $2 M reclamation security associated with removal and reclamation of these liabilities.

Permitting

Permits necessary for exploration drilling and other field programs associated with pre-development assessment of the Pebble Project are applied for as required each year.

On December 22, 2017, the Pebble Partnership submitted its permit application under the CWA and the Rivers and Harbors Act (RHA). The project description in the permit application envisaged the Pebble deposit would be developed as an open pit mine with associated on and off-site infrastructure. Over the course of the subsequent 30 months, additional engineering work completed to support the environmental assessment process, as well as recommendations from the USACE in the FEIS, resulted in modifications to the plan and the project description was updated accordingly. The proposed project as described in the 2023 PEA corresponds to the project description issued with the June 2020 Revised Project Application, attached to the FEIS, with the exception of the transportation route, which corresponds to the Amended Project Description dated December 19, 2019. Project infrastructure includes the following:

•	270 MW power plant located at the mine site,

•	6 MW power plant located at the marine terminal,

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•

187 mi natural gas pipeline connecting existing supply on the Kenai Peninsula to the power plants at the marine terminal and mine sites, respectively. The pipeline routing will include crossing Cook Inlet and crossing Lake Iliamna,

•	97 mi transportation corridor from the mine site to the marine terminal, located near Amakdedori in Kamishak Bay on Cook Inlet, which includes the following:

o	25-mile lake crossing via ferry,

o	private two-lane unpaved road that also connects to the existing Iliamna/Newhalen road system,

o	onshore portion of the natural gas pipeline, buried adjacent to the road,

•	a marine terminal incorporating the following:

o	storage and handling,

o	fuel and supply storage, and

o	barge docks for receiving supplies and to facilitate bulk transshipment of concentrate to offshore locations near Amakdedori for loading onto bulk carriers.

Proposed access to the project and relating offsite infrastructure are presented on Figure 3, and the mine site layout is shown in Figure 4.

Figure 3 – Access and Proposed Infrastructure

Source: 2023 PEA

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Figure 4 - Mine Site Layout

Source: 2023 PEA

Figure prepared by Knight Piésold, 2020

Following an estimated 4.5 years of construction activity, the proposed project would operate for 20 years, with conventional drill-and-blast shovel-truck operations in an open pit feeding a conventional copper porphyry flotation process plant. The mining rate would average 70 million tons per year, with 66 million tons of mineralized material processed through the process plant each year (180,000 tons per day), for a low life-of-mine strip ratio of waste to mineralized material of 0.12:1.

The development proposed in Pebble Limited Partnership’s project description is substantially smaller than that envisioned in a 2011 Technical Report (Ghaffari et al, 2011), and presents significant new environmental safeguards, including the following:

•	a development footprint less than half the size previously envisaged;

•	the consolidation of most major mine site infrastructure in a single drainage (the North Fork Koktuli River) and the absence of any primary mine operations in the Upper Talarik Creek drainage;

•	more conservative tailings storage facility (TSF) designs, including enhanced buttresses, flatter slope angles, and improved factors of safety;

•	separation of pyritic tailings, which are potentially acid generating (PAG), from the non-potentially acid-generating (non-PAG) bulk tailings, with the pyritic tailings stored in a fully-lined TSF;

•	return of the pyritic tailings and associated PAG waste rock to the open pit at closure;

•	a comprehensive tailings and water management plan including a flowthrough design for the bulk TSF main embankment;

•	no permanent waste rock piles; and

•	no secondary gold recovery plant.

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The development plan outlined in the proposed project uses a portion of the currently estimated Pebble mineral resources. This does not preclude future development of additional resources, but such development would require additional evaluation and would be subject to separate permitting processes.

The Pebble Project consists of a number of components at the mine site, including the open pit mine, process plant, tailings and water management facilities, and other support facilities, and transportation and power supply infrastructure. These components as described in the 2023 PEA collectively constitute the project submitted by Pebble Partnership for CWA permitting in 2017 and subsequently amended during the process and are thus entitled the Proposed Project. This Proposed Project is described in the amended Project Description dated December 12, 2019. Capital and operating costs are estimated in the 2023 PEA for the Proposed Project. It is common in Alaska and elsewhere for third parties to participate in the development of the project through provision of infrastructure for which the project pays lease or usage fees. For example, the transportation infrastructure for the Red Dog Mine in Alaska is owned by the Alaska Industrial Development and Export Authority (AIDEA). AIDEA is also the proponent for a major transportation route in northern Alaska which would support the Arctic project. Such a scenario was developed for the Pebble Project and because it is the likely route to development, it is the Base Case.

In November 2020, USACE issued its Record of Decision (ROD) denying Pebble Partnership’s application. The Pebble Partnership submitted a request for appeal (RFA), which was accepted by USACE in February 2021 and on April 25, 2023, the USACE Pacific Ocean Division remanded the decision back to the USACE Alaska District to re-evaluate specific issues. For information on the current status of the remand see Three Year History.

On September 9, 2021, the EPA announced it planned to re-initiate the process of making a CWA Section 404(c) determination for the waters of Bristol Bay. The EPA published a Final Determination on January 30, 2023, that establishes a “defined area for prohibition” coextensive with the current mine plan footprint in which the disposal of dredged or fill material would be prohibited for the Pebble Project. The Final Determination also establishes a 309-square-mile “defined area for restriction” that encompasses the area of the Pebble Project. Under the terms of the Final Determination, the proposed project could not proceed. The Pebble Partnership has challenged the Final Determination (see Three Year History for current status) but there is no assurance that its challenge will be successful.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access

Access to the project is typically via air from the city of Anchorage to the airport serving the villages of Iliamna and Newhalen. With 286,0006 residents (July 2023), Anchorage is the largest city in Alaska. It is situated at the northeastern end of Cook Inlet and is connected to the national road network via Interstate Highway 1 through Canada to the U.S. Anchorage is serviced daily by numerous regularly scheduled flights to major airport hubs in the U.S.

From Anchorage, there are regular flights to Iliamna through Iliamna Air Taxi and other operators. Charter flights may also be arranged from Anchorage. From Iliamna, current access to the Pebble Site is by helicopter.

Climate

The climate of the project area is transitional; it is more continental in winter because of frozen water bodies and more maritime in summer because of the influence of the open water of Iliamna Lake and, to a lesser extent, the Bering Sea and Cook Inlet. Mean monthly temperatures in the deposit area range from 11.4°F in January to 50.8°F in July (at the Pebble 1 meteorological station). The mean annual precipitation in the deposit area is estimated to be 54.6 inches (at the Pebble 1 meteorological station). One-third of this precipitation falls as snow. The wettest months are August through October.

The climate is sufficiently moderate to allow a well-planned mineral exploration program to be conducted year-round (Rebagliati, C.M., and Haslinger, R.J., 2003) at Pebble, although the prior programs were typically restricted over the winter because of the shorter daylight and weather conditions. The Pebble Project will operate year-round, although transportation operations may experience short-term weather-related delays.

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6 United States Census Bureau - https://www.census.gov/quickfacts/fact/table/anchoragemunicipalityalaska/PST045223

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Infrastructure

There is a modern airfield at Iliamna, with two paved 4,920 ft airstrips, that services the communities of Iliamna and Newhalen. The runways are suitable for DC-6 and Hercules cargo aircraft and for commercial jet aircraft.

There are paved roads that connect the villages of Iliamna and Newhalen to the airport and to each other and a partly paved, partly gravel road that extends to a proposed Newhalen River crossing near Nondalton. The Pebble Site is currently not connected to any of these local communities by road; a road would be planned as part of the project design.

There is no access road that connects the communities nearest the Pebble Site to the coast on Cook Inlet. From the coast, at Williamsport on Iliamna Bay, there is an 18.6-mile state-maintained road that terminates at the east end of Iliamna Lake, where watercraft and transport barges may be used to access Iliamna. The route from Williamsport, overland to Pile Bay on Iliamna Lake, is currently used to transport bulk fuel, equipment and supplies to communities around the lake during the summer months.

Also, during summer, supplies have been barged up the Kvichak River, 43.4 mi southwest of Iliamna, from Kvichak Bay on the North Pacific Ocean.

A small run-of-river hydroelectric installation on the nearby Tazamina River provides power for the three communities in the summer months. Supplemental power generation using diesel generators is required during winter months.

Local Resources

Iliamna and surrounding communities have a combined population of just over 400 people. As such, there is limited local commercial infrastructure except that which services seasonal sports fishing and hunting.

Details on the availability of power, water, mining personnel, and planned locations for key infrastructure for the project that is envisaged are further described in the 2023 PEA.

Physiography

The Pebble site area is located in the Nushagak-Big River Hills physiographic region. The area consists of low, rolling hills separated by wide, shallow valleys. Elevations range from 775 ft in the South Fork Koktuli (SFK) valley up to 2,760 ft on Kaskanak Mountain. Glacial and fluvial sediment of varying thickness covers most of the study area at elevations below 1,400 ft, whereas the ridges and hills above 1,400 ft generally exhibit exposed bedrock or have thin veneers of surficial material. The hills tend to be moderately sloped with rounded tops. The valley bottoms are generally flat. No permafrost has been identified to date in the project area.

History

Cominco Alaska, a division of Cominco Ltd. (now Teck), began reconnaissance exploration in the Pebble region in the mid-1980s, and in 1984 discovered the Sharp Mountain gold prospect near the southern margin of the current property. Teck staked their first mineral claims on the property during reconnaissance mapping and sampling programs in the Cone and Sharp Mountain areas in August and September 1984. In November 1987, Teck staked claims on the newly discovered Sill and Pebble prospects and added claims to these two areas in July 1988. This staking, along with additional claims added in the 1990s, led to the formation of a large continuous claim group. Teck completed a two-part purchase option with Hunter Dickinson Group Inc. (HDGI), which in turn assigned 80% of that option to Northern Dynasty in October 2001.

The first part of the option agreement covered that portion of the property which had previously been drilled and on which the majority of the then known copper mineralization occurred (the Resource Lands Option) and the remaining area outside the Resource Lands (the Exploration Lands). In November 2004, Northern Dynasty exercised the Resource Lands Option and acquired 80% of the resource lands. In February 2005, Teck elected to sell its residual 50% interest in the Exploration Lands to Northern Dynasty for US$4 million. Teck still retains a 4% pre-payback advance net profits royalty interest (after debt service) and 5% after-payback net profits interest royalty in any mine production from the Exploration Lands portion of the Pebble property.

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In June 2006, Northern Dynasty acquired, through its Alaska subsidiaries, the remaining HDGI 20% interest in the Resource Lands and Exploration Lands by acquiring HDGI from its shareholders and through its various subsidiaries had thereby acquired an aggregate 100% interest in the Pebble property, subject only to the Teck net-profits royalties on the Exploration Lands.

The Pebble Partnership was created in 2007 and an indirectly wholly owned subsidiary of Anglo-American plc (Anglo American) subscribed for 50% of the Pebble Partnership's equity effective July 31, 2007. In December 2013, Northern Dynasty exercised its right to acquire Anglo American’s interest in the Pebble Partnership and now holds a 100% interest.

On June 29, 2010, Northern Dynasty entered into an agreement with Liberty Star Uranium and Metals Corp. and its subsidiary, Big Chunk Corp. (together, Liberty Star), pursuant to which Liberty Star sold 23.8 square miles of claims (the 95 purchased claims) to a U.S. subsidiary of Northern Dynasty in consideration for both a US$1 M cash payment and a secured convertible loan from Northern Dynasty in the amount of US$3 M. Northern Dynasty later agreed to accept transfer of 199 claims (the Settlement Claims) located north of the ground held 100% by the Pebble Partnership in settlement of the loan, and subsequently both the Purchased Claims and the Settlement Claims were transferred to a Northern Dynasty subsidiary and ultimately to Pebble West Claims Corporation, a subsidiary of the Pebble Partnership.

On January 31, 2012, the Pebble Partnership entered into a Limited Liability Company Agreement with Full Metal Minerals (USA) Inc. (FMMUSA), a wholly owned subsidiary of Full Metal Minerals Corp., to form Kaskanak Copper LLC (the “LLC”). On May 8, 2013, the Pebble Partnership purchased FMMUSA’s ownership interest in the LLC for a cash consideration of US$750,000. As a result, the Pebble Partnership gained a 100% ownership interest in the LLC, the indirect owner of a 100% interest in a group of 464 claims located south and west of other ground held by the Pebble Partnership. In 2014 the LLC was merged into Pebble East Claims Corporation, a subsidiary of the Pebble Partnership, which now holds title to these claims.

On December 15, 2017, Northern Dynasty entered into a framework agreement with First Quantum Minerals Ltd. (First Quantum) which contemplated that an affiliate of First Quantum would subsequently execute an option agreement with Northern Dynasty with an option payment of US$150 M staged over four years. This option would entitle First Quantum to acquire the right to earn a 50% interest in the Pebble Partnership for US$1.35 B. First Quantum made an early option payment of US$37.5 M to Northern Dynasty, applied solely for the purposes of progressing the permitting of the proposed project, but withdrew from the project in 2018.

Geological Setting, Mineralization and Deposit Type

Pebble is a porphyry-style copper-gold-molybdenum-silver-rhenium deposit that comprises the Pebble East and Pebble West zones of equal size, with slightly lower-grade mineralization in the center of the deposit where the two zones merge. The Pebble deposit is located at the intersection of crustal-scale structures that are oriented both parallel and obliquely to a magmatic arc which was active in the mid-Cretaceous and which developed in response to the northward subduction of the Pacific Plate beneath the Wrangellia Superterrane.

The oldest rock within the Pebble district is the Jurassic-Cretaceous age Kahiltna flysch, composed of turbiditic clastic sedimentary rocks, interbedded basalt flows and associated gabbro intrusions. During the mid-Cretaceous (99 to 96 Ma), the Kahiltna assemblage was intruded first by coeval granodiorite and diorite sills and slightly later by alkalic monzonite intrusions. At 90 Ma, hornblende diorite porphyry plutons of the Kaskanak batholith were emplaced. Copper-gold-molybdenum-silver-rhenium mineralization is related to smaller granodiorite plutons and dykes that are similar in composition to, and emplaced near and above the margins of, the Kaskanak batholith.

The Pebble East and Pebble West zones are coeval hydrothermal centers within a single magmatic-hydrothermal system. The movement of mineralizing fluids was constrained by a broadly vertical fracture system acting in conjunction with a hornfels aquitard that induced extensive lateral fluid migration. The large size of the deposit, as well as variations in metal grade and ratios, may be the result of multiple stages of metal introduction and redistribution.

Mineralization in the Pebble West zone extends from surface to 3,000 ft deep and is centered on four small granodiorite plutons. Mineralization is hosted by flysch, diorite and granodiorite sills, and alkalic intrusions and breccias. The Pebble East zone is of higher grade and extends to a depth of at least 5,810 ft; mineralization on the eastern side of the zone was later dropped 1,970 to 2,950 ft by normal faults which bound the northeast-trending East Graben. The Pebble East zone mineralization is hosted by granodiorite plutons and dykes, and by adjacent granodiorite sills and flysch. The Pebble East and West zone granodiorite plutons merge at depth.

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Mineralization at Pebble is predominantly hypogene, although the Pebble West zone contains a thin zone of variably developed supergene mineralization overlain by a thin leached cap. Disseminated and vein-hosted copper-gold-molybdenum-silver-rhenium mineralization, dominated by chalcopyrite and locally accompanied by bornite, is associated with early potassic alteration in the shallow part of the Pebble East zone and with early sodic-potassic alteration in the Pebble West zone and deeper portions of the Pebble East zone. Rhenium occurs in molybdenite and high rhenium concentrations are present in molybdenite concentrates. Elevated palladium concentrations occur in many parts of the deposit but are highest in rocks affected by advanced argillic alteration. High-grade copper-gold mineralization also is associated with younger advanced argillic alteration that overprinted potassic and sodic-potassic alteration and was controlled by a syn-hydrothermal, brittle-ductile fault zone located near the eastern margin of the Pebble East zone. Late quartz veins introduced additional molybdenum into several parts of the deposit.

Exploration

Geological, geochemical, and geophysical surveys were conducted in the project area from 2001 to 2007 by Northern Dynasty and since mid-2007 by the Pebble Partnership.

Geological mapping for rock type, structure, and alteration was carried out between 2001 and 2006 over the entire project area. This work provided an important geological framework for interpretation of other exploration data and drilling programs.

Geophysical surveys were completed between 2001 and 2010. In 2001, dipole-dipole IP surveys totaling 19.3 line-mi were completed by Zonge Geosciences for Northern Dynasty, following up on and augmenting similar surveys completed by Teck. During 2002, a ground magnetometer survey totaling 11.6 line-mi was completed at Pebble. The principal objective of this survey was to obtain a higher resolution map of magnetic patterns than was available from existing regional government magnetic maps. During 2007, a limited magnetotelluric survey was completed by GSY-USA Inc., under the supervision of Northern Dynasty geologists. The survey focused on the area of drilling in the Pebble East zone and comprised 196 stations on nine east-west lines and one north-south line, at a nominal station spacing of 656 ft. In July 2009, Spectrem Air Limited completed an airborne electromagnetic, magnetic and radiometric survey over the Pebble area. The objectives of this work included providing geophysical constraints for structural and geological interpretation in areas with significant glacial cover. Between the second half of 2009 and mid-2010, 120.5 line-mi of IP chargeability and resistivity data were collected by Zonge Engineering and Research Organization Inc. The objective of this survey was to extend the area of IP coverage completed prior to 2001 by Teck and during 2001 by Northern Dynasty. During 2010, an airborne electromagnetic (EM) and magnetometer geophysical survey was completed on the Pebble property totaling 4,009 line-mi.

Geochemical surveys were completed between 2001 and 2012. Between 2001 and 2003, Northern Dynasty collected 1,026 soil samples (Rebagliati and Lang, 2009). Samples were more widely spaced near the north, west, and southwest margins of the grid. Three very limited surficial geochemical surveys were completed by the Pebble Partnership in 2010 and 2011; no significant geochemical anomalies were identified. A total of 126 samples, comprising 113 till and 13 soil samples, were collected on the KAS claims located in the southern end of the property; samples were on lines spaced 8,000 ft apart with a sample spacing of 1,300 ft. Additional surveys were completed between 2007 and 2012 by researchers from the USGS and the University of Alaska Anchorage. The results of these surveys were largely consistent with the results obtained by earlier soil sampling programs.

Drilling

Extensive drilling totaling 1,048,509.8 ft has been completed in 1,389 holes on the Pebble Project. These drill programs took place during 19 of the 26 years between 1988 and 2013 and in 2018 and 2019. The most recent hole drilled on the project was completed on October 13, 2019. The spatial distribution and type of holes drilled is illustrated in Figure 5.

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Figure 5 – Types of Drill Holes

Source: 2023 PEA

A detail of the drilling in the “deposit area” is shown in Figure 6.

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Figure 6 – Drilling in Pebble Deposit Area

Source: 2023 PEA

Table 1 – Holes Drilled Pebble Project

Description	No. of Holes	Feet	Meters
By Operator
Teck [1]	164	75,741.0	23,086
Northern Dynasty	578	495,069.5	150,897
Pebble Partnership [2]	640	472,249.3	143,942
FMMUSA	7	5,450.0	1,661
Total	1,389	1,048,509.8	319,586
By Type
Core [1,5]	1,160	1,027,671.9	313,234
Percussion [6]	229	20,838.0	6,351
Total	1,389	1,048,509.8	319,586
By Year
1988 [1]	26	7,601.5	2,317
1989 [1]	27	7,422.0	2,262
1990	25	10,021.0	3,054
1991	48	28,129.0	8,574
1992	14	6,609.0	2,014
1993	4	1,263.0	385
1997	20	14,695.5	4,479
2002	68	37,236.8	11,350
2003	67	71,226.6	21,710
2004	267	165,567.7	50,465
2005	114	81,978.5	24,987
2006 [3]	48	72,826.9	22,198
2007 [4]	92	167,666.9	51,105
2008 [5]	241	184,726.4	56,305

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Description	No. of Holes	Feet	Meters
2009	33	34,947.5	10,652
2010	66	57,582.0	17,551
2011	85	50,767.7	15,474
2012	81	35,760.2	10,900
2013	29	6,190.0	1,887
2018	28	4,374.2	1,333
2019	6	1,917.4	584
Total	1,389	1,048,509.8	319,586
By Area
East	149	450,047.3	137,174
West	447	349,128.7	106,414
Main	83	9,629.8	2,935
NW	215	49,951.1	15,225
North	84	30,927.0	9,427
NE	15	1,495.0	456
South	117	48,387.8	14,749
25 Zone	8	4,047.0	1,234
37 Zone	7	4,252.0	1,296
38 Zone	20	14,221.5	4,335
52 Zone	5	2,534.0	772
308 Zone	1	879.0	268
Eastern	5	621.5	189
Southern	147	64,374.4	19,621
SW	39	6,658.8	2,030
Sill	39	10,445.5	3,184
Cook Inlet	8	909.5	277
Total	1,389	1,048,509.8	319,586

Source: 2023 PEA

Notes:

1.	Includes holes drilled on the Sill prospect.
2.	Holes started by Northern Dynasty and finished by the Pebble Partnership are included as the Pebble Partnership.
3.	Drill holes counted in the year in which they were completed.
4.	Wedged holes are counted as a single hole including full length of all wedges drilled.
5.	Includes FMMUSA drill holes; data acquired in 2010.
6.	Percussion holes were drilled for engineering and environmental purposes. Shallow (<15 ft) auger holes not included.
7.	Comprises holes drilled entirely in Tertiary cover rocks within the Pebble West and Pebble East areas.
8.	Some numbers may not sum exactly due to rounding.

Most of the footage on the Pebble Project was drilled using core drills, with 18,716 ft percussion-drilled from 229 rotary drill holes. Many of the cored holes were advanced through overburden, using a tricone bit with no core recovery. These overburden lengths are included in the core drilling total.

From early 2004 through 2013, all Pebble drill core was geotechnically logged on a drill run basis. Almost 70,000 measurements were made for a variety of geotechnical parameters on 737,000 ft of core drilling. Recovery is generally very good and averages 98.2% overall; two-thirds of all measured intervals have 100% core recovery. Detailed (domain-based) geotechnical logging and downhole surveys were also conducted between 2007 and 2012. Proper domain selection is the basis for rock mass classification and domain-based data is used extensively in open pit and underground mine design. In order to maximize the information from the 2007-2012 drill programs, several tools and techniques were added to a number of holes including: triple tube drilling, core orientation, acoustic televiewer probe and comprehensive point load testing complemented by laboratory UCS testing. Additionally, all Pebble drill core from the 2002 through 2013 and 2018 drill programs and the chip trays from the 2019 percussion program were photographed in a digital format.

A re-survey program of holes drilled at Pebble from 1988 to 2009 was conducted during the 2008 and 2009 field seasons. For consistency throughout the project, the resurvey program referenced the control network established by R&M Consultants in the U.S. State Plane Coordinate System Alaska Zone 5 NAVD88 Geoid99. The resurvey information was applied to the drill collar coordinates in the database in late 2009.

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In 2009 and 2013, the survey locations, hole lengths, naming conventions and numbering designations of the Pebble drill holes were reviewed. This exercise confirmed that several shallow, non-cored, overburden drill holes described in some engineering and environmental reports were essentially the near-surface pre-collars of existing bedrock core drill holes. As these pre-collar and bedrock holes have redundant traces, the geologic information was combined into a single trace in the same manner as the wedged holes. In addition, a number of very shallow (less than 15 ft), small diameter, water-monitoring auger holes were removed from the exploration drill hole database, as they did not provide any geological or geochemical information.

Drill core from the 2002 to 2013 and 2018 programs was boxed at the rig and transported daily by helicopter to the secure logging facility in the village of Iliamna, as were the chip trays from the 2019 percussion drill program.

The locations of drill holes and representative sections through the Pebble deposit are shown on Figure 7. The two longitudinal sections included here7 (Figure 8 and Figure 9), illustrate drill hole traces, topographic and overburden surfaces along with colour-coded block model CuEq grades from the mineral resource estimate. CuEq calculations use metal prices: US$1.85/lb for Cu, US$902/oz for Au and US$12.50/lb for Mo, and recoveries: 85% Cu, 69.6% Au, and 77.8% Mo (Pebble West zone) and 89.3% Cu, 76.8% Au, 83.7% Mo (Pebble East zone). For additional information on the CuEq see Mineral Resource Estimates.

Figure 7 – Drill Plan and Section Location

Source: 2023 PEA

______________________

7 Additional sections are available in the 2023 PEA.

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Figure 8 - Longitudinal Section 2156000N

Source: 2023 PEA

Figure 9 - Longitudinal Section 2157500N

Source: 2023 PEA

Sampling, Analysis and Security of Samples

The Pebble deposit has been explored by extensive core drilling, with 81,188 samples taken from drill core for assay analysis. Nearly all potentially mineralized Cretaceous core drilled and recovered has been sampled by halving in 10 ft lengths. Similarly, all core recovered from the Late Cretaceous to Early Tertiary cover sequence (referred to as Tertiary here and in Section 13 of the 2023 PEA has also been sampled, typically on 20 ft sample lengths, with some shorter sample intervals in areas of geologic interest. Unconsolidated overburden material, where it exists, is generally not recovered by core drilling and therefore not usually sampled.

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Rock chips from the 229 rotary percussion holes were generally not sampled for assay analysis, as the holes were drilled for monitoring wells and environmental purposes. Only 35 samples were taken from the drill chips of 26 rotary percussion holes outside the Pebble deposit area, which were drilled for condemnation purposes.

Half cores remaining after sampling were replaced in the original core boxes and stored at Iliamna in a secure compound. Later geological, metallurgical, and environmental sampling took place on a small portion of this remaining core. Crushed reject samples from the 2006 through 2013 and the 2018 analytical programs are stored in locked containers at Delta Junction, Alaska. Drill core assay pulps from the 1989 through 2013 and the 2018 programs are stored at a secure warehouse in Surrey, British Columbia.

Analytical work in 2002 and from 2004 to 2018 was completed by ALS Minerals Laboratories of North Vancouver, an ISO/IEC 17025:2005 certified laboratory. Analytical work for the 2003 drilling program was completed by SGS Canada Inc. of Toronto, ON, an ISO 9002 registered, ISO 17025 accredited laboratory.

A total of 9,951 density measurements of Tertiary and Cretaceous rocks were taken using a water immersion method on whole and half drill core samples at the Iliamna core logging facility. Rocks chosen for analysis were typical of the surrounding rock. Core samples free of visible moisture were selected; they ranged from 3 to 12 in long, and averaged 11.8 in.

Further details on sample preparation and analytical procedures are available in the 2023 PEA.

Quality Assurance and Quality Control

Northern Dynasty maintained an effective QA/QC program consistent with industry best practices, which was continued from 2007 to 2013 under the Pebble Partnership. This program is in addition to the QA/QC procedures used internally by the analytical laboratories. The QA/QC program was independently reviewed by Analytical Laboratory Consultants Ltd (ALC, 2004 to 2007) and Nicholson Analytical Consulting (NAC, 2008 to 2012). The analytical consultants provided ongoing monitoring, including facility inspection and timely reporting of the performance of standards, blanks, and duplicates in the sampling and analytical program. The results of this program indicate that analytical results are of a high quality, suitable for use in detailed modeling and resource evaluation studies.

Table 2 describes the QA/QC sample types used in the program.

Table 2 - QA/QC Sample Types Used

QC Code	Sample Type	Description	Percent of Total
MS	Regular Mainstream	• Regular samples submitted for preparation and analysis at the primary laboratory.	89%
ST	Standard (Certified Reference Material)	• Mineralized material in pulverized form with a known concentration and distribution of element(s) of interest. • Randomly inserted using pre-numbered sample tags.	4.5% or 9 in 200
DP	Duplicate or Replicate	• An additional split taken from the remaining pulp reject, coarse reject, ¼ core or ½ core remainder. • Random selection using pre-numbered sample tags.	4.5% or 9 in 200
SD	Standard Duplicate	• Standard reference sample submitted with duplicates and replicates to the check laboratory.	<1%
BL	Blank	• Sample containing negligible or background amounts of elements of interest, to test for contamination.	2% 1 in 50

Source: 2023 PEA

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In July 2020, the original assay pulps from 938 sample intervals cored in years 1991, 2003, 2004 and 2005 Pebble deposit drilling were retrieved from a company warehouse for a study on the relationship between rhenium and molybdenum concentrations. The selected samples were originally analyzed for copper, molybdenum, and other elements, but had not been analyzed for rhenium. Samples were submitted to ALS Vancouver for multi-element analysis by four acid digestion ICP-MS finish (ALS method ME-MS61), along with 52 Pebble project-based standards, 17 nominal blanks and 48 duplicates. In addition to rhenium and molybdenum, the concentrations of copper, silver and 44 other elements were also determined in this study. As the control samples used had not originally been subject to round-robin analysis for rhenium, results of several hundred analyses at ALS Vancouver were used to establish reasonable concentration levels for them. These levels were corroborated with results obtained by other analytical laboratories using similar analytical methods.

As part of the 2020 rhenium study, additional elements including copper and molybdenum were analyzed by the multi-element method employed. The copper and molybdenum results obtained in 2020 were compared with the original assay results. A reasonable level of correspondence in concentrations of the matched pairs was obtained for each element.

Samples from the 2002 through 2012 core drilling of Northern Dynasty provide 91% of the assays used in the mineral resource estimate. These drilling and sampling programs were carried out in a proficient manner consistent with industry standard practices at the time the programs were completed. Core recovery was typically very good and averaged over 98%; two-thirds of all measured intervals have 100% core recovery. No significant factors of drilling, sampling, or recovery that impact the accuracy and reliability of the results were observed.

The remaining 9% of assays used in the mineral resource estimate derive from historical 1988 to 1992 and 1997 Teck core drill programs. Northern Dynasty expended considerable effort to assess the veracity of the Teck drilling over several years. This included re-surveying drill hole locations, reviewing remaining half core, extensive re-drilling of areas targeted by Teck, and plotting and comparison of Teck drill holes with nearby Northern Dynasty drill holes. No significant factors of the drilling, sampling or recovery of the Teck program that impact the accuracy and reliability of the results were observed.

2023 Data Verification

The QP completed several data verification checks in support of the Pebble Mineral Resource estimate. The verification process included a one-day site visit to the project to check geological procedures, drill core facility review, and a drill core storage inspection. Other data verification included selection of pulp samples for metal verification, a review of QA/QC performance for drilling completed between 2004-2018, and spot check comparisons of Au and Cu assays from the drill hole database against original assay records (lab certificates) with higher attention given to data reported from ALS laboratories from 2004 onward.

The QP also conducted a site visit. The site visit included confirmation review of core logging against reported drill logs, inspection of assay sample tags against reported intervals in the data base, review of core handling procedures and an inspection of the core storage facility. The QP performed spot checks on geology and sample locations using previously selected drill holes stored in the core logging facility. Holes were selected previously by Northern Dynasty to be used as a review of various alteration, mineralization, and geology for the deposit. The spot checks were completed on six holes from the Pebble East Zone and two holes from Pebble West Zone. For all holes, drill logs were found to match the observed core and no issues were identified during spot checks against reported assay intervals.

The QP also selected 10 pulp sample intervals from 5 drill holes within the resource database. Samples were selected from a range of Cu grades within the deposits, prioritized around years of high exploitation activity, (2004, 2007, 2008, 2011) and were spatially selected to get a distribution across the deposit in various lithology and alteration.

The selected pulps were pulled by Northern Dynasty employees from their Surrey warehouse. Once pulled they were sent by Northern Dynasty on behalf of the QP to ALS Geochemistry Laboratory in North Vancouver. The QP chose the same analytical method as completed by Northern Dynasty to compare Au, Ag, Co and Mo results. Au was analyzed by fire assay using method ALS_PGM-ICP23, Ag, Cu, Mo using four acid ICP methods. Ag, Mo were analyzed using ALS_ME-ICP61 and Cu was analyzed using ALS_ME-ICP61a. All elements compare very well. The QP did not identify any material bias in the sample data, and the comparison results were found to be reasonable given the nature of the mineralization in the deposit. The QP independently reviewed the QA/QC data provided by Northern Dynasty for the reported resource. Northern Dynasty has employed an on-site QA/QC process including the insertion of standards, blanks and duplicate samples and regular intervals in the sample stream as documented in Section 11 of the 2023 PEA.

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The QA/QC data consisted of assay values for Certified Reference Material (CRM). The assay results were analyzed for the 3 most used CRMs for years 2004 to 2012; CRM PLP-1, CRM CGS-16, and CRM CGS-3. In addition to CRM checks, assay results for blank and duplicate performance were reviewed for the entire dataset. The CRM review displayed no outstanding record of hard failures. Duplicate and blank performance were in line with expectation. Results were equivalent to what was reported by Northern Dynasty.

A total of 811 samples (1% of total database) were chosen for database verification, to be compared to original laboratory certificates. These samples were randomly selected from the Northern Dynasty database with higher attention given to assay data processed at ALS laboratories from 2004 – 2018. Twelve of the 811 samples selected were processed at SGS laboratories in 2003. No errors were found during the review.

QP also reviewed and calculated bulk density data against Northern Dynasty procedures. No issues were found with the process.

On completion of the data verification for Pebble, it is the opinion of the QP that the geological data collection, analytical methods, and QA/QC procedures used by Northern Dynasty are consistent with CIM Mineral Exploration Best Practice Guidelines.

Metallurgical Testwork

Metallurgical testwork for the project was initiated by Northern Dynasty in 2003 and continued under the direction of Northern Dynasty until 2008. From 2008 to 2013, metallurgical testwork progressed under the direction of the Pebble Partnership.

Geometallurgical studies were initiated by the Pebble Partnership in 2008 and continued through 2012. The principal objective of this work was to quantify significant differences in metal deportment that may result in variations in metal recoveries during mineral processing. The results of the geometallurgical studies indicate that the deposit comprises several geometallurgical (or material type) domains. These domains are defined by distinct, internally consistent copper and gold deportment characteristics that correspond spatially with changes in silicate and sulphide alteration mineralogy.

Metallurgical testwork and associated analytical procedures were performed by recognized testing facilities with extensive experience with these tests and analyses, with this type of deposit, and with the project. The samples selected for the comminution, copper-gold-molybdenum bulk flotation, and copper-molybdenum separation testing were considered to be representative of the various types and styles of mineralization at the Pebble deposit.

A conventional flotation process is proposed to produce saleable copper-gold and molybdenum concentrates. The flotation test results on variability samples derived from the 103 locked cycle flotation and the subsequent copper-molybdenum separation flotation tests indicate that marketable copper and molybdenum concentrates can be produced. The copper-gold concentrate will also contain gold and silver contents that meet or exceed payable levels in representative smelter contracts; the molybdenum concentrate will contain significant rhenium (Re), with a reported grade range from 791 to 832 g/t Re observed in the locked cycle test (LCT) results of the copper-molybdenum separation.

Gravity gold recovery tests were completed on three composite samples in 2010 and on four composite samples from the continuous testwork program. These demonstrated gold was recoverable by gravity and accordingly treatment of a side stream from the regrind circuit, with 1% overall gold recovery to a gravity concentrate. In the flowsheet for the proposed project, the gravity concentrate would be bagged and shipped off-site to a refinery. In the potential expansion scenarios with a secondary gold plant, the gravity concentrate would comprise a portion of the secondary gold plant feed.

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A preliminary hydrometallurgical test program was performed on rougher and cleaner molybdenum concentrates to investigate the production of the marketable products of molybdenum trioxide (MoO3) and ammonium perrhenate (NH4ReO4). The test program included pressure oxidation leach, a series of metal extractions/purifications from the pregnant leach solution, and a calcination process. The tested methods were found technically feasible. Satisfactory dissolution rates of molybdenum and rhenium were obtained from the rougher molybdenum concentrate samples while additional alkaline leach is required on the pressure oxidation leach residues for the cleaner molybdenum concentrate samples.

The overall metal recovery projections of copper, gold, silver and molybdenum to concentrate in the 2023 PEA are identical to those reported in previous technical reports. Those values were adjusted to an increased primary grind size (from 125 µm to 135 µm) from those published in the 2018 technical report. A rhenium recovery estimate at a high level has been completed and included. Table 3 provides projected metals recoveries via flotation concentration. The recovery estimate bases are summarized as follows:

•

The initial metal recovery projections of copper, gold, silver and molybdenum were published in 2014 based on a combined flotation and cyanide leach method. A total of 111 LCTs on the 103 samples representing eight geometallurgical domains across the east and west of Pebble deposit were reviewed to establish the copper, gold and molybdenum distributions to the bulk copper-molybdenum concentrate. Ten of the 111 LCTs with silver assay results were utilized to estimate the silver recovery to the bulk flotation concentrate.

•

The 2018 metal recoveries were updated to reflect the changes of the proposed processing methods. This included excluding the cyanide leach process and implementing a coarser primary grind particle size.

•

The 2020 metal recovery projections were further updated to include rhenium recovery from the molybdenum concentrate. The estimated rhenium recovery was 70.8%, based on the 10 LCT results of the rhenium recovery to the bulk concentrate, a one LCT stage recovery result in the subsequent separation of copper and molybdenum, as well as a recovery adjustment due to the change of primary grind size.

Table 3 - Projected Metallurgical Recoveries

Domain	Flotation Recovery %
	Cu Concentrate 26% Cu			Mo Concentrate, 50% Mo
	Cu	Au	Ag	Mo	Re
Supergene
Sodic Potassic	74.7	60.4	64.1	51.2	70.8
Illite Pyrite	68.1	43.9	64.1	62.6	70.8
Hypogene
Illite Pyrite	91.0	46.2	67.5	77.1	70.8
Sodic Potassic	91.0	63.8	67.7	80.9	70.8
Potassic	93.0	63.1	66.0	84.8	70.8
Quartz Pyrophyllite	95.0	65.5	64.6	80.7	70.8
Sericite	91.0	41.3	67.5	77.1	70.8
Quartz Sericite Pyrite	90.5	33.3	67.5	86.8	70.8
LOM Average	87	60	67	75	71

Source: 2023 PEA

Note: Prepared by Tetra Tech, 2021. An additional 1% Au recovery to the gravity concentrate is expected. LOM average per financial model.

Mineral Resource Estimates

The current resource estimate is based on approximately 59,000 assays obtained from 699 drill holes. The resource was estimated by ordinary kriging and is presented in Table 4. The tabulation is based on copper equivalency that incorporates the contribution of copper, gold, and molybdenum. Although the estimate includes silver and rhenium, neither were used as part of the copper equivalency calculation in order to facilitate comparison with previous estimates which did not consider the minor economic contribution of either of these metals. To further maintain the comparison between the previous and current estimates, the CuEq formula is predicated upon the metal prices and metal recoveries used in the 2011 estimate.

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Table 4 - Pebble Deposit Mineral Resource Estimate at 0.3% Copper Equivalent Cut-off June 1, 2023

Classification	Tonnes (Mt)	Grades						Recoverable Metal
		CuEq (%)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (ppm)	Re (ppm)	Cu (Blb)	Au (Moz)	Ag (Moz)	Mo (Blb)	Re (kg)
Measured	527	0.65	0.33	0.35	1.7	178	0.32	3.35	4.58	20.4	0.15	118,000
Indicated	5,929	0.77	0.41	0.34	1.7	246	0.41	49.64	49.24	228.9	2.62	1,731,000
M+I	6,456	0.76	0.40	0.34	1.7	240	0.40	52.99	53.82	249.3	2.78	1,849,000
Inferred	4,454	0.55	0.25	0.25	1.2	226	0.36	22.66	28.11	121.7	1.81	1,025,000

Source: 2023 PEA

Notes:

1.

David Gaunt, P. Geo., estimated the resource which has been audited by Greg Z. Mosher, P. Geo., a Qualified Person who is independent of Northern Dynasty and who assumes responsibility for this estimate.

2.

Copper equivalent (CuEq) calculations use the following metal prices: US$1.85 /lb for Cu, US$902 /oz for Au and US$12.50 /lb for Mo, and recoveries: 85% Cu, 69.6% Au, and 77.8% Mo (Pebble West zone) and 89.3% Cu, 76.8% Au, 83.7% Mo (Pebble East zone).

3.	Recovered metal based on recoveries in Table 3.
4.

The mineral resource estimate is constrained by a conceptual pit shell that was developed using a Lerchs-Grossmann algorithm and is based in the following parameters: 42 degree pit slope; metal prices and recoveries for gold of US$1,540.00/oz and 61% Au, for copper of US$3.63/lb and 91% Cu, for silver of US$20.00/oz and 67% Ag and for molybdenum of US$12.36/lb and 81% Mo, respectively; a mining cost of US$1.01/ton with a US$0.03/ton/bench increment and other costs (including processing, G&A and transport) of US$6.74/ton.

5.

Per the calculation outlined in Section 14.12 of the 2023, recent company work has demonstrated that using appropriate and likely inputs for commodity prices, concentrate grades, payable copper, and realization charges results in a cutoff grade of 0.22% CuEq. The QP believes that the use of a 0.3% CuEq cutoff grade to express the Pebble resources is conservative and provides continuity with previous estimates.

6.

The QP has reviewed the technical information, and other factors that may affect the estimate including permitting and external legal counsel's letter regarding the ROD appeal and Final Determination and believes that there are reasonable prospects of eventual economic extraction.

The 2023 PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the 2023 PEA results will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Proposed Mining Operations

Mining Method

The mining operations would use conventional open pit mining methods and equipment. The proposed Pebble mine would be a conventional drill, blast, truck, and shovel operation with an average mining rate of 70 M tons per year and an overall strip ratio of 0.12 tons of waste per ton of mineralized material.

The open pit would be developed in stages, with each stage expanding the area and deepening the previous stage. The final dimensions of the open pit would be 6,800 ft long and 5,600 ft wide, with depths to 1,950 ft.

The projected mining schedule was generated using five pushbacks and was based on a maximum processing capacity of 180,000 tons per day. Based on the selected ultimate pit, final pit design and the generated production schedule, the mining period of 21 years, including one year of pre-stripping followed by 20 years of production.

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Recovery Method

The proposed processing plant is designed to process mineralized feed material at a rate of 180,000 tons per day. The designed process to treat feed material contemplates methods that are conventional and well-proven in the industry. The comminution and recovery processes proposed are used widely in commercial practice, with no significant elements of technological innovation.

The following unit operations would be employed to produce three final products: a copper-gold flotation concentrate, a molybdenum flotation concentrate and a gravity gold concentrate:

•	primary crushing;

•	grinding with semi-autogenous grinding (SAG) and ball mills;

•	bulk copper-gold-molybdenum flotation;

•	molybdenum flotation to separate a copper-gold flotation concentrate and a molybdenum flotation concentrate; and

•	gravity concentration to produce a gravity gold concentrate.

Figure 9 shows a simplified process flow diagram of the entire process route.

Figure 9 - Simplified Process Flowsheet

Source: 2023 PEA

The process plant flowsheet design was based on testwork results, previous study designs and industry standard practices. Further, the testwork results support the recovery projections used in the economic analysis.

The production summary for the proposed project is shown in Table 5. Production data includes all production whether payable in the spot market, under the Royalty Agreement, to third party metal stream partners or payable as a smelter deduction.

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Table 5 – Proposed Project Production Summary

Proposed Project	Units	Values
Mineralized Material	billion tons	1.3
Copper Equivalent[1]	%	0.58
Copper	%	0.29
Gold	oz/ton	0.009
Molybdenum	ppm	154
Silver	oz/ton	0.042
Rhenium	ppm	0.28
Waste	billion tons	0.2
Open Pit Strip Ratio	-	0.12
Life of Mine	years	20
Metal Production (Life of Mine)
Copper	Mlb	6,400
Gold (in Cu Concentrate)	koz	7,300
Silver (in Cu Concentrate)	koz	37,000
Gold (in Gravity Concentrate)	koz	110
Molybdenum	Mlb	300
Rhenium	1000 kgs	230
Metal Production (Annual2)
Copper	Mlb	320
Copper-gold concentrate	ktons	559
Gold (in Cu Concentrate)	koz	363
Silver (in Cu Concentrate)	koz	1,800
Molybdenum	Mlb	15
Molybdenum Concentrate	ktons	14
Rhenium	1000 kgs	12

Source: 2023 PEA

Notes:

1. Copper equivalent (CuEq) calculations use metal prices: US$1.85/lb for Cu, US$902/oz for Au and US$12.50/lb for Mo, and recoveries of 85% Cu, 69.6% Au, and 77.8% Mo (Pebble West zone) and 89.3% Cu, 76.8% Au, 83.7% Mo (Pebble East zone).

2. Life-of-mine volumes ÷ life of mine years.

Project Infrastructure

The project is located in an area of Alaska that has minimal development and would require construction of both on-site and off-site infrastructure to support construction and operations of the proposed project.

The primary off-site infrastructure would incorporate a natural gas pipeline, marine terminal, ferry crossing of Iliamna Lake, and access roads from the marine terminal to Iliamna Lake, and from Iliamna Lake to the mine site. The marine terminal facility would include facilities capable of handling barges for concentrate transshipment as well as large ocean barges (400 x 100 ft) for transport of construction materials and operating supplies by container. The access road and ice-breaking ferry would provide year-round access between the marine terminal and the mine site for construction and operations. The natural gas for the power plants would be provided by local supply on the east side of Cook Inlet and would require a compressor station. The natural gas for power generation would be delivered by a pipeline extending across Cook Inlet to the marine terminal, then along the roadway corridor to the south shore of Iliamna Lake, across Iliamna Lake to Newhalen, cross-country to the Newhalen River bridge, and finally along the roadway corridor to the mine site.

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The on-site facilities would provide all necessary support for construction and operation. These include temporary and permanent worker accommodations, power reticulation, site roads, administration buildings, truck shop, warehouse, and maintenance facilities.

The proposed project site would also include tailings storage facilities, water management ponds, and water treatment plants (WTPs). Waste and water management at the project would be an integrated system designed to safely contain these materials, to facilitate water treatment and discharge, and to provide adequate process water to support the operations. The design of these facilities would incorporate data from a significant period of climate records, extensive site investigation, and several features intended to ensure safe operation.

The proposed project would incorporate a sophisticated water management plan with water collection, treatment, and discharge. That plan is based on the annual and seasonal variability of the incoming and receiving flows and achieving very specific water quality standards for the released water. Temporary water treatment facilities would be in place during construction, followed by three WTPs during the operations and closure phases.

Natural gas-fired power plants would be constructed at both the mine site and the marine terminal.

Environmental Considerations

The Pebble deposit is located on state land that has been specifically designated for mineral exploration and development. The Pebble area has been the subject of two comprehensive land-use planning exercises conducted by the Alaska Department of Natural Resources (ADNR): the first in the 1980s and the second in 2005 (subsequently revised in 2013). ADNR identified five land parcels (including Pebble) within the Bristol Bay planning area as having “significant mineral potential” and where the planning intent is to accommodate mineral exploration and development. These parcels total 2.7% of the total planning area (ADNR, 2013).

Northern Dynasty began a field study program in 2004 to characterize the existing physical, chemical, biological, and social environments in the Bristol Bay and Cook Inlet areas where the project might occur. The Pebble Partnership compiled the data for the 2004-2008 study period into a multi-volume Environmental Baseline Document (EBD, PLP, 2012).

These studies were designed to:

•	fully characterize the existing biophysical and socioeconomic environment;

•	support environmental analyses required for effective input into project design;

•	provide a strong foundation for internal environmental and social impact assessment to support corporate decision-making;

•	provide the information required for stakeholder consultation and eventual mine permitting in Alaska; and

•	provide a baseline for long-term monitoring of potential changes associated with mine development.

Additional data collected from the 2009-2013 period was compiled into the Supplemental EBD (PLP, 2018) and transmitted to USACE. In 2017, select environmental baseline studies were re-initiated and expanded. Monitoring data collected through 2019 has been provided to USACE.

The baseline study program includes:

•	surface water hydrology

•	groundwater hydrology

•	surface and groundwater quality

•	geochemistry

•	snow surveys

•	fish and aquatic resources

•	noise

•	wetlands

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•	trace elements

•	fish habitat – stream flow modeling

•	marine

•	wildlife

•	air quality

•	cultural resources

•	subsistence

•	land use

•	recreation

•	socioeconomics

•	visual aesthetics

•	climate and meteorology

•	Iliamna Lake

Closure and Reclamation Considerations

The Pebble Partnership’s core operating principles are governed by a commitment to conduct all mining operations, including reclamation and closure, in a manner that adheres to socially and environmentally responsible stewardship while maximizing benefits to state and local stakeholders.

Reclamation and closure of the proposed project falls under the jurisdiction of the ADNR Division of Mining, Land, and Water, and the ADEC. A miner may not engage in a mining operation until the ADNR has approved a reclamation plan for the operation. The Pebble Partnership submitted a preliminary closure plan to USACE in support of the EIS analysis. Four phases of closure are envisioned for the proposed project.

Permitting Considerations

The information in Summary of the 2023 PEA has been described in Three Year History above and has been updated based on developments since completion of the 2023 PEA.

Capital Cost Estimates

The total initial capital cost for the design, construction, installation, and commissioning of the proposed project is estimated to be $6.77 B, which includes all direct, indirect, and Owner’s costs, as well as a contingency.

In order to reduce capital costs for Northern Dynasty, if approved, the proposed project would be developed with partners who will provide the primary infrastructure (marine terminal, access road, natural gas pipeline, mine site power plant) in return for lease payments or tolls at rates which would generate a return on investment to the providers of the infrastructure. The capital cost of infrastructure which may be provided by third parties is estimated at $2.64 B, which could reduce the initial capital required by Northern Dynasty for construction.

In addition, precious metal streaming is considered a project financing alternative and the 2023 PEA assumes $1.25 B could be available to the proposed project in the form of various streaming agreements.

The combination of third-party infrastructure financing and precious metal streaming would reduce the required capital investment from Northern Dynasty for the proposed project to $3.12 B; this scenario was evaluated in the economic model as the Base Case. A Full Capital Case, without the benefit of the precious metal stream financing and third-party infrastructure participation, was also evaluated as a sensitivity analysis.

Sustaining capital investment in the proposed project over the 20-year mine life is limited to TSF improvements, replacement of mobile equipment for mining, and road maintenance. These life-cycle costs are applied in the financial model on a year-by-year basis, with a cumulative total of $1.29 B including indirect and Owner’s costs as well a contingency. Sustaining capital investments in primary infrastructure developed with partners are factored into infrastructure lease payments.

Initial reclamation trust funding and letter of credit premiums during construction would total $208 M. The remaining mine closure and reclamation costs are not included in the capital or operating costs but are factored into the financial model to account for long-term closure and water treatment plant requirements. A reclamation fund of $1.62 B would be accumulated over the mine life comprising $966 M in contributions and $657 M in accrued interest.

Table 6 provides the initial and sustaining capital cost estimates for the full capital case.

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Table 6 – Pebble Proposed Project – Capital Cost Estimate (US$ M)

WBS	Description	Initial Capital	Sustaining Capital	Total
1000	Open Pit Mining	415.2	192.7	607.9
2000	Process Plant	910.6	n/a	910.6
3000	Earthworks, Tailings and Water Management	651.3	842.9	1,494.2
4000	On-Site Infrastructure
	Site General	127.6	n/a	127.6
	Water Treatment Plants	315.5	n/a	315.5
	On-Site Infrastructure	251.7	n/a	251.7
5000	Off-Site Infrastructure
	Power Supply	702.6	n/a	702.6
	Natural Gas Line	505.3	n/a	505.3
	Marine Terminal Site	253.5	n/a	253.5
	Ferry	54.3	n/a	54.3
	External Access Roads	507.4	18.4	525.8
Total Directs		4,694.9	1,054.1	5,749.0
6000	Indirect Costs	917.9	99.9	1,017.8
7000	Owner's Costs	353.0	10.0	363.0
8000	Contingency	806.8	129.1	936.0
Total		6,772.6	1,293.1	8,065.6
Closure Costs[1]		-	2,755.7	2,755.7

Source: 2023 PEA

Note:

1. Closure costs do not include the $18.1 M/a WTP perpetuity costs.

Operating Cost Estimates

The average life-of-mine operating costs for the proposed project base case, in which operating costs for selected off site infrastructure are paid by third parties and recoverable through payments from the Project’s operations, based on the 180,000 ton/day plant capacity, are as shown in Table 7. Costs associated with transportation right of way agreements have been excluded from Table 7 but are included in the financial model.

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Table 7 - Summary of Annual Operating Cost Estimate

Operating Area	Annual Cost (US$M)	LOM Average Cost (US$/ton milled)
General & Administrative	62.5	0.97
Open Pit Mining	127.2	1.97
Mineralized Material Handling & Process Plant	321.7	4.99
Tailings Operation & Maintenance	14.4	0.22
Water Treatment Plant	24.6	0.38
Marine Facilities	33.3	0.52
Ferry	13.9	0.22
Access Road[1]	16.3	0.25
Infrastructure Lease	286.5	4.44
Total	900.3	13.95

Source: 2023 PEA

Note:

1. Excludes the right of way agreement fees.

Economic Analysis

An economic model was developed to estimate annual pre-tax and post-tax cash flows and sensitivities of the proposed project based on a 7% discount rate. By convention, a discount rate of 8% is typically applied to copper and other base metal projects, while 5% is applied to gold and other precious metal projects. Given the polymetallic nature of the Pebble deposit and the large contribution of gold to total revenues, a 7% blended discount rate was selected and is considered appropriate for the purposes of discounted cash flow analyses. The net present value (“NPV”) is calculated by discounting cash flows to start of construction.

The 2023 PEA assesses the proposed project under a scenario in which the effective investment capital by Northern Dynasty is reduced by engaging partners to provide primary infrastructure, with the Pebble Project utilizing these facilities under lease.  Given that this scenario is the more likely route to development, it is defined as the Base Case.  A Full Capital Case, in which no third parties participate in the infrastructure, was also tested as a sensitivity case.

Calendar years used in the economic analysis are provided for conceptual purposes only. Permits still must be obtained in support of development and operations, and various approvals to proceed are still required, including those from Northern Dynasty and any future partners in development.

The project described is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the 2023 PEA results will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The financial results reported here were estimated with the forecast metals prices shown in Table 8. The cost and taxes summary for the Base Case under the full royalty subscription is shown in Table 9. The results of the economic analyses for the Base Case, under the full royalty subscription, are shown in Table 10.

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Table 8 - Forecast Metal Price

Metal	Unit	Forecast Price ($/unit)
Copper	lb	3.90
Gold	oz	1,700
Molybdenum	lb	12.50
Silver	oz	22.5
Rhenium	kg	1,500

Source: 2023 PEA

Table 9 - Proposed Project Cost and Tax Summary

Description	Unit	Base Case, 10% Gold / 30% Silver Royalty
Total Initial Capital Cost	$B	6.77
Less: Infrastructure Capital Lease	$B	2.64
Net Initial Capital Cost	$B	4.13
Sustaining Capital Cost	$B	1.27
Life of Mine Operating Cost[1]	$/ton	14.17
Copper C1 Cost[2]	$/lb CuEq	2.09
AISC (Co-Product Basis)	$/lb CuEq	2.32
Gold C1 Cost	$/oz AuEq	911
Annual Reclamation Fund Contribution	$M/yr	39
Life of Mine Reclamation Fund Contribution	$B	0.97
Life of Mine Reclamation Bond Premium	$B	0.18
Closure Fund[3]	$B	1.6
LOM Alaska Mining License	$B	0.66
LOM Alaska Royalty	$B	0.29
LOM Alaska Income Tax	$B	0.68
LOM Borough Severance & Tax	$B	0.53
LOM Federal Income Tax	$B	1.25
Annual average Alaska Mining License	$M	33
Annual average Alaska Royalty	$M	15
Annual average Alaska Income Tax	$M	34
Annual average Borough Severance & Tax	$M	27
Annual average Federal Income Tax	$M	62

Source: 2023 PEA

Note:

1. Includes cost of infrastructure lease - $4.44/ton milled.

2. C1 costs calculated on co product basis.

3. Maximum value of closure fund during life of mine based on 4% compound interest.

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Table 10 - Forecast Financial Results for the Proposed Project - Base Case (Post Tax)

Description	Units	Base Case, 10% Gold / 30% Silver Royalty
Mining Taxes & Government Royalties	$M	1,487
Corporate Income Tax	$M	1,931
Post – Tax Undiscounted Cash Flow	$M	7,681
Post – Tax NPV at 7%	$M	2,233
Post – Tax IRR	%	16.2
Post – Tax Payback Period	years	4.6

Source: 2023 PEA

Sensitivity Analysis

The sensitivity of the proposed project’s pre-tax NPV, and IRR were evaluated relative to several project variables, including:

•	copper price;

•	gold price;

•	molybdenum price;

•	initial capital cost;

•	operating cost;

•	sustaining capital costs; and

•	head grade.

With the exception of head grade, each variable was tested in increments of 10%, between -30% to +30% while holding all other variables constant. Head grade was tested over a range of ±10%, while holding the other all other variables constant, as variation beyond that range over the life of mine and on an annualized basis is unlikely, given the extent of the drilling defining the mineral resource and the methodology used to estimate the mineral resource.

The proposed project’s NPV (7% discount rate) is most sensitive to changes in head grade, copper price, initial capital cost, operating costs, gold price, molybdenum price, and sustaining capital cost.

Sensitivity Analysis to Changes in Capital Cost

The Full Capital Case cost excludes the assumptions regarding infrastructure development partners and precious metal streaming partners. The economic results for the Full Capital Case with consideration of only the partial royalty arrangement are not materially different than for the full royalty subscription, therefore only results for the full royalty subscription are presented below. A summary of the pre-tax and post-tax financial results for the Full Capital Case, which exclude the assumptions regarding infrastructure development partners and precious metal streaming partners, is provided in Table 11.

Table 11 - Proposed Project Full Capital Case Financial Results

Description	Units	Full Capital, 10% Gold / 30% Silver Royalty
Recovered Metal Value
Copper	$M	23,998
Gold	$M	11,521
Molybdenum	$M	3,744
Silver	$M	575
Rhenium	$M	312
Total Recovered Metal Value	$M	40,150
Off-Site Operating Costs

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Description	Units	Full Capital, 10% Gold / 30% Silver Royalty
Refining and treatment Charges, Penalties, Insurance, Marketing and Representation & Concentrate Transportation	$M	2,927
On-Site Operating Costs
Open Pit	$/ton milled	1.97
Process	$/ton milled	4.99
Transportation	$/ton milled	1.35
Environmental	$/ton milled	0.60
G&A	$/ton milled	0.97
Infrastructure Lease	$/ton milled	-
Total Operating Cost	$/ton milled	9.88
Capital Expenditure
Initial Capital	$M	6,773
Add: Pre-production Reclamation Funding	$M	230
Less: Outsourced Infrastructure	$M	-
Less: Pre-production proceeds from gold stream partner	$M	-
Initial Capital Investment during Construction	$M	7,002
Sustaining Capital	$M	1,293
Financial Summary
Pre – Tax Undiscounted Cash Flow	$M	15,257
Pre – Tax NPV at 7%	$M	3,290
Pre – Tax IRR	%	12.3
Pre – Tax Payback Period	Years	6.0
Cash Cost (Co-Product Basis)	$/lb CuEq	1.56
All-in Sustaining Cost (Co-Product Basis)	$/lb CuEq	1.79
Mining Taxes & Government Royalties	$M	1,690
Corporate Income Tax	$M	2,495
Post – Tax Undiscounted Cash Flow	$M	11,072
Post – Tax NPV at 7%	$M	1,831
Post – Tax IRR	%	10.3%
Post – Tax Payback Period	years	6.3

Source: 2023 PEA

Potential Alternate Expansions Scenarios

The proposed project would extract only a small portion of the total mineral resources estimated at Pebble. To evaluate opportunities for potential expansion or extension of the project, selected scenarios were identified and included in the financial sensitivity analysis.

•	Three expansions contemplate an extension of the open pit mine and increased mill throughput over a significantly longer mine life. These extensions were modelled as expansion cases based on a response to a request for information from USACE during the EIS process and which is incorporated in the EIS administrative record.

•	An additional expansion considers the addition of an on-site gold plant to the base case and the three potential expansions, without changes to throughput or mine life.

Each of the potential expansions identified here would require additional permitting and environmental regulatory review, and there is no certainty that any of the potential expansions could be pursued. The potential expansions are designated by the year in which the contemplated expanded process plant would commence operation. They utilize the same life-of-mine open pit design, with variations based on the year of the expansion and the expanded throughput rate. The Year 21 case is based on the scenario outlined in the EIS, with the plant expanded to 250,000 t/d. The throughput in the other two expansions is 270,000 t/d.

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Table 12 compares the production information from the potential expansions to the proposed project. The LOM values and financial results for the individual potential expansions are shown in Table 12. Table 13 shows only the results assuming full subscription of the five royalty tranches, infrastructure leases, and metal streaming.

Table 12 - Potential Expansions Metrics Information

Description	Unit	Proposed Project	Potential Expansion
Mineralized Material	Btons	1.3	8.6
CuEq[1]	%	0.57	0.72
Copper	%	0.29	0.39
Gold	oz/ton	0.009	0.01
Molybdenum	ppm	154	208
Silver	oz/ton	0.042	0.046
Rhenium	ppm	0.28	0.36
Waste	Btons	0.2	14.4
Open Pit Strip Ratio		0.12	1.67
Metal Production (LOM)
Copper	Mlb	6,400	60,400
Gold (in Cu Concentrate)	koz	7,300	50,500
Silver (in Cu Concentrate)	koz	37,000	267,000
Gold (in Gravity Concentrate)	koz	110	782
Molybdenum	Mlb	300	2,900
Rhenium	1000 kg	200	2,000

Source: 2023 PEA

Notes:

1. CuEq calculations use metal prices: US$1.85/lb for Cu, US$902/oz for Au and US$12.50/lb for Mo, and recoveries: 85% Cu, 69.6% Au, and 77.8% Mo (Pebble West zone) and 89.3% Cu, 76.8% Au, 83.7% Mo (Pebble East zone).

Table 13 - Potential Expansions Financial Results1

Description	Units	Year 5 Expansion	Year 10 Expansion	Year 21 Expansion
Net Smelter Return	$M	312,780	312,360	312,570
Operating Costs	$M	125,110	119,470	124,050
Capital Costs	$M	26,850	26,830	27,430
Post – Tax Undiscounted Cash Flow	$M	110,770	114,970	111,800
Post – Tax NPV at 7%	$M	8,570	7,520	5,500
Post – Tax IRR	%	22.0	20.0	18.1

Source: 2023 PEA

Notes:

1. Includes infrastructure partners and precious metal streaming.

The gold plant included in the potential expansions was based on metallurgical testwork results for a specific gold recovery technology. However, other technologies may be applicable for the Pebble deposit. Further, the addition of a gold plant under any expansions will require additional testwork and engineering and will require the receipt of pertinent federal and state permits prior to implementation.

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The on-site gold plant would process the pyrite concentrate in conjunction with the gravity concentrate to produce a precious metal doré. The gold plant would commence operation in Year 5. In all but the Year 5 expansion scenario, the gold plant capacity would initially match the 180,000 tons per day process plant capacity and would be expanded concurrently and in line with the process plant expansions to 270,000 or 250,000 t/d in Year 10 or 21, respectively. In the Year 5 scenario, the gold plant capacity would match the expanded plant capacity of 270,000 t/d from the initial implementation of the circuit.

Table 14 provides the total metal production from the expansions with addition of the gold plant and Table 15 provides the financial results for the expansions when the gold plant is included.

Table 14 - Summary Sensitivities of Adding a Gold Plant in Year 5

Description	Unit	Proposed Project	Proposed Project + Gold Plant	Potential Expansions
				Year 5	Year 10	Year 21
Concentrate (LOM)
Copper	Mlb	6,400	6,500	61,200	61,200	61,200
Gold (in Cu Concentrate)	koz	7,300	7,300	50,500	50,500	50,400
Silver (in Cu Concentrate)	koz	37,000	37,000	267,000	267,000	267,000
Molybdenum	Mlb	300	300	2,900	2,900	2,900
Rhenium	kg	200	200	2,000	2,000	2,000
Gold Plant (LOM)
Gold (as Doré)	koz	-	2,000	14,400	14,500	14,500
Silver (as Doré)	koz	-	2,900	22,500	22,600	22,600
Total Production (LOM)
Gold	koz	7,000	9,300	64,900	65,100	65,000
Silver	koz	37,000	39,500	289,000	289,000	289,000

Source: 2023 PEA

Table 15 - Gold Plant Expansions Financial Results

Description	Units	Proposed Project + Gold Plant	Year 5 Expansion	Year 10 Expansion	Year 21 Expansion
Net Smelter Return	$M	38,190	338,260	337,820	338,010
Operating Costs	$M	19,740	136,320	130,600	135,340
Capital Costs	$M	5,640	27,100	27,170	27,750
Post – Tax Undiscounted Cash Flow	$M	9,020	120,770	124,830	121,480
Post – Tax NPV at 7%	$M	2,740	10,030	8,660	6,460
Post – Tax IRR	%	17.5	24.2	21.4	19.6

Source: 2023 PEA

Note: Proposed project and potential expansions include infrastructure partners and precious metal streaming.

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Risks

Mineral Resource

•

The 2023 PEA includes the use of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the 2023 PEA results will be realized.

•

The 2023 MRE may ultimately be affected by a broad range of environmental, permitting, legal, title, socio economic, marketing, and political factors pertaining to the specific characteristics of the Pebble deposit (including its scale, location, orientation and polymetallic nature) as well as its setting (from a natural, social, jurisdictional and political perspective).

•	Factors that may affect the 2023 MRE include:

•	changes to the geological, geotechnical, and geometallurgical models as a result of additional drilling or new studies;

•	the discovery of extensions to known mineralization as a result of additional drilling;

•	changes to the rhenium: molybdenum correlation coefficients and resultant regression equation due to additional drilling;

•	changes to commodity prices resulting in changes to the test for reasonable prospects for eventual economic extraction; and

•	changes to the metallurgical recoveries resulting in changes to the test for reasonable prospects for eventual economic extraction.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The risk is the inferred resources are not realized and thus the PEA economics will be affected.

The mineral resource estimates contained have not been adjusted for any risk that the required environmental permits may not be obtained for the project. The uncertainty associated with the ability of the project to obtain required environmental permits is a risk to the reasonable prospects for Eventual Economic Extraction of the mineralization and the classification of the estimate as a mineral resource.

Mining Methods

•

Pit wall slopes: The pit wall slope assessments were completed to support previous studies and are adequate to support current level designs. Additional field work and analysis are required to confirm these designs for operations. The pit wall slopes may flatten and impact the tonnes moved if further geotechnical investigation reveals less competent ground conditions.

Recovery Methods

•

Process recoveries: The metallurgical testwork completed on the Pebble deposit has been extensive but additional work is required to complete a feasibility study and provide confidence that design recoveries for payable metals are achievable. If the recoveries identified in the PEA are not demonstrated, the project economics will be negatively impacted. If required, additional reagents will increase operating costs.

•

Deleterious elements: The metallurgical testwork highlighted the low levels of impurity elements in the Pebble feed materials and correspondingly low deportment to saleable products, and likewise the process plant design incorporated no special treatment steps to manage impurities in the feed. There is a risk that pockets of the Pebble deposit will contain elevated levels of deleterious elements that could report to the concentrates products at levels which could incur penalty charges or adversely influence the saleability of the products. Operational controls could avoid these potential impacts.

Tailings and Water Management

•

Tailings structures designs: The tailings and water management pond structures designs have been completed to a preliminary level. Significant additional field data and design are required to prepare these structures for construction.

•	Alaska dam permitting: The tailings and water management structures will be subject to an extensive design review and permitting process in Alaska. The process could result in changes to the designs.

•	Groundwater: Additional field work and analysis are required to confirm specific design criteria for open pit wall and tailings structures.

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Natural Gas Supply

•

Natural gas: Natural gas has provided heating and electrical energy in southcentral Alaska for more than five decades. While there are indications of additional natural gas resources to be defined in the area, exploration must be completed to confirm these resources and to bring them into production. If this work does not proceed within an adequate timeframe to meet the Pebble development schedule or the efforts are not successful at developing new resources, the project would have to rely on the import of liquified natural gas (LNG). There are significant global sources of LNG and while its import is technically feasible, the price of LNG and the cost of installing and operating re-gas facilities could increase the capital and operating cost estimates.

•

As currently envisioned, the Pebble Project would rely extensively on natural gas sourced locally from the Kenai Peninsula or from Cook Inlet to produce the electricity required to power the project. Recently, concerns have been expressed in Alaska that the available natural gas will soon be depleted, requiring alternate supply or significantly higher prices to justify the expansion of the reserve. While alternate supplies, including new resources within Cook Inlet, gas from Alaska’s North Slope or imported liquid natural gas are possible, this could require changes to the project design and/or add significant costs.

Environmental and Permitting

•

The Pebble Project is the subject of significant public opposition, in Alaska and elsewhere in the United States. The ability for the Pebble Project to gain necessary regulatory approvals may be negatively impacted by this opposition.

•

On January 30, 2023, the EPA issued the Final Determination under Section 404(c) of the CWA, imposing limitations on the use of certain waters in the Bristol Bay watershed as disposal sites for certain discharges of dredged or fill material associated with development of a mine at the Pebble deposit. The Final Determination establishes a “defined area for prohibition” coextensive with the current mine plan footprint in which the EPA would prohibit the disposal of dredged or fill material for the Pebble Project. The Final Determination also establishes a 309-square-mile “defined area for restriction” that encompasses the area of the Pebble Project. The Pebble Partnership believes that there are numerous legal and factual flaws in the Final Determination. The Company has challenged the Final Determination in U.S. federal district court as discussed above under Three Year History. Even if the appeal of the Record of Decision is successful, there is no assurance that any challenge by the Pebble Partnership to the EPA’s Final Determination will be successful.

•

In November 2020, USACE denied Pebble Partnership’s permit application. That decision was appealed. On April 25, 2023, the USACE Pacific Ocean Division issued its Administrative Appeal Decision and remanded the permit decision back to the USACE – Alaska District to re-evaluate specific issues raised in the appeal. As a result of the remand decision, and in light of the EPA’s Final Determination, the District was instructed to review the appeal decision and notify the parties how it planned to proceed within 45 days of the remand issuance. The USACE subsequently issued the 2024 ROD (See Three Year History for current status.) The proposed project cannot proceed unless and until the 2020 ROD and the 2024 ROD are overturned and all necessary permits, including the CWA 404 Permit, are obtained. There is no certainty that these permits will be obtained.

•

Bristol Bay Forever: The Bristol Bay Forever was a public initiative approved by Alaskan voters in November 2014. Based on that initiative, development of the Pebble Project requires legislative approval upon securing all other permits and authorizations. The Project will not be able to proceed if it fails to receive this approval.

Economic Analysis

•

Cost estimates: The cost estimates contained in the 2023 PEA are completed to a preliminary level. Additional analysis and engineering are required to confirm these results. There is a risk that actual costs incurred vary from those estimated herein.

•

Metal prices and realization costs: Metal prices and realization costs are subject to significant fluctuation, particularly over the periods identified for the proposed project and potential expansion scenarios. These fluctuations may have a significant impact on the financial results of future studies and the actual results achieved by an operating mine.

•	The project is subject to taxation at three government levels (local, State, and Federal). These tax regimes may change over time resulting in different results than those identified in the 2023 PEA.

2025 Annual Information Form	Page | 56

Conclusions and Recommendations

The Pebble property hosts a large copper-gold-molybdenum-silver-rhenium deposit. The exploration and drilling programs completed thus far are appropriate to the type of the deposit. The exploration, drilling, and geological modelling work support the interpreted genesis of the mineralization and the domaining employed in the resource estimation.

The drill database for the Pebble deposit is reliable and sufficient to support the mineral resource estimate.

Estimations of mineral resources for the project conform to industry best practices and are reported using the 2014 CIM Definition Standards.

Products from mining this deposit, including rhenium, could support development of power infrastructure, alternative energy supply and other purposes of strategic national significance. The project could have regional economic importance for southwest Alaska and potentially the entire state through the creation of jobs and training opportunities, supply and service contracts for local businesses, and government revenue.

The results of the 2023 PEA indicate the Pebble project could provide a positive economic return on investment. Further, evaluation of scenarios featuring potential expansion of the mine, and inclusion of a gold plant, indicate economic upside through the increase of processing capacity over an extended mine life. Based on the work carried out, this study should be followed by further technical and economic studies, and potentially to further project development.

Subject to receiving the appropriate approvals to advance development of the project, it is recommended to continue developing the project through the prefeasibility study stage.

C. Plans For 2026

The Company will be focused on the legal challenge to the EPA’s Final Determination and the USACE’s 2020 ROD and 2024 ROD. An active corporate presence will also be maintained in Alaska and Washington, D.C. to continue engagement and consultation with government and project stakeholders. Further, the Pebble Partnership has also increased its outreach to familiarize the public with the merits of the Pebble Project. Additional maintenance work is planned at the core storage facility.

Other activities will include corporate reporting, investor relations and discussions directed toward securing a partner with which to advance the overall development of the project.

Additional details for the Company’s plan of operations for 2026 are provided in the Company’s 2025 Annual MD&A.

2025 Annual Information Form	Page | 57

D. Organizational Structure

Structure as at December 31, 2025:

Northern Dynasty Minerals Ltd.

Northern Dynasty Minerals Ltd.
(British Columbia)
(Listed TSX:NDM NYSE American:NAK)
100%
100%
100%
100%
80%
100%
MGL Subco Ltd.
(British Columbia)
Not active
Delta Minerals Inc.
(British Columbia)
Not active
Imperial Gold Corporation
(British Columbia)
Not active
3537137 Canada Inc.
(Canada)
Holding company
Cannon Point Resources Ltd.
(British Columbia)
Not active
20%
Canada
US
Canada
US
US Resources Inc.
(Nevada)
Formerly held claims
Pebble Services Inc.
(Nevada)
Employs PLP employees
Yuma Gold Inc.
(Nevada)
Not active
Northern Dynasty Partnership
(Alaska)
Holding entity
100%
Pebble Mines Corp.
(Delaware)
General partner
99.9%
0.1%
Pebble Limited Partnership
(Alaska)
Exploration and administration of Pebble
100%
Pebble West Claims Corporation
(Alaska)
Title company
Pebble East Claims Corporation
(Alaska)
Title company
Pebble Pipeline Corporation
(Alaska)
Natural gas right of way/permits/licences
Pebble Performance Dividend LLC (Alaska)
Distribute 3% net profits royalty payments
Title to 1,840 Claims in Alaska
(PWCC = 1,089 claims and PECC = 751 claims)

2025 Annual Information Form	Page | 58

E. Property, Plant and Equipment

The Company’s principal property is the Pebble Project, as discussed in A and B, above.

The Company’s other plant and equipment (excluding right-of-use assets) which have a nominal net book value are primarily at the Pebble Project site located in Iliamna.

The Company, through the Pebble Partnership, has leased premises in Anchorage and at the Pebble Project site and as result the Company has lease commitments which have been disclosed in the accompanying audited financial statements.

F. Risk Factors

The securities of Northern Dynasty are highly speculative and subject to a number of risks. A prospective investor or other person reviewing Northern Dynasty for a prospective investor should not consider an investment in Northern Dynasty unless the investor is capable of sustaining an economic loss of their entire investment. The risks associated with Northern Dynasty’s business include:

Northern Dynasty May be Unsuccessful in Obtaining a Positive Record of Decision and Challenging the Final Determination and may ultimately not be able to Obtain the Required Environmental Permits for the Pebble Project.

The USACE’s 2020 ROD issued on November 25, 2020, denied Northern Dynasty’s environmental permit for development of the Pebble Project under the CWA. The 2024 ROD issued in April 2024, denied the permit on the basis that the Pebble Project and portions of the required transportation and pipeline corridor fall within the "defined areas for prohibition" and the "defined area for restriction" in the EPA’s Final Determination. This environmental permit is required for Northern Dynasty to proceed with the development of the Pebble Project. The USACE has stated that it will not issue a permit under the CWA at this time in view of the Final Determination issued by the EPA. An inability to obtain a positive ROD will mean that Northern Dynasty cannot proceed with the development of the Pebble Project as presently envisioned. There is no assurance that Northern Dynasty can successfully reverse the EPA’s Final Determination, as discussed below. Similarly, there is no assurance that Northern Dynasty can successfully challenge the USACE’s permitting decisions in the same litigation seeking to reverse the EPA’s Final Determination. If the Final Determination is successfully challenged, and if the Company is successful in challenging the USACE’s permit denial, there is no assurance that the Remand Process will result in a positive ROD or that the required environmental permit will be obtained. There is no assurance that Northern Dynasty will be able to redesign the Pebble Project in a manner that addresses the "significant degradation" conclusion reached by the USACE or ultimately develop any compensatory mitigation plan that the USACE accepts as appropriately addressing the "significant degradation" determination or that will change the USACE’s position that environmental permitting of the Pebble Project under the CWA is against the public interest. Northern Dynasty’s inability to address these issues may mean that the Company is ultimately not able to secure the environmental permits that are required to develop the Pebble Project. Accordingly, there is no assurance that Northern Dynasty will ever be able to proceed with development of the Pebble Project or that investors will be able to recover their investment in the Company.

As referenced above, the EPA re-initiated the CWA Section 404(c) process and has issued a Final Determination covering the area of the Pebble Project. The Final Determination has established the Defined Area for Prohibition which includes the area covered by the current mine plan footprint in which the EPA prohibits the disposal of dredged or fill material for the Pebble Project and has also established the Defined Area for Restriction. Such Final Determination will negatively affect the ability of the Pebble Partnership to obtain required permitting and develop the Project, unless the Final Determination is withdrawn or reversed in the course of the legal challenges to it. There is no assurance that the legal actions that the Company has commenced to challenge the Final Determination will be successful. Further, it is anticipated that these legal actions will require the Company to incur significant legal expenses over a period of years and there is no assurance that the Company will be able to continue to fund this litigation over this time frame. The inability to successfully challenge the Final Determination may ultimately mean that the Company will be unable to proceed with the development of the Pebble Project as currently envisioned or at all.

2025 Annual Information Form	Page | 59

The issuance of the 2025 Executive Order has, to date, not resulted in any determination of the EPA to withdraw or amend the EPA’s Final Determination or any determination of the EPA to abandon the EPA’s defence of the legal actions that we have commenced to reverse the Final Determination and the USACE’s permitting decisions. Accordingly, there is no assurance the issuance of the 2025 Executive Order will result in a reversal of the EPA’s Final Determination or the 2020 ROD or the 2024 ROD issued by the USACE.

Inability to Ultimately Achieve Mine Permitting and Build a Mine at the Pebble Project.

The Company may ultimately be unable to secure the necessary permits and other legislative approvals under United States Federal and Alaskan State laws, as applicable, to build and operate the Pebble Project. The EPA has undertaken regulatory action through the issuance of the Final Determination to restrict development of the Pebble Project and there is no assurance that the Final Determination will be successfully challenged or withdrawn in future. In addition, there is no assurance that the EPA will not seek to undertake future regulatory action to impede or restrict the Pebble Project even if the Final Determination is successfully challenged. In addition, there are prominent and well-organized opponents of the Pebble Project and the Company may be unable, even if it presents solid scientific and technical evidence of risk mitigation, to overcome such opposition and convince governmental authorities that a mine should be permitted at the Pebble Project. The Company faces not only the permitting and regulatory issues typical of companies seeking to build a mine, but additional public and regulatory scrutiny due to its location and potential size. Accordingly, there is no assurance that the Company will obtain the required permits.

Although the Company received a denial of its CWA 404 permit application from the USACE, the USACE Pacific Ocean Division remanded the permit decision back to the USACE – Alaska District for reconsideration of specific issues. However, the Alaska District, in April 2024, decided that the EPA’s Final Determination prevents the USACE granting permits for discharges in the mining area. There is no assurance that the Company’s attempt to challenge the USACE’s decision in the same Alaska Federal Court in which the Company is challenging the EPA’s Final Determination will be successful. Given the scope of the restrictions under the Final Determination and the USACE’s decisions, the EPA’s Final Determination casts doubt as to whether the Company will ever be able to obtain these permits for the Pebble Project as currently planned or within the timeline envisioned. Should the Company successfully challenge the EPA’s Final Determination or otherwise successfully challenge the USACE’s current position, and the Company successfully reverses the 2020 ROD and the 2024 ROD under a reactivated Remand Process, of which there is no assurance, the Company will still be required to secure the full range of permits and authorizations from multiple federal and state regulatory agencies, which will take several years. After all permits necessary to begin construction are in hand, several years would be required to finance and build a mine and commence operations. During these periods, the Company would likely have no income and so would require additional financing to continue its operations. Unless and until the Company builds a mine at the Pebble Project it will be unable to generate revenues from operations and may not be able to sell or otherwise recover its investment in the Pebble Project, which would have a material adverse effect on the Company and an investment in the Company’s common shares.

The Current Project Plan for the Pebble Project in the 2023 PEA is Not Supported by Any Pre-feasibility or Feasibility Study.

The current project plan that is included in the original and subsequently amended Project Description for the development of the Pebble Project is supported by the 2023 PEA but is not supported by any pre-feasibility or feasibility study. Accordingly, there is a substantial risk that the Company will not be able to proceed with the development of the Pebble Project, that the Pebble Project cannot be economically mined or that shareholders may not be able to recover their investment in the Company. The 2023 PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the 2023 PEA results will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability, and there is no assurance that the Pebble Project mineral resources will ever be upgraded to mineral reserves. The 2023 PEA assumes that the Proposed Project will ultimately be able to obtain the required permits from the USACE and State of Alaska authorities to enable development of the Proposed Project, however there is no assurance that these permits will be obtained. Neither the 2023 PEA, nor the mineral resource estimates on which the 2022 PEA is based, have been adjusted for any risks that (i) the Pebble Partnership may not be able to successfully appeal the record of decision issued by the USACE on November 25, 2020, denying the granting of the required permit under the CWA, or (ii) the Pebble Partnership may not be able to successfully challenge the Final Determination, each of which could adversely impact the ability of the Proposed Project to proceed. In addition, the 2023 PEA does not account for any additional capital or operating costs that may be necessary to obtain the required federal or state permits, should adjustments to the operating or environmental mitigation plans be required to be made to secure the required permits. In addition, recent inflationary pressures may adversely impact estimated capital and operating costs in the 2023 PEA. Further, the net present value calculations in the 2023 PEA are based on assumed discount rates which may not account for future increases in interest rates. For these reasons, there is significant risk that the economics for the Pebble Project indicated in the 2023 PEA, including production forecasts, capital costs, operating costs, revenues from operations, net present values and internal rates of return, will not be achieved should the Pebble Project be developed. The 2023 PEA should be viewed in this context and should not be considered a substitute for a pre-feasibility or feasibility study.

2025 Annual Information Form	Page | 60

The Long-Term Availability of Natural Gas in Southcentral Alaska is Demonstrating Signs of Increasing Uncertainty.

As currently envisioned, the Pebble Project would rely extensively on natural gas sourced locally from the Kenai Peninsula or from Cook Inlet to produce the electricity required to power the project. Recently, concerns have been expressed in Alaska that the available natural gas will soon be depleted, requiring alternate supply or significantly higher prices to justify the expansion of the reserve. While alternate supplies, including new resources within Cook Inlet, gas from Alaska’s North Slope, or imported liquid natural gas are possible, this could require changes to the project design and/or add significant costs.

Although Northern Dynasty Has Settled the "Class Action" Lawsuits against it, there is No Assurance that Northern Dynasty will not Incur Further Litigation Expenses Related to Them or be Subject to New Lawsuits, Including Those from Opt-Out Plaintiffs’ and Related Judgements for Damages against it.

Northern Dynasty was the subject of proposed class action lawsuits against it that asserted liability against Northern Dynasty on behalf of a purported class of shareholders under securities laws in the U.S. and Canada. Currently, in the U.S., the Court has granted the motion for final approval of the settlement and approved the plaintiffs’ motion for the distribution of the settlement funds. All that remains is for the Court to acknowledge there is no issue with one remaining shareholder’s late objection to her de minimis settlement amount not resulting in a payout, after which the plaintiffs will dismiss the case. In Canada, the parties have filed an executed settlement agreement that the Court has approved. The Canadian Court has also approved the requested distribution protocols and additional notice to class members. Simultaneous to these approvals, the Canadian court dismissed the action with prejudice, but retained an ongoing supervisory role over the settlement for the purposes of administration and enforcement. In the event there is a need for either side to return to court for enforcement of the settlement agreement, Northern Dynasty may incur litigation expenses as a result. While the settlement processes were being conducted separately in Canada and the U.S., collectively, the settlements in the aggregate are within insurance policy limits.

In the U.S. securities class action, prior to the final approval of the settlement agreement, there were a few individual shareholders who “opted-out” of the approved class settlement, meaning that those shareholders are excluded from the settlement. Those opt-out shareholders retain the ability to bring their own lawsuits, in their individual capacities, against Northern Dynasty and relevant officers and directors. In that event, while Northern Dynasty would vigorously defend against those claims, there is no assurance that Northern Dynasty will be successful in defending all claims made against it. Should Northern Dynasty be unsuccessful in defending these claims, it may be subject to judgements against it and be required to pay damages to the opt-out plaintiff(s) under these judgements. These damages could result in a material and adverse impairment to Northern Dynasty’s financial condition and capital resources and may further impair its ability to pursue the development of the Pebble Project.

In addition, while the settlement agreements do not require any payments of monies on behalf of any officers and directors, should any opt-out lawsuits be filed against Northern Dynasty’s officers or directors, it may be required to indemnify officers and directors for any losses that they suffer or expenses that they incur. Similarly, there is no assurance that Northern Dynasty’s existing insurance policies will respond and/or be sufficient to cover any amounts that it may be required to pay to any opt-out plaintiffs in any potential forthcoming lawsuits. These damages could result in a material and adverse impairment to Northern Dynasty’s financial condition and capital resources and may further impair its ability to raise additional financing and pursue the development of the Pebble Project.

2025 Annual Information Form	Page | 61

Grand Jury Investigation.

The Company is cooperating with a grand jury investigation involving the United States Attorney’s Office for the District of Alaska, as described below under Item 12. Legal. The Company is not able to provide investors with guidance as to the outcome of the grand jury investigation, or whether the investigation will result in any charges or other claims against the Company, the Pebble Partnership or their associated individuals. The Company has incurred substantial expenses in connection with cooperating with the grand jury investigation, including legal fees and expenses related to the collection, review, and production of documents, among other things and anticipates that it might continue to incur future expenses. Any adverse civil or criminal proceedings could have a material adverse impact on Northern Dynasty’s prospects and ability to advance development of the Pebble Mine project. There has not been any recent activity relating to this matter.

In addition, Northern Dynasty and the Pebble Partnership may face ongoing and further inquiries, demands or allegations concerning future plans for the Pebble Project including from the US Congress’ House Committee on Transportation and Infrastructure. Again, any adverse civil or criminal proceedings relating to the Committee’s investigation could have a material adverse impact on Northern Dynasty’s prospects and ability to advance development of the Pebble Project. In addition, these inquiries or any possible resulting civil or criminal proceedings could erode any existing political support for the Pebble Project which may reduce the likelihood of the Pebble Project obtaining the required environmental permitting.

The Record of Decision and the Final Determination have had and will have an Ongoing Adverse Impact on Northern Dynasty’s Ability to Finance the Pebble Project.

Northern Dynasty believes that the issuances of the 2020 ROD and 2024 ROD have had a material adverse impact on its ability to finance its operations and will continue to adversely impact its financing options for so long as the 2020 ROD and 2024 ROD remain outstanding. In addition, the Final Determination may adversely impact Northern Dynasty’s ability to complete future financings. Challenging and potentially appealing the 2020 ROD and the 2024 ROD and Final Determination in litigation will require substantial financial resources. As Northern Dynasty has limited cash resources, does not generate any revenues, and anticipates no revenues been generated in the foreseeable future, Northern Dynasty will require additional financing to continue its operations and to fully fund the litigation challenging the 2020 ROD and 2024 ROD and the Final Determination. Northern Dynasty does not have any assurance that it will be able to achieve this financing. If Northern Dynasty is unsuccessful in challenging the Final Determination or otherwise obtaining a positive ROD, Northern Dynasty’s financing options may be substantially limited, and it may not be able to generate the necessary financing to enable continued operations without a substantial reduction or restructuring of the Pebble Project. The Company’s inability to secure this additional required financing will negatively impact the ability of the Company to continue with the pursuit of a positive ROD and challenge the Final Determination, which may impact the ability of shareholders to recover their investment in the Company.

Limited Capital Resources, Negative Operating Cash Flow and Financing Requirements.

The Company currently has limited cash and a negative operating cash flow and anticipates that it will continue to have negative operating cash flow for the foreseeable future as it does not generate revenues from mining or any other activities. As a result, operating cash flows will continue to be negative until the Company generates revenue from production at the Pebble Project to offset expenses incurred, of which there is no assurance. Although the Company has the resources to fund its plan of operations for at least the next twelve months, the Company will require substantial additional capital to fund its future exploration and development activities. The Company does not have any arrangements in place for this additional funding and there is no assurance that such funding will be achieved when required. The Company has historically relied on equity financings to finance its operations but there is no assurance that future equity financings will be available to the Company. Also, any additional equity financing may result in substantial dilution to existing shareholders. Any failure to obtain additional financing or failure to achieve profitability and positive operating cash flows will have a material adverse effect on its financial condition and results of operations. Specifically, the Company may be required to reduce or curtail its operations in the future if it is not able to secure additional financing. Further there is no assurance that the Company will enter into additional streaming or royalty agreement or other types of financing arrangements for the Pebble Project.

2025 Annual Information Form	Page | 62

Under the Company’s Convertible Notes issued in December 2023, the Company has provided the Holders with the option to redeem the Convertible Notes at a price equal to 150% of the outstanding principal (currently US$12.9 million), plus interest if the Company completes an “equity financing” during the term of the Convertible Notes. The term “equity financing” will include any issuance of common shares, preferred shares, or any securities convertible into common shares or preferred shares but is defined to exclude (i) normal course equity compensation grants, (ii) issuances under existing convertible securities, (iii) the Company’s December 2023 unit offering, and (iv) equity issuances in connection with mergers, acquisitions and other comparable transactions that are not completed for capital raising purposes. The requirement to redeem the Convertible Notes at a premium may impair our ability to secure additional equity financing during the term of the Convertible Notes. Due to the manner in which we account for the Convertible Notes, as discussed in our 2025 Annual MD&A under “Critical Accounting Matters, future fluctuations in the price of our common shares may result in continued or increased working capital deficits and loss on change in fair value of convertible notes derivative.

Risk of Secure Title or Property Interest

There can be no certainty that title to any property interest acquired by the Company or any of its subsidiaries is without defects. Although the Company has taken reasonable precautions to ensure that legal title to its properties is properly documented, there can be no assurance that its property interests may not be challenged or impugned. Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

The Pebble Partnership’s mineral concessions at Pebble are located on State of Alaska lands specifically designated for mineral exploration and development. Alaska is a stable jurisdiction with a well-developed regulatory and legal framework for resource development and public lands management, a strong commitment to the rule of law and lengthy track record for encouraging investment in the development of its land and natural resources.

The Pebble Project is Subject to Political and Environmental Non-Governmental Opposition

The Pebble Project faces concerted opposition from certain individuals and organizations who are motivated to preclude any possible mining in the Bristol Bay Watershed (the "BBW"). The BBW is an important wildlife and salmon habitat area. Accordingly, one of the greatest risks to the Pebble Project is seen to be political/permitting risk, which may ultimately preclude construction of a mine at the Pebble Project. Opposition may include legal challenges to exploration and development permits, which may delay or halt development. Other tactics may, and have been, employed by opposition groups to delay or frustrate development at Pebble, included political and public advocacy, electoral strategies, media and public outreach campaigns and protest activity. These efforts could materially increase the cost and time for development of the Pebble Project and the related infrastructure, or require changes to development plans, which could adversely impact project economics.

The Pebble Partnership’s Mineral Property Interests Do Not Contain Any Mineral Reserves or Any Known Body of Economic Mineralization.

Although there are known bodies of mineralization on the Pebble Project, and the Pebble Partnership has completed core drilling programs within, and adjacent to, the known deposits to determine measured and indicated resources, there are currently no known reserves or body of commercially viable ore. Accordingly, the Pebble Project must be considered an exploration prospect only. Extensive additional work is required before Northern Dynasty or the Pebble Partnership can ascertain if any mineralization may be economic and hence constitute "ore".

2025 Annual Information Form	Page | 63

Mineral Resources Disclosed by Northern Dynasty or the Pebble Partnership for the Pebble Project are Estimates Only.

Northern Dynasty has disclosed mineral resource estimates in accordance with NI 43-101. These resource estimates are classified as "measured resources", "indicated resources" and "inferred resources". Northern Dynasty advises United States investors that although the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", there is no assurance any mineral resources that Northern Dynasty may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had Northern Dynasty prepared the resource estimates under the standards adopted under the SEC Modernization Rules. Investors are cautioned not to assume that any part or all mineral deposits classified as "measured resources" or "indicated resources" will ever be converted into “mineral reserves. Further, "inferred resources" have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian securities law, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, or any economic study except a Preliminary Economic Assessment as prescribed under NI 43-101.

All amounts of mineral resources are estimates only, and Northern Dynasty cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that the Pebble Project or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized material which is not mineral reserves does not have demonstrated economic viability. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and actual results of mining. There can be no assurance that any future economic or technical assessments undertaken by the Company with respect to the Pebble Project will demonstrate positive economics or feasibility.

The mineral resource estimates contained herein have not been adjusted for any risk that the required environmental permits may not be obtained for the Pebble Project. The risk associated with the ability of the Pebble Project to obtain required environmental permits is a risk to the reasonable prospects for eventual economic extraction of the mineralization and their definition as a mineral resource.

There Is No Assurance That Northern Dynasty Will Be Able To Enter Into An Arrangement With A Partner For The Development Of The Pebble Project.

One of Northern Dynasty’s business objectives is to enter into a joint venture or other partnership arrangement with a third-party partner to fund the advancement of the development of the Pebble Project. There is no assurance that the Company will be able to enter into an arrangement with a partner for the development of the Pebble Project, and the negative impact of the 2020 ROD and 2024 ROD, Final Determination, and the investigations regarding the Pebble Project may negatively impact the Company’s ability to enter into any arrangement. To the extent that the Company does not enter into any agreement to partner the Pebble Project, it will continue to be required to fund all exploration and other related expenses for advancement of the Pebble Project, of which there is no assurance.

Northern Dynasty Has No History of Earnings and No Foreseeable Earnings, and May Never Achieve Profitability or Pay Dividends.

Northern Dynasty has only had losses since inception and there can be no assurance that Northern Dynasty will ever be profitable. Northern Dynasty has paid no dividends on its shares since incorporation. Northern Dynasty presently has no ability to generate earnings from its mineral properties as its mineral properties are in the pre-development stage.

2025 Annual Information Form	Page | 64

Northern Dynasty’s Consolidated Financial Statements Have Been Prepared Assuming Northern Dynasty Will Continue as a Going Concern.

Northern Dynasty’ has prepared its Financial Statements on the basis that Northern Dynasty will continue as a going concern. On December 31, 2025, the Company had $54.7 million in cash and cash equivalents. Northern Dynasty has prioritized the allocation of its financial resources to meet key corporate and Pebble Project expenditure requirements in the near term, including the funding of its legal challenges to the Final Determination, any material expenditures at the Pebble Project and for working capital. Northern Dynasty’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interest are entirely dependent upon the existence of economically recoverable mineral reserves at the Pebble Project, the ability of the Company to finance its operating costs, the completion of the exploration and development of the Pebble Project, the Pebble Partnership obtaining the necessary permits to mine, and on future profitable production at the Pebble Project. Furthermore, failure to continue as a going concern would require that Northern Dynasty's assets and liabilities be restated on a liquidation basis, which would likely differ significantly from carrying values on a going concern basis.

As the Pebble Project is Northern Dynasty’s Only Mineral Property Interest, the Failure to establish that the Pebble Project Possesses Commercially Viable and Legally Mineable Deposits of Ore May Cause a Significant Decline in the Trading Price of Northern Dynasty’s Common Shares and Reduce Its Ability to Obtain New Financing.

The Pebble Project, through the Pebble Partnership, is Northern Dynasty’s only mineral project. Northern Dynasty’s principal business objective is to carry out further exploration and related activities to establish whether the Pebble Project possesses commercially viable deposits of ore. If Northern Dynasty is not successful in its plan of operations, Northern Dynasty may have to seek a new mineral property to explore or acquire an interest in a new mineral property or project. Northern Dynasty anticipates that such an outcome would adversely impact the price of Northern Dynasty’s common shares. Furthermore, Northern Dynasty anticipates that its ability to raise additional financing to fund exploration of a new property or the acquisition of a new property or project would be impaired because of the failure to establish commercial viability of the Pebble Project.

If Prices for Copper, Gold, Molybdenum, Silver and Rhenium Decline, Northern Dynasty May Not Be Able to Raise the Additional Financing Required to Fund Expenditures for the Pebble Project.

The ability of Northern Dynasty to raise financing to fund the Pebble Project, will be significantly affected by changes in the market price of the metals for which it explores. The prices of copper, gold, molybdenum, silver and rhenium are volatile, and are affected by numerous factors beyond Northern Dynasty’s control. The level of interest rates, the rate of inflation, the world supplies of and demands for copper, gold, molybdenum, silver and rhenium and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The prices of copper, gold, molybdenum, silver and rhenium have fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration of copper, gold, molybdenum, silver and rhenium, with the result that Northern Dynasty may not have sufficient financing with which to fund its activities related to the advancement of the Pebble Project.

Information Systems and Cyber Security.

The Company’s operations depend on information technology ("IT") systems. These IT systems include the IT systems of Hunter Dickinson Services Inc. ("HDSI") who provide technical, management and administrative services to the Company under the Services Agreement. These IT systems are used by us to store sensitive data in the ordinary course of our business, including personal information of our employees, as well as proprietary and confidential business information relating to ourselves and in some cases, our service providers, investors and other stakeholders. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures and to address the threat of attacks. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. There is a risk that the Company or HDSI may be subject to cyber-attacks or other information security breaches which could result in material loss to the Company and could severely damage our reputation, compromise our IT systems and result in a loss or escape of sensitive information, a misappropriation of assets or incidents of fraud, disrupt our normal operations, and cause us to incur additional time and expense to remediate and improve our information systems. While we employ security measures in respect of our information and data, we cannot be certain that we will be successful in securing this information and data and there may be instances where we are exposed to malware, cyber-attacks or other unauthorized access or use of our information and data. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature and sophistication of these cyber-attacks and potential security breaches. In addition, the Company is dependent on the efforts of HDSI to mitigate its IT systems from cyber-attacks and other information breaches. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority but may not ultimately defeat all potential attacks. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

2025 Annual Information Form	Page | 65

The Russian-Ukrainian and the Middle East Conflicts – Potential Effects Which Could Detrimentally Affect the Global Economy, Peace and Stability in Europe and the Middle East, Respectively, and Beyond, and Our Business and Share Price.

Russian military forces invaded Ukraine in February 2022. In response, Ukrainian military personnel and civilians are actively resisting the invasion. Many countries throughout the world have provided aid to the Ukraine in the form of financial aid and in some cases military equipment and weapons to assist in their resistance to the Russian invasion. The North Atlantic Treaty Organization ("NATO") has also mobilized forces to NATO member countries that are close to the conflict as deterrence to further Russian aggression in the region. The outcome of the conflict is uncertain and is likely to have wide-ranging consequences on the peace and stability of the region and the world economy. In addition, certain countries including Canada and the United States, have imposed strict financial and trade sanctions against Russia, which sanctions may have far reaching effects on the global economy. The long-term impacts of the conflict and the sanctions imposed on Russia remain uncertain and could have an adverse impact on the Company’s business and results of operations and may have wide-ranging consequences on the peace and stability of the region and the world economy.

The Israel-Hamas conflict began on October 7, 2023 and escalated. Although currently a ceasefire agreement has been signed, it is not certain the conflict is fully resolved. On February 28, 2026, the U.S. and Israel launched a coordinated joint attack on many sites in Iran. As of the date of this AIF the scope and duration of this conflict, as well as any impacts on the Company’s business and results of operations are unknown.

The conflicts could affect the economies and securities markets of countries in ways that cannot necessarily be foreseen at the present time. These events could also exacerbate other pre-existing political, social and economic risks. Such events could also cause substantial market volatility, exchange trading suspensions and closures and affect the Company’s performance, the price of its securities and its ability to successfully raise capital at reasonable rates or at all. As a result, the market price of Northern Dynasty’s common shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed.

Although we do not have employees, suppliers or business activities in Ukraine or Russia, or in the Middle East at this time, the conflicts may have a detrimental impact on our business and operations at some point in the future if the conflicts spread, escalates or affects Europe and the Middle East, respectively, or the world more broadly.

Mining is Inherently Dangerous and subject to Conditions or Events beyond the Company’s control, which could have a Material Adverse Effect on the Company’s Business.

Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, inclement weather, seismic activity, cave-ins and mechanical equipment failure are inherent risks in the Company’s exploration, development and mining operations. These and other hazards may cause injuries or death to employees, contractors or other persons at the Company’s mineral properties, severe damage to and destruction of the Company’s property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and may result in the suspension of the Company’s exploration and development activities and any future production activities. Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents.

2025 Annual Information Form	Page | 66

Northern Dynasty Competes with Larger, Better Capitalized Competitors in the Mining Industry.

The mining industry is competitive in all its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential, and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Northern Dynasty. Northern Dynasty faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than Northern Dynasty possesses. As a result of this competition, Northern Dynasty may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Northern Dynasty considers acceptable or at all.

Compliance with Environmental Requirements will take Considerable Resources and Changes to these Requirements Could Significantly Increase the Costs of Developing the Pebble Project and Could Delay these Activities.

The Pebble Partnership and Northern Dynasty must comply with stringent environmental legislation in carrying out work on the Pebble Project. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to the Pebble Partnership of carrying out its exploration and, if warranted, development of the Pebble Project. Further, compliance with new or additional environmental legislation may result in delays to the exploration and, if warranted, development activities.

Changes in Government Regulations or the Application Thereof and the Presence of Unknown Environmental Hazards on Northern Dynasty’s Mineral Properties May Result in Significant Unanticipated Compliance and Reclamation Costs.

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect Northern Dynasty. Northern Dynasty and the Pebble Partnership may not be able to obtain all necessary licenses and permits that may be required to carry out exploration at the Pebble Project. Obtaining the necessary governmental permits is a complex, time-consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within the Company’s control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that the Company previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company would not proceed with the development or operation of the Pebble Project.

Litigation

The Company is, and may in future be subject to legal proceedings, including regarding actions discussed in Item 12 Legal in the pursuit of its Pebble Project. Given the uncertain nature of these actions, the Company cannot reasonably predict the outcome thereof. If the Company is unable to resolve these matters favorably, it will likely have a material adverse effect on the Company.

2025 Annual Information Form	Page | 67

Northern Dynasty is Subject to Many Risks that Are Not Insurable and, as a Result, Northern Dynasty Will Not Be Able to Recover Losses Through Insurance Should Certain Events Occur.

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Northern Dynasty may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could increase Northern Dynasty’s operating expenses which could, in turn, have a material adverse effect on Northern Dynasty’s financial position and its results of operations. Although Northern Dynasty and the Pebble Partnership maintain liability insurance in an amount which they consider adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Northern Dynasty and the Pebble Partnership might elect not to insure themselves against such liabilities due to high premium costs or other reasons, in which event Northern Dynasty could incur significant liabilities and costs that could materially increase Northern Dynasty’s operating expenses.

If Northern Dynasty Loses the Services of Key Personnel that It Engages to Undertake Its Activities, then Northern Dynasty’s Plan of Operations May Be Delayed or Be More Expensive to Undertake than Anticipated.

Northern Dynasty’s success depends to a significant extent on the performance and continued service of certain contractors, including HDSI. The Company has access to the full resources of HDSI, an experienced exploration and development firm with in-house geologists, engineers, and environmental specialists, to assist in its technical review of the Pebble Project. There can be no assurance that the services of all necessary key personnel will be available when required or, if obtained, that the costs involved will not exceed those previously estimated. It is possible that the costs and delays associated with the loss of services of key personnel could become such that the Company would not proceed with the development or operation of a mine at the Pebble Project.

The Volatility of Northern Dynasty’s Common Shares Can Expose Northern Dynasty to the Risk of Litigation.

Northern Dynasty’s common shares are listed on the TSX and NYSE American. Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, currency fluctuations and market perceptions of the attractiveness of particular industries. The price of Northern Dynasty’s common shares is also likely to be significantly affected by short-term changes in copper, gold, molybdenum, silver and rhenium prices or in Northern Dynasty’s financial condition or results of operations as reflected in quarterly earnings reports.

As a result of any of these factors, the market price of Northern Dynasty’s common shares at any given point in time may not accurately reflect their long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Northern Dynasty is, and may in the future be, the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Northern Dynasty Will Require Additional Funding to Meet the Development Objectives of the Pebble Project.

Northern Dynasty will need to raise additional financing (through share issuances, debt or asset level partnering) to achieve permitting and development of the Pebble Project. In addition, a positive production decision at the Pebble Project would require significant capital for project engineering and construction. Accordingly, the continuing permitting and development of the Pebble Project will depend upon Northern Dynasty’s ability to obtain financing through debt financing, equity financing, entering into a joint venture of the project, or other means. There can be no assurance that Northern Dynasty will be successful in obtaining the required financing, or that it will be able to raise the funds on terms that do not result in high levels of dilution to shareholders. If we are unable to raise the necessary capital resources, we may at some point have to reduce or curtail our operations, which would have a material adverse effect on our ability to pursue the permitting and development of the Pebble Project.

2025 Annual Information Form	Page | 68

While we may attempt to reduce the amount of additional financing required by entering into a potential joint venture or other partnership arrangement for advancement of the Pebble Project, there is no assurance that we may be able to conclude any such agreements. In addition, any joint venture or other form of partnership arrangement for the Pebble Project is anticipated to result in a dilution in our ownership interest in the Pebble Project.

There is also no assurance that we will be successful in securing any long-term project financing utilizing conventional asset level financing, debt, royalty and alternative financing options, such as stream financing. Any project debt financing that we may obtain in the future will require future repayments of principal and interest from cash flows generated by the Pebble Project. Likewise, any potential sale of royalty interests in minerals produced from the Pebble Project would require future payments of royalties from cash flows generated by the Pebble Project. If we enter into any streaming arrangements for the Pebble Project, it is anticipated that we would be required to sell minerals produced from the Pebble Project at preferential rates as consideration for up-front funding provided by the party providing the stream financing. As a result, any of these financing options are anticipated to impact on the cash flows from the Pebble Project that would be available to the Company should the Pebble Project proceed to development. Our board of directors has not made any determination as to whether to proceed with any of the above forms of financing and there is no assurance that these financing options will be available to advance development of the Pebble Project.

Item 6. Dividends

The Company has not paid any dividends on any of its common shares (see below) since incorporation and does not presently have any intention of paying dividends.

Item 7. Description of Capital Structure

Northern Dynasty’s authorized share capital consists of unlimited no par value common shares only ("shares"), of which 558,461,162 shares were issued and outstanding as fully paid and non-assessable as of December 31, 2025. The audited consolidated annual financial statements describe share issuances effected by Northern Dynasty and the weighted average issue price for shares since January 1, 2024.

There have been no changes in the classification of shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All shares of Northern Dynasty rank pari passu (i.e. equally) for voting and the payment of any dividends and distributions in the event of a windup.

There are no constraints imposed on the ownership of securities of Northern Dynasty.

Northern Dynasty’s securities have not received any ratings from any rating organization.

Northern Dynasty has entered into registration rights agreements with certain U.S. shareholders as part of past financing activities. See the Company’s U.S. public filings at www.sec.gov.

Item 8. Market for Securities

Trading Markets

Northern Dynasty's shares have been listed in Canada on the TSX since October 2007, under the symbol NDM and have traded in the U.S. on NYSE American (formerly NYSE MKT), since November 2004, under the symbol NAK.

The following tables set forth, for the periods indicated, the share price history on the TSX and the NYSE American. Share trading information is available through free internet search services (see below).

2025 Annual Information Form	Page | 69

	TSX Trading under the symbol NDM			NYSE American Trading under the symbol NAK
Fiscal Year Ended December 31,	High ($)	Low ($)	Average daily trading volume	High (US$)	Low (US$)	Average daily trading volume
2025	4.19	0.79	1,239,378	2.98	0.55	10,192,386
2024	0.85	0.31	119,569	0.58	0.23	1,720,805
2023	0.58	0.28	86,153	0.43	0.21	1,267,051
2022	0.65	0.28	130,379	0.51	0.21	2,585,331
2021	1.45	0.41	674,605	1.15	0.32	15,662,088
2020	3.28	0.39	1,455,055	2.49	0.31	10,183,409

	TSX Trading under the symbol NDM			NYSE American Trading under the symbol NAK
Fiscal Quarter	High ($)	Low ($)	Average daily trading volume	High (US$)	Low (US$)	Average daily trading volume
Q4 2025	4.19	1.59	1,555,509	2.98	0.55	10,192,386
Q3 2025	3.27	1.00	1,717,305	2.40	0.73	12,744,785
Q2 2025	2.16	1.12	1,132,236	1.59	0.79	7,338,988
Q1 2025	1.84	0.79	541,384	1.29	0.55	6,080,571
Q4 2024	0.85	0.42	213,353	0.58	0.30	2,557,480
Q3 2024	0.58	0.42	86,419	0.42	0.29	1,168,885
Q2 2024	0.53	0.37	57,797	0.37	0.27	1,036,394
Q1 2024	0.56	0.31	121,723	0.42	0.23	2,128,897

	TSX Trading under the symbol NDM			NYSE American Trading under the symbol NAK
Last twelve months	High ($)	Low ($)	Average daily trading volume	High (US$)	Low (US$)	Average daily trading volume
February 2026	3.18	1.52	2,596,894	2.34	1.10	13,321,846
January 2026	3.65	2.59	1,619,998	2.66	1.88	12,480,130
December 2025	3.36	2.49	925,799	2.44	1.78	6,501,821
November 2025	2.86	2.00	878,300	2.04	1.43	7,601,446
October 2025	4.19	1.59	2,772,239	2.98	1.13	27,178,748
September 2025	1.75	1.10	909,547	1.27	0.79	6,161,294
August 2025	1.30	1.04	794,401	0.95	0.75	5,028,300
July 2025	3.27	1.00	3,327,351	2.40	0.73	26,394,763
June 2025	2.16	1.47	1,082,825	1.59	1.07	10,570,710
May 2025	1.59	1.25	518,771	1.16	0.89	3,832,038
April 2025	1.70	1.12	1,795,113	1.22	0.79	7,768,109
March 2025	1.84	0.84	962,688	1.29	0.59	9,232,487

Source for share price information:

•	For TSX, refer to www.tmxmoney.com, enter NDM; and

•	For NYSE American, enter NAK in one of the following sites https://www.nyse.com/listings_directory/stock, https://ca.finance.yahoo.com and www.tmxmoney.com.

2025 Annual Information Form	Page | 70

Item 9. Escrowed Securities

There are currently no shares of Northern Dynasty held in escrow.

Item 10. Directors and Officers

The names and municipalities of residence of the directors and officers of the Company, their principal occupations during the past five years, and the period of time they have served as directors or officers of Northern Dynasty are presented in the table below. Except where indicated, each director and senior officer of Northern Dynasty has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years. Where shown, the reference to "CEO" refers to "Chief Executive Officer" and "CFO" to "Chief Financial Officer".

Name	Position	Director or Officer Since
Desmond M. Balakrishnan Vancouver, BC, Canada	Director	December 2015
Robert A. Dickinson Lions Bay, BC, Canada	Chairman of the Board and Director	June 1994
Siri C. Genik [3,4,5] Toronto, ON, Canada	Director	February 2023
Josie L. Hickel [3,5] Anchorage, AK, United States	Director	December 2024
Wayne Kirk [2,4] Orcas, WA, United States	Director	March 2021
Stephen Meyer [2] Philadelphia, PA, United States	Director	January 2026
Kenneth W. Pickering [2,3,4,5] Chemainus, BC, Canada	Director	August 2013
Isabel Satra [5] Tampa, FL, United States	Director	March 2023
Ronald W. Thiessen West Vancouver, BC, Canada	President, CEO and Director	November 1995
Mark Peters North Vancouver, BC, Canada	CFO	April 2019
Trevor Thomas Vancouver, BC, Canada	Secretary and General Counsel	February 2008
Bruce Jenkins Vancouver, BC, Canada	Executive Vice President, Environment and Sustainability	June 2004
Stephen Hodgson Vancouver, BC, Canada	Vice President Engineering	March 2005
Adam Chodos Vancouver, BC, Canada	Executive Vice President, Corporate Development	August 2020
Mike Westerlund North Vancouver, BC, Canada	Executive Vice President, Investor Relations	September 2020

2025 Annual Information Form	Page | 71

Notes to table:

(1)

To the best of the Company's knowledge, none of such persons has any family relationship with any other and none were elected as a director or appointed as an officer because of an arrangement or understanding with a major shareholder, customer, supplier, or any other party.

(2)	Member of the Audit and Risk Committee. Mr. Meyer serves as Chair. The former Chair, Christian Milau, resigned as a director on September 2, 2025.
(3)	Member of the Compensation Committee. Mr. Pickering serves as Chair.
(4)	Member of the Nominating and Governance Committee. Mr. Kirk serves as Chair.
(5)	Member of the Sustainability Committee. Ms Genik serves as Chair.

As of March 27, 2026, directors and officers of Northern Dynasty noted above, and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 9,847,080 common shares (1.76%), or 17,394,143 common shares (3.06%) on a diluted basis.

Biographical information

The following is the biographical information on each of the persons listed above:

Desmond M. Balakrishnan BA., LLB. – Director

Mr. Balakrishnan is a lawyer practicing in the areas of Corporate Finance and Securities, Mergers and Acquisitions, Lending, Private Equity and Gaming and Entertainment for McMillan LLP, where he has been a partner since 2004. McMillan serves as the Company’s Canadian attorneys. He has been lead counsel on over $3 billion in financing transactions and in mergers and acquisitions aggregating in excess of $6 billion. He also serves as a director and/or officer of several resource, finance and gaming firms. He holds CLA and BA from Simon Fraser University and a Bachelor of Laws (with Distinction) from the University of Alberta.

Mr. Balakrishnan is, or has been within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	December 2015	Present
Contagious Gaming Inc.	TSX-V	Director	August 2014	Present
GrowMax Resources Corp.	TSX-V	Director	May 2020	Present
Karam Minerals Inc.	CSE	Director	November 2018	March 2024
Ynvisible Interactive Inc. (formerly Network Exploration Ltd.)	TSX-V	Secretary	May 2008	Present
Axcap Ventures Inc. (formerly Netcoins Holdings Inc.)	CSE	Director	August 2018	Present
Solution Financial Inc.	TSX-V (NEX)	Director	December 2010	Present
Strategem Capital Corp.	TSE-V	Director	October 2020	Present
Basin Uranium Corp. (formerly Blackshield Metals Corp.	CSE	Director	January 2020	September 2025
Cognetivity Neurosciences Ltd.	CSE	Director	October 2021	Present
Coloured Ties Capital Inc. (formerly GrowMax Resources Corp.)	TSX-V	Director	April 2020	Present
Dominus Acquisitions Corp.	TSX-V	Director	December 2020	Present
Eat Well Investment Group Inc.	CSE	Director	October 2021	Present
Planet Ventures Inc.	TSX-V	Director	July 2015	Present

2025 Annual Information Form	Page | 72

Robert A. Dickinson, B.Sc., M.Sc. – Chairman of the Board and Director

Mr. Dickinson is a mining executive who has been actively involved in mineral exploration and mine development for over 47 years. He was inducted into the Canadian Mining Hall of Fame in 2012. He is Chairman of HDI and HDSI as well as a director and member of the management team of a number of the public companies associated with Hunter Dickinson Inc. ("HDI"). He is also President and Director of United Mineral Services Ltd., a private resources company. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance).

Mr. Dickinson is, or has been within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	June 1994	Present
		Chairman	April 2004	Present
Amarc Resources Ltd.	TSX-V, OTCBB	Director	April 1993	Present
		Chairman	April 2004	Present
Northcliff Resources Ltd.	TSX	Director	June 2011	May 2023
Quartz Mountain Resources Ltd.	TSX-V	Director	December 2011	Present
		Chairman	May 2022	Present
Taseko Mines Limited	TSX, NYSE American	Director	January 1991	Present

Siri C. Genik - Director

Ms. Genik is a senior executive in the Natural Resources and Infrastructure industries. She is a subject-matter expert in Sustainability and ESG, Stakeholder Engagement and Governance, as well as Strategic Communications and Supply Chain. Siri is the Principal and Founder of BRIDGE©, a firm providing sustainability strategies to Boards and Leadership. She has over 25 years of experience working on major capital projects through the world. Her background with the mining industry includes serving as Head of Project Services for BHP Canada as well as Glencore (Xstrata) working on projects in Australia, Malaysia and New Caledonia. Siri is a lawyer and is fluent in English, French and Spanish.

Ms. Genik is, or has been within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	February 2023	Present
Exploits Discovery Corp.	CSE	Director	June 2021	Present
Radisson Mining Resources Inc.	TSX-V	Director	June 2022	July 2024
Scandium Canada Ltd.	TSX-V	Director	March 2018	March 2022

Josie L. Hickel - Director

Josie Hickel has over 26 years of experience as an executive of commercial enterprises, community organizations and non-profit organizations. She most recently served as President of the Chugach Alaska Corporation, a regional Alaska Native corporation. She also brings considerable experience with the Pebble Project, having been Senior Vice President, HR and Administration of the Pebble Limited Partnership from 2008-2014. Currently, Ms. Hickel is the owner, CEO and President of Sustainable Alaska Consulting Services - an Alaska Native woman-owned small business, providing consulting services related to development opportunities that benefit small communities and Alaska Native people.

2025 Annual Information Form	Page | 73

Ms. Hickel is, or has been within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	December 2024	Present

Wayne Kirk, LL.B – Director

Mr. Kirk has over 36 years of experience as a corporate attorney, including nine years’ experience as Vice President, General Counsel and Corporate Secretary of Homestake Mining Company, and over 20 years of experience as a director of publicly held companies. Mr. Kirk holds a B.A. in Economics (Distinction) from the University of California (Berkeley) and an LL.B (magna cum laude) degree from Harvard University and has been a member of the California Bar since 1969. Mr. Kirk was also a director of the Company from July 2004 to February 2016.

Mr. Kirk is, or has been within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	March 2021	Present
Nickel Creek Platinum Corp.	TSX	Director	March 2016	Present

Stephen Meyer, Certified Public Accountant – Director

Mr. Meyer is President and CEO of a private equity real estate firm that manages investment offerings which primarily invest in distressed assets and mortgages as well as residential and commercial real estate opportunities throughout the United States. He has over 30 years’ experience in investment management and is a member of the board of directors of Quicken Inc., a financial technology firm specializing in personal finance software. Mr. Meyer’s appointment followed a process undertaken by the Board of Directors in conjunction with the Nominating and Corporate Governance Committee to replace Mr. Christian Milau who had resigned from the Board of Directors and as Chair of the Audit and Risk Committee in September 2025.

Mr. Meyer is, or has been within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	January 2026	Present

Kenneth W. Pickering., P.Eng. – Director

Mr. Pickering is a Professional Engineer and mining executive with 41 years of experience in a variety of capacities in the natural resources industry. He has led the development, construction and operation of world-class mining projects in Canada, Chile, Australia, Peru and the United States, focusing on operations, executive responsibilities and country accountabilities.

Mr. Pickering is, or has been within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	August 2013	Present
Endeavour Silver Corp.	TSX, NYSE	Director	August 2012	Present
Taseko Mines Limited	TSX, NYSE American	Director	July 2018	Present
Teck Resources	TSX, NYSE	Director	March 2015	September 2022

Isabel Satra, BSc. MBA – Director

Isabel Satra is an analyst covering the utilities sector and co-Portfolio Manager of the Kopernik Global Long Term Opportunities strategy. She is currently a principal at Kopernik Global Investors and serves as the firm’s CFO. Isabel has been in the investment industry since 2004. Earlier in her career, she held positions at Vinik Asset Management, Tradewinds Global Investors, NWQ Investment Management, Ceramic Solutions, and Rocketdyne. Isabel has a Bachelor of Science in engineering from Rutgers University and an MBA from the University of California, Irvine.

2025 Annual Information Form	Page | 74

Ms. Satra is, or has been within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	June 2023	Present

Ronald W. Thiessen, FCPA, FCA – Director, President and Chief Executive Officer

Mr. Thiessen is a Chartered Professional Accountant (CPA, CA) with professional experience in finance, taxation, mergers, acquisitions, and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of HDI and HDSI, a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities.

Mr. Thiessen is, or has been within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	November 1995	Present
		President and CEO	November 2001	Present
Taseko Mines Limited	TSX, NYSE American	Director	October 1993	Present
		Chairman	May 2006	Present

Mark Peters, CPA, CA – Chief Financial Officer

Mr. Peters is a Chartered Professional Accountant (CPA, CA) who has more than 20 years of experience in the areas of financial reporting and taxation, working primarily with Canadian and US public corporations. He is an experienced CFO, having served as CFO for HDSI since 2016 and for a TSX Venture-listed company from 2012 until 2020. Prior to that, Mr. Peters led the tax department for the HDI group of companies. Before joining HDI in 2007, Mr. Peters worked for PricewaterhouseCoopers LLP in the both the audit and tax groups.

Mr. Peters is, or has been within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	CFO	April 2019	Present
Canada Rare Earth Corp.	TSX-V	Director	March 2017	Present

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Trevor Thomas, LLB – Secretary

Trevor Thomas has practiced in the areas of corporate commercial, corporate finance, securities and mining law since 1995, both in private practice environment as well as in house positions and is currently general counsel for HDI. Prior to joining HDI, he served as in-house legal counsel with Placer Dome Inc.

Mr. Thomas is, or has been within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Secretary	February 2008	Present
		General Counsel	April 2021	Present
Amarc Resources Ltd.	TSX-V, OTQBB	Secretary	February 2008	Present
Electric Royalties	TSX-V	Secretary	June 2020	November 2022
Mineral Mountain Resources Ltd.	TSX-V	Director	September 2016	Present
Northcliff Resources Ltd.	TSX	Secretary	June 2011	Present
Quadro Resources Ltd.	TSX-V	Secretary	June 2017	Present
Quartz Mountain Resources Ltd.	TSX-V	Secretary	June 2013	Present
		Chairman	February 2019	May 2022
		CEO and Director	February 2019	Present
Rathdowney Resources Ltd.	TSX-V	Secretary	March 2011	Present
RE Royalties Ltd.	TSX-V	Secretary	November 2018	October 2022
Taseko Mines Limited	TSX, NYSE American	Secretary	July 2008	Present
		General Counsel	June 2022	Present

Adam Chodos – Executive Vice President, Corporate Development

Mr. Chodos is a senior executive with over 23 years of experience in Corporate Development and Investment Banking advisory. Mr. Chodos was most recently a Director of Corporate Development for Teck Resources and, before that, was a Group Executive with Newmont’s Corporate Development team. Before joining Newmont, Mr. Chodos spent nine years as an Investment Banker with J.P. Morgan Securities Inc., in New York, specializing in the Natural Resources sector. He had a significant role in over US$28 billion of mergers, acquisitions, divestitures, and capital markets transactions. Mr. Chodos has a Bachelor of Commerce degree from McGill University. He is also Executive Vice President, Corporate Development for HDSI.

Bruce Jenkins – Executive Vice President, Environment and Sustainability

Mr. Jenkins is an environmental and government relations executive with more than 40 years of experience in project and corporate management. He supports the Pebble Partnership and helps guide environmental studies, mitigation planning and permitting activities. Mr. Jenkins is also Executive Vice President of Environment and Sustainability for HDI.

Stephen Hodgson, P.Eng. – Vice President, Engineering

Mr. Hodgson is a professional engineer with over 40 years of experience in consulting, project management, feasibility-level design and implementation, and mine operations at some of the largest mineral development projects in the world. He brings a unique perspective to the Pebble team with his experience at northern and Arctic mines. He has led the Northern Dynasty engineering team since 2005. He was also Senior Vice President of Engineering and Project Director, Engineering, for the Pebble Limited Partnership until February 28, 2021.

Mike Westerlund – Executive Vice President, Investor Relations

Mr. Westerlund is a seasoned investor relations executive with 20 years' experience in the North American metals and mining industry. Most recently, Mr. Westerlund was Vice President, Investor Relations with Hecla Mining Company, a US$3 billion NYSE-listed precious metals company with five operating mines in Canada, the United States and Mexico, where he directed the investor relations department for eight years. Previously, Mr. Westerlund worked with a series of mineral exploration and mining firms with development stage and operating assets throughout North America.

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Committees of the Board of Directors

The following committees have been established by the members of Northern Dynasty’s board of directors:

Committee	Membership
Audit and Risk Committee	Stephen Meyer (Chair)
Wayne Kirk
Kenneth Pickering
Compensation Committee	Kenneth Pickering (Chair)
Siri Genik
Josie Hickel
Nominating and Governance Committee	Wayne Kirk (Chair)
Siri Genik
Kenneth Pickering
Sustainability Committee	Siri Genik (Chair)
Josie Hickel
Kenneth Pickering
Isabel Satra

The mandate of each of these committees is more particularly described in Northern Dynasty’s Corporate Governance Policies and Procedures Manual available on the Company’s website at: www.northerndynastyminerals.com.

Bankruptcies, Cease Trade Orders, Penalties or Sanctions

No director or officer of Northern Dynasty is, as of the date of this Annual Information Form, or has been within the ten years before the date of this Annual Information Form, a director or officer of any company that while that person was acting in that capacity, was the subject of a bankruptcy, cease trade order, penalties or sanctions, during the time the individual was a director or within a one year period thereafter, or was a director or officer of a company during the time in which an event occurred which led to a bankruptcy, cease trade order, penalties or sanctions subsequent to the individual ceasing to act as a director or officer. This information has been provided by each director or officer, as the Company is unable to verify these statements independently.

Potential Conflicts of Interest

The directors of Northern Dynasty also serve as directors of other similar companies involved in natural resource development. It may occur from time to time that, as a consequence of a particular director’s activity in the mining and mineral industry and serving on such other boards, a director may become aware of potential resource property opportunities which are of interest to more than one of the companies on whose boards that person serves. Furthermore, it is possible that the directors of Northern Dynasty and the directors of one or more such other companies (many of which are described herein) may also agree to allow joint participation on Northern Dynasty’s properties or the properties of that other company. Accordingly, situations may arise in the ordinary course which involve a director in an actual or potential conflict of interest as well as issues in connection with the general obligation of a director to make corporate opportunities available to Northern Dynasty and other companies on whose board the director serves. In all such events, any director is required to disclose a financial interest in a contract or transaction by virtue of office, employment or security holdings or other such interest in another company or in a property interest under consideration by the Board, and is obliged to abstain from voting as a director of Northern Dynasty in respect of any transaction involving that other company or in respect of any property in which an interest is held by said director. The directors will use their best business judgment to help avoid situations where conflicts or corporate opportunity issues might arise, and they must at all times fulfil their duties to act honestly and in the best interests of Northern Dynasty as required by law.

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Item 11. Promoters

Not applicable.

Item 12. Legal

On September 23, 2020, the Company announced that Tom Collier, the former Chief Executive Officer of the Pebble Partnership, had submitted his resignation in light of comments made about elected and regulatory officials in Alaska and the Pebble Project in private conversations covertly videotaped by an environmental activist group. Conversations with Mr. Collier, as well as others with Ron Thiessen, Northern Dynasty’s President and Chief Executive Officer, were secretly videotaped or audiotaped by unknown individuals posing as representatives of a Hong Kong-based investment firm, which represented that it was linked to a Chinese State-Owned Enterprise (SOE). The Company understands that a Washington DC-based environmental group, the Environmental Investigation Agency, released portions of the recordings online after obscuring the voices and identities of the individuals posing as investors.

Following the release of the recordings, the USACE issued a statement that, following a review of the transcripts of the recordings, they had "identified inaccuracies and falsehoods relating to the permit process and the relationship between our regulatory leadership and the applicant’s executives".

Committee on Transportation and Infrastructure of the United States House of Representatives

On November 19, 2020, the Pebble Partnership received a letter from the Committee on Transportation and Infrastructure of the United States House of Representatives, stating that the comments made by Mr. Collier and Mr. Thiessen regarding the expansion, capacity, size and duration of the potential Pebble mine were believed to be inconsistent with the testimony of Mr. Collier before the Committee and demanding production of documents apparently related to the comments. The Company produced documents in response to those requests. The Company also responded to the Committee by letter denying and refuting that there was any inconsistency as raised in the Committee’s November 19, 2020 correspondence.

On October 22, 2022, the Committee’s then-Majority Staff released a report concerning the Pebble Project, alleging false testimony to the Committee and indicating that a referral has been made to the U.S. Attorney General’s Office. The Staff Report was issued without providing the Company any opportunity to respond to the allegations contained in the Staff Report prior to its release. Nor did the Committee publicly request or conduct any interviews of Northern Dynasty or Pebble employees after its November 19, 2020, correspondence. The Pebble Partnership, in a press release, responded "[w]e want to be absolutely clear, however, that to the extent the report contains any suggestion that we tried to mislead regulators in any way, it is categorically wrong and misinformed of the realities of the Pebble permitting process." The Company also stated "[w]e look forward to laying out the essential context missing from the report." Pebble Partnership CEO, John Shively, further responded to the Staff Report in a letter dated December 22, 2022, stating that the Staff Report was "issued in violation of Committee rules and without any meaningful consideration of the objective facts." No formal response to the letter has been received from the Committee.

Grand Jury Subpoena

On February 5, 2021, the Company announced that the Pebble Partnership and Tom Collier, had each been served with a subpoena issued by the United States Attorney’s Office for the District of Alaska to produce documents in connection with a grand jury investigation. The Company and the Pebble Partnership are cooperating with the grand jury investigation. The Company is not aware of any criminal charges having been filed against any entity or individual in this matter. There has not been any recent activity relating to this matter.

The Company also self-reported this matter to the SEC and responded to a related inquiry being conducted by the enforcement staff of the SEC’s San Francisco Regional Office. On August 3, 2023, the SEC notified the Company that the SEC had terminated its investigation, which did not result in an enforcement action.

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Indemnification Obligations

The Company is subject to certain indemnification obligations to both present and former officers and directors, including Mr. Collier, in respect to the legal proceedings described above. These indemnification obligations will be subject to limitations prescribed by law and the articles of the Company and may also be subject to contractual limitations.

Risk Factors

The outcomes of the legal proceedings described above cannot be predicted and resolution of these legal proceedings may involve additional significant expense to the Company. In addition, adverse outcomes in these legal proceedings may have a material adverse effect on the Company’s business, future prospects and financial condition. Investors should refer to the risk factors identified above under Item 5 – Description of Business – Risk Factors, starting on page 59, for a discussion of risks relating to the legal proceedings described above.

Regulatory Actions

There have been no:

(a)	penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the most recently completed financial year, or

(b)	other material penalties or sanctions imposed by a court or regulatory body against the Company, or

(c)	settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority during the most recently completed financial year.

Item 13. Interest of Management and Others in Material Transactions

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transactions of the Company other than as set out herein.

Certain directors of a private company, HDSI, a wholly owned subsidiary of HDI (see Item 10) are also directors of the Company. Pursuant to a management services agreement with HDSI, HDSI provides geological, engineering, environmental, corporate development, financial, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries at annually set rates. During the year ended December 31, 2025, the Company paid HDSI approximately $3.60 million (2024 – $3.41 million) for services rendered by HDSI and reimbursed HDSI approximately $0.91 million (2024 – $0.85 million) for third party costs incurred on the Company’s behalf. Certain members of the Company’s senior management including the Company’s CEO and CFO are employed by HDSI rather than by Northern Dynasty directly.

Isabel Satra, a director of the Company, is a principal of Kopernik who has participated in material financing initiatives undertaken by the Company, including the convertible note offering disclosed previously herein on behalf of funds managed thereby.

Item 14. Transfer Agent and Registrar

The Company's registrar and transfer agent is Computershare Trust Company of Canada, located in Vancouver, BC.

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Item 15. Material Contracts

Northern Dynasty's only material contract as of March 27, 2026 is:

•	Corporate Services Agreement between Northern Dynasty and Hunter Dickinson Services Inc. dated July 2, 2010.

Other agreements are in the normal course of business.

Item 16. Interests of Experts

Robin Kalanchey, P.Eng., Scott Weston, P.Geo., Graeme Roper, P.Geo., Greg Z. Mosher, P.Geo., Hassan Ghaffari, P.Eng., Sabry Abdel Hafez, PhD, P.Eng., Les Galbraith, P.Eng., P.E., Stuart J. Parks, P.E., James Wescott Bott, P.E., and Steven R. Rowland, P.E., are persons:

•	who are named in the current technical report described in a filing, or referred to in a filing by the Company made under National Instrument 51-102, Continuous Disclosure Obligations, during, or relating to, the Company’s most recently completed financial year; and

•	whose profession or business gives authority to the report made by each of them.

Messrs. Robin Kalanchey, P.Eng., of Ausenco Engineering Canada ULC (formerly Ausenco Engineering Canada Inc.), Scott Weston, P.Geo., of Ausenco Sustainability ULC (formerly Ausenco Sustainability Inc.), Graeme Roper, P.Geo., of Tetra Tech Canada Inc., Greg Z. Mosher, P.Geo., of Tetra Tech Canada Inc., Hassan Ghaffari, P.Eng., of Tetra Tech Canada Inc., Sabry Abdel Hafez, PhD, P.Eng., of Worley Canada Services Ltd., Les Galbraith, P.Eng., P.E., of Knight Piésold Ltd., Stuart J. Parks, P.E., of NANA Worley, James Wescott Bott, P.E., of HDR Alaska Inc. and Steven R. Rowland, P.E., of RECON LLC., hold no interest in the Company.

Deloitte LLP is independent with respect to Northern Dynasty within the meaning of the Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) and within the meaning of the rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

Item 17. Additional Information

Additional information, including directors' and officers' remuneration, any indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in annual financial statements, management’s discussion and analysis, proxy circulars and interim financial statements of the Company, available under the Company’s profile on SEDAR+ at www.sedarplus.ca and from the SEC’s Electronic Document Gathering and Retrieval System ("EDGAR") at www.sec.gov.

The following documents can be obtained upon request from Northern Dynasty’s Shareholder Communication Department by calling (604) 684‑6365:

•	this AIF, together with any document incorporated herein by reference;

•	interim consolidated financial statements filed with Securities Commissions subsequent to the audited consolidated financial statements for the Company's most recently completed financial year, when available; and

•	the Proxy Circular for the annual general meeting of the Company when available.

The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents.

Item 18. Disclosure for Companies not Sending Information Circulars

Not applicable.

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Item 19. Audit and Risk Committee, Auditor Fees, Exemptions, Code of Ethics

Audit and Risk Committee (the "Audit Committee")

Audit Committee Charter

The Audit Committee has adopted a charter that sets out its mandate and responsibilities, and is attached to this AIF as Appendix A.

Composition of the Audit Committee

The Audit Committee currently consists of Stephen Meyer (Chair), Ken Pickering and Wayne Kirk. The Audit Committee reviews all financial statements of the Company prior to their publication, reviews audits performed, considers the adequacy of audit procedures, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The Audit Committee Charter has set criteria for membership which all committee members are required to meet, consistent with National Instrument 52-110, Audit Committees ("NI 52-110"), and other applicable regulatory requirements. The Audit Committee, as needed, meets separately (without management present) with the Company’s auditors to discuss the various aspects of the Company’s financial statements and the independent audit.

Each Audit Committee member is an independent director and is financially literate. Messrs. Kirk and Pickering have been members on other audit committees of publicly listed companies. Mr. Meyer, the Audit and Risk Committee Chair, is a Certified Public Accountant and is a financial expert.

Relevant Education and Experience

As a result of their education and experience, each member of the Audit Committee has familiarity with, an understanding of, or experience in:

•	the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

•	reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and

•	an understanding of internal controls and procedures for financial reporting.

See disclosure regarding biographical information in Item 10.

Reliance on Certain Exemptions Available in NI 52-110

The Company’s independent auditor, Deloitte LLP, has not provided any non-audit services during the most recently completed fiscal year.

Pre-Approval Policies and Procedures

The Company has procedures for the review and pre-approval of any services performed by its auditor. The procedures require that all proposed engagements of its auditor for audit and non-audit services be submitted to the Audit Committee for approval prior to the beginning of any such services. The Audit Committee considers such requests and, if acceptable to a majority of the Audit Committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company’s auditor for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the regulations of the SEC, and whether the services requested, and the fees related to such services could impair the independence of the auditors.

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Principal Accountant Fees and Services

The Audit Committee has reviewed the nature and amount of the audit and non-audit services provided by Deloitte LLP ("Deloitte") to the Company to ensure auditor independence. Fees incurred with Deloitte for audit and non-audit services in the last two fiscal years are outlined in the following table:

Nature of Services	Description of Services	Year ended December 31 2025	Year ended December 31 2024
Audit Fees

the aggregate fees billed by our independent auditor for the audit of our annual consolidated financial statements, reviews of interim consolidated financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

		$ 338,655	$ 275,627
Audit-Related Fees	include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.	32,100	–
Tax Fees	include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.	–	–
All Other Fees	include all other non-audit services.	31,244	–
Total		$ 401,999	$ 275,627

From time to time, management of the Company recommends and requests approval from the Audit Committee for audit and non-audit services to be provided by the Company's auditors. The Audit Committee routinely considers such requests at committee meetings, and if acceptable to a majority of the Audit Committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit Committee assesses, among other factors, whether the non-audit services requested would be considered "prohibited services" as contemplated by the SEC, and whether the non-audit services requested, and the fees related to such services could impair the independence of the auditors.

Code of Ethics

The Company has adopted a code of ethics that applies to all directors, officers and employees of the Company.  A copy of the Code of Ethics, which is included as part of the Company’s Governance Policies and Procedures Manual (the “Governance Manual”) is available for download from the Company’s website at www.northerndynastyminerals.com and under the Company’s profile on SEDAR+ at www.sedarplus.ca.

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Appendix A - Audit and Risk Committee Charter

1.	Purpose: Responsibilities and Authority

The Audit and Risk Committee (the “Audit Committee” or “Committee”) shall carry out its responsibilities under applicable laws, regulations and stock exchange requirements with respect to the employment, compensation and oversight of the Company’s independent auditor, and other matters under the authority of the Committee. The Committee also shall assist the Board of Directors in carrying out its oversight responsibilities relating to the Company’s financial, accounting and reporting processes, the Company’s system of internal accounting and financial controls, the Company’s compliance with related legal and regulatory requirements, and the fairness of transactions between the Company and related parties. In furtherance of this purpose, the Committee shall have the following responsibilities and authority:

(a)	Relationship with Independent Auditor.

(i)

Subject to the law of British Columbia as to the role of the Shareholders in the appointment of independent auditors, the Committee shall have the sole authority to appoint or replace the independent auditor.

(ii)

The Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

(iii)	The independent auditor shall report directly to the Committee.

(iv)

The Committee shall approve in advance all audit and permitted non-audit services with the independent auditor, including the terms of the engagements and the fees payable; provided that the Committee Chair may approve services to be performed by the independent auditors and the fee therefor between Committee meetings if the amount of the fee does not exceed $50,000, provided that any such approval shall be reported to the Committee at the next meeting thereof. The Committee may delegate to a subcommittee the authority to grant pre-approvals of audit and permitted non-audit services, provided that the decision of any such subcommittee shall be presented to the full Committee at its next scheduled meeting.

(v)	At least annually, the Committee shall review and evaluate the experience and qualifications of the lead partner and senior members of the independent auditor team.

(vi)	At least annually, the Committee shall obtain and review a report from the independent auditor regarding:

(A)	the independent auditor’s internal quality-control procedures;

(B)

any material issues raised by the most recent internal quality-control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

(C)	any steps taken to deal with any such issues; and

(D)	all relationships between the independent auditor and the Company.

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(vii)

At least annually, the Committee shall evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

(viii)

The Committee shall ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit, the concurring partner responsible for reviewing the audit, and other audit partners as required by law.

(ix)	The Committee shall consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

(x)

The Committee shall recommend to the Board policies for the Company’s hiring of employees or former employees of the independent auditor who were engaged on the Company’s account or participated in any capacity in the audit of the Company.

(b)	Financial Statement and Disclosure Review.

(i)

The Committee shall review and discuss with management and the independent auditor the annual audited financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether the audited financial statements should be filed with applicable securities regulatory authorities and included in the Company’s annual reports.

(ii)

The Committee shall review and discuss with management (and, to the extent the Committee deems it necessary or appropriate, the independent auditor) the Company’s quarterly financial statements, including disclosures made in management’s discussion and analysis, and approve such quarterly financial statements and management discussion and analysis prior to their filing with applicable securities regulatory authorities.

(iii)

The Committee shall review and discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including the independent auditor’s assessment of the quality of the Company’s accounting principles, any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls over financial reporting, and any special steps adopted in light of material control deficiencies.

(iv)

At least annually and prior to the publication of annual audited financial statements, the Committee shall review and discuss with management and the independent auditor a report from the independent auditor on:

(A)	all critical accounting policies and practices used by the Company;

(B)

all alternative accounting treatments of financial information that have been discussed with management since the prior report, ramifications of the use of such alternative disclosures and treatments, the treatment preferred by the independent auditor, and an explanation of why the independent auditor’s preferred method was not adopted; and.

(C)

other material written communications between the independent auditor and management since the prior report, such as any management letter or schedule of unadjusted differences, the development, selection and disclosure of critical accounting estimates, and analyses of the effect of alternative assumptions, estimates or GAAP methods on the Company’s financial statements.

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(v)

Prior to their filing or issuance, the Committee shall review the Company’s Annual Information Form/Annual Report to the SEC, quarterly and annual earnings press releases, and other financial press releases, including the use of “pro forma” or “adjusted” non-GAAP information.

(vi)

The Committee shall review and discuss with management the financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be specific or it may be in general regarding the types of information to be disclosed and the types of presentations to be made.

(c)	Conduct of the Annual Audit.

The Committee shall oversee the annual audit, and in the course of such oversight the Committee shall have the following responsibilities and authority:

(i)

The Committee shall meet with the independent auditor prior to the audit to discuss the planning and conduct of the annual audit, and shall meet with the independent auditor as may be necessary or appropriate in connection with the audit.

(ii)

The Committee shall ascertain that the independent auditor is registered and in good standing with the Canadian Public Accountability Board and the Public Company Accounting Oversight Board (“PCAOB”) and that the independent auditor satisfies all applicable Canadian independence standards (Canadian Auditing Standard 200), PCAOB Rule 3526 and SEC Regulation S-X, Section 2-01. The Committee shall obtain from the auditor a written description of all relationships between the auditor and the Company and persons in a financial reporting oversight role at the Company as per PCAOB Rule 3526 that may reasonably be thought to bear on independence.

(iii)	The Committee shall discuss with the independent auditor the matters required to be discussed by PCAOB Auditing Standard No. 16 and Canadian Auditing Standard 260 relating to the conduct of the audit.

(iv)

The Committee shall obtain from the independent auditor assurance that the audit was conducted in a manner consistent with Section 10A of the Securities Exchange Act of 1934 and that, in the course of conducting the audit, the independent auditor has not become aware of information indicating that an illegal act has or may have occurred or, if such an act may have occurred, that the independent auditor has taken all action required by Section 10A(b) of the Securities Exchange Act of 1934.

(v)

The Committee shall make such inquiries to the management and the independent auditor as the Committee members deem necessary or appropriate to satisfy themselves regarding the efficacy of the Company’s financial and internal controls and procedures and the auditing process.

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(d)	Compliance and Oversight.

(i)

The Committee shall meet periodically with management and the independent auditor in separate executive sessions. The Committee may also, to the extent it deems necessary or appropriate, meet with the Company’s investment bankers and financial analysts who follow the Company.

(ii)

The Committee shall discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

(iii)

The Committee shall discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies, and regularly review the top risks identified by management and the policies and practices adopted by the Company to mitigate those risks.

(iv)

At least annually and prior to the filing of the AIF/Annual Report to the SEC, the Committee shall review with management and the independent auditor the disclosure controls and procedures and confirm that the Company (with CEO and CFO participation) has evaluated the effectiveness of the design and operation of the controls within 90 days prior to the date of filing of the AIF/Annual Report to the SEC. The Committee also shall review with management and the independent auditor any deficiencies in the design and operation of internal controls and significant deficiencies or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls. As a part of that review, the Committee shall review the process followed in preparing and verifying the accuracy of the required CEO and CFO annual certifications.

(v)

At least annually and prior to the filing of the AIF/Annual Report to the SEC, the Committee shall review with management and the independent auditor management’s internal control report and assessment of the internal controls and procedures, and the independent auditor’s report on and assessment of the internal controls and procedures. In connection with its review of interim and annual financial statements and related management’s discussion and analysis, the Committee shall confirm with management that the Company (with CEO and CFO participation) has taken all actions required in connection with the certifications required by NI 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings.

(vi)

The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(vii)

The Committee shall discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or reports which raise material issues regarding the Company’s financial statements or accounting policies.

(viii)

At least annually, the Committee shall meet with the Company’s legal counsel and discuss any legal matters that may have a material impact on the financial statements or the Company’s compliance policies.

(ix)	The Committee shall oversee the preparation of reports relating to the Audit Committee required under applicable laws, regulations and stock exchange requirements.

(x)	The Committee shall exercise oversight with respect to anti-fraud programs and controls

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(e)	Related Party Transactions.

(i)

The Committee shall review for fairness to the Company proposed transactions, contracts and other arrangements between the Company and its subsidiaries and any related party or affiliate, and make recommendations to the Board whether any such transactions, contracts and other arrangements should be approved or continued. The foregoing shall not include any compensation payable pursuant to any plan, program, contract or arrangement subject to the authority of the Company’s Compensation Committee.

(ii)

As used herein the term “related party” means any officer or director of the Company or any subsidiary, or any shareholder holding a greater than 10% direct or indirect financial or voting interest in the Company, and the term “affiliate” means any person, whether acting alone or in concert with others, that controls, is controlled by or is under common control with another person. "Related party" includes Hunter Dickinson Services Inc., its principals, and their affiliates.

(f)	Additional duties. The Committee shall perform the following additional duties:

(i)	The Committee shall review and recommend dividend policies.

(ii)	The Committee shall oversee the Company’s insurance program.

(iii)	The Committee shall review the appointment of senior financial personnel and make recommendations to the Board of Directors regarding the appointment of the Chief Financial Officer.

(iv)	The Committee shall recommend to the Nominating and Governance Committee the qualifications and criteria for membership on the Committee.

(v)

The Committee shall review and discuss with management the requirement for annual public disclosure pursuant to the Extractive Sector Transparency Measures Act and shall be responsible for approving such disclosures.

(vi)

The Committee shall oversee the implementation by management of appropriate information technology systems for the Company, including as required for proper financial reporting and compliance, and periodically assess the adequacy of such systems.

(vii)	The Committee shall oversee the development and implementation of policies and procedures to mitigate cyber risk and periodically assess the adequacy of such cyber risk controls.

2.	Structure and Membership

(a)	Number and qualification.

The Committee shall consist of three persons unless the Board should from time to time otherwise determine. All members of the Committee shall meet the experience and financial literacy requirements of NI 52-110 and the rules of the Toronto Stock Exchange and the NYSE American. At least one member of the Committee shall be a “financial expert” as defined in Item 407 of SEC Regulation S-K.

(b)	Selection and Removal.

Members of the Committee shall be appointed by the Board, upon the recommendation of the Nominating and Governance Committee. The Board may remove members of the Committee at any time with or without cause.

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(c)	Independence.

All of the members of the Committee shall be “independent” as required for audit committees by NI 52-110, the rules of the Toronto Stock Exchange and the NYSE American, and SEC Rule 10A-3.

(d)	Chair.

Unless the Board elects a Chair of the Committee, the Committee shall elect a Chair by majority vote.

(e)	Compensation.

The compensation of the Committee shall be as determined by the Board.

(f)	Term.

Members of the Committee shall be appointed for one-year terms. Each member shall serve until his or her replacement is appointed, or until he or she resigns or is removed from the Board or the Committee.

3.	Procedures and Administration

(a)	Meetings.

The Committee shall meet as often as it deems necessary in order to perform its responsibilities, but not less than quarterly. The Committee shall keep minutes of its meetings and any other records as it deems appropriate.

(b)	Subcommittees.

The Committee may form and delegate authority to one or more subcommittees, consisting of at least one member, as it deems appropriate from time to time under the circumstances.

(c)	Reports to the Board.

The Committee shall regularly report to the Board with respect to such matters as are relevant to the Committee’s discharge of its responsibilities, and shall report in writing on request of the Chair of the Board.

(d)	Charter.

The Committee shall, at least annually, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

(e)	Independent Advisors.

The Committee shall have the authority to engage such independent legal and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be regular advisors to the Company. The Committee is empowered, without further action by the Board, to cause the Company to pay appropriate compensation to advisors engaged by the Committee.

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(f)	Investigations.

The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it deems appropriate, including the authority to request any Officer or other person to meet with the Committee and to access all Company records.

(g)	Annual Self-Evaluation.

The Committee shall evaluate its own performance at least annually.

4. Additional Powers

The Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

5. Limitation of Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of management and the independent auditor.

6. Committee Member Independence, Financial Literacy and Financial Expert Requirements

A. Independence

(a) See Appendix 2 of the Company’s Governance Manual.

B. Financial Literacy and Financial Expert Requirements

NI 52-110

Section 3.1(4) states that each audit committee member must be financially literate.

Section 1.6 defines the meaning of financial literacy as follows:

“For the purposes of this Instrument, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.”

NYSE AMERICAN Section 803(B)(2)(a)(iii)

Each issuer must have an Audit Committee of at least three members, each of whom:

“is able to read and understand fundamental financial statements, including a company’s balance sheet, income statement, and cash flow statement. Additionally, each issuer must certify that it has, and will continue to have, at least one member of the audit committee who is financially sophisticated, in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities. A director who qualifies as an audit committee financial expert under Item 407(d)(5)(ii) of Regulation S-K is presumed to qualify as financially sophisticated.”

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ITEM 407(d)(5)(ii) 0F REGULATION S-K, DEFINITION OF FINANCIAL EXPERT

For purposes of this Item, an audit committee financial expert means a person who has the following attributes:

(A)	An understanding of generally accepted accounting principles and financial statements;

(B)	The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(C)

Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(D)	An understanding of internal control over financial reporting; and

(E)	An understanding of audit committee functions.

A	person shall have acquired such attributes through:

(A)

Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(B)	Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(C)	Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(D)	Other relevant experience.

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